As filed with the Securities and Exchange Commission on April 13, 2005
Registration No. 333-122156

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

XenoPort, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2834	94-3330837
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
3410 Central Expressway
Santa Clara, CA 95051
(408) 616-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ronald W. Barrett, Ph.D.
Chief Executive Officer
XenoPort, Inc.
3410 Central Expressway
Santa Clara, CA 95051
(408) 616-7200
(Name, address, including zip code, and telephone number,
including area code, of agent for service)
Copies to:

Suzanne Sawochka Hooper, Esq. Cooley Godward LLP Five Palo Alto Square 3000 El Camino Real Palo Alto, CA 94306 (650) 843-5000	Bruce K. Dallas, Esq. Davis Polk & Wardwell 1600 El Camino Real Menlo Park, CA 94025 (650) 752-2000

     Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date of this Registration Statement.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box. ☐
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering.    ☐
     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)
Issued April 13, 2005
                                     Shares
COMMON STOCK

XenoPort, Inc. is offering                      shares of its common stock. This is our initial public offering, and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $          and $           per share.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “XNPT.”

Investing in our common stock involves risks. See “Risk Factors” beginning on page 7.

PRICE $          A SHARE

Underwriting
	Price to	Discounts and	Proceeds to
	Public	Commissions	XenoPort

Per Share	$	$	$
Total	$	$	$
We have granted the underwriters the right to purchase up to an additional            shares of common stock to cover over-allotments.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Morgan Stanley & Co. Incorporated expects to deliver the shares to purchasers on                     , 2005.

MORGAN STANLEY	DEUTSCHE BANK SECURITIES
PACIFIC GROWTH EQUITIES, LLC
LAZARD
                    , 2005

      You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from the information contained in this prospectus. We are offering to sell shares of common stock, and seeking offers to buy shares of common stock, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of when this prospectus is delivered or when any sale of our common stock occurs.
      Until                     , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.
      We have not taken any action to permit a public offering of the shares of common stock outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

i

PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus that we consider important to investors. You should read the entire prospectus carefully, including the “Risk Factors” section and our financial statements and the related notes appearing at the end of this prospectus, before making an investment decision.
XENOPORT, INC.
Overview
      We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of existing drugs. Our most advanced product candidate has successfully completed a Phase 2a clinical trial for the treatment of restless legs syndrome, or RLS, and is currently being evaluated in a Phase 2b clinical trial for this indication. RLS is a common, under-diagnosed neurological disorder that frequently manifests itself as a sleep disorder. This product candidate has also successfully completed a Phase 2a clinical trial for the management of post-herpetic neuralgia, or PHN. PHN is a chronic type of neuropathic pain, which is pain resulting from nerve damage. Each of our product candidates is an orally available, patentable new chemical entity that addresses large potential markets. Our innovative product candidates, which we refer to as Transported Prodrugs, are created by modifying the chemical structure of currently marketed drugs, referred to as parent drugs, and are designed to correct deficiencies in the oral absorption, distribution and/or metabolism of the parent drug. We have designed our current Transported Prodrugs to be actively transported from the gastrointestinal, or GI, tract into the bloodstream, where they are metabolized to release the parent drug. We hold all worldwide commercial rights to our product candidates.
      A key component of our strategy is to reduce the risks and time associated with drug development by capitalizing on the known safety, efficacy and established drug development history of the parent drugs. In addition, our product candidates are designed to be metabolized to release the parent drugs and natural substances with favorable safety characteristics. We believe that these features will increase the probability of successfully developing our product candidates. In addition, we intend to seek approval of our product candidates in indications for which the parent drugs have not been approved, but are nevertheless used off-label after having demonstrated efficacy in clinical trials. We believe that the improved characteristics of our product candidates will provide meaningful therapeutic benefits compared to existing drugs, as well as allow for approval to market in indications for which the parent drugs are not approved or promoted.
Our Product Candidates
      Our current portfolio of proprietary product candidates includes the following:

XP13512
      Our most advanced Transported Prodrug is XP13512, which we are developing for the treatment of RLS and the management of PHN. XP13512 is metabolized by the body to release gabapentin, a drug that has been sold by Pfizer Inc as Neurontin since 1993. Pfizer reported approximately $2.7 billion in worldwide sales of Neurontin for 2004. Despite its substantial commercial success, we believe that gabapentin therapy can be significantly improved. Gabapentin absorption is highly variable among patients, and there is a limit on the gabapentin blood concentrations that can be achieved. In addition, the short duration of gabapentin in blood after oral dosing requires that it be administered three times a day, which may lead to poor compliance with the dosing regimen and, therefore, reduced efficacy in some patients.
      Restless Legs Syndrome. We have shown XP13512 to be effective in the treatment of RLS in a Phase 2a clinical trial. RLS is characterized by an irresistible urge to move one’s legs, usually accompanied by unpleasant sensations or pain in the legs. A study published in the May 2004 issue of Sleep Medicine indicated that approximately 2% of patients visiting primary care physicians in the United States and four European countries suffer from RLS symptoms severe enough to disrupt their quality of life. There are currently no drugs approved by the U.S. Food and Drug Administration, or FDA, for the treatment of RLS.
      We commenced a Phase 2b clinical trial for the treatment of RLS using once-daily doses of XP13512 in February of this year. If the results from this Phase 2b clinical trial are favorable, we expect to enter Phase 3 clinical trials for the treatment of RLS, the successful completion of which will be necessary to support an application for regulatory approval. However, even if we file this application, it may not result in regulatory approval.
      Post-Herpetic Neuralgia. We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN. PHN is a complication of shingles, a painful outbreak of rash or blisters on the skin caused by a reactivation of the same virus that causes chicken pox. In 2003, there were more than 100,000 cases of PHN in the United States.
      We also intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy. It is estimated that the aggregate prevalence in 2003 of all forms of neuropathic pain was 62.6 million patients in the United States and six other major pharmaceutical markets, collectively.

XP19986
      We are developing XP19986, a Transported Prodrug of R-baclofen, for the treatment of gastroesophageal reflux disease, or GERD. XP19986 is also a potential treatment for the symptoms of spasticity. Baclofen is currently sold as a generic drug in the United States for the alleviation of the signs and symptoms of spasticity in patients due to multiple sclerosis, stroke or cerebral palsy, as well as other pain and spasm conditions. For the 12 months ended August 31, 2004, there were approximately 2.3 million prescriptions written for baclofen in the United States. In addition, recently published studies indicate that baclofen may also be effective in treating GERD, although it is not currently approved for this indication. XP19986 was designed to address the deficiencies of baclofen, which include its short duration in blood after oral dosing, the requirement for frequent dosing and unwanted side effects. Absorption of baclofen in the lower GI tract is limited, and this has prevented development of a sustained-release formulation that could address these deficiencies. By targeting high-capacity nutrient transporter mechanisms that exist throughout the length of the entire GI tract, we believe that XP19986 can be formulated in a sustained-release pill to provide improved therapy.
      GERD is a digestive system disorder characterized by the frequent, undesirable passage of stomach contents into the esophagus that results in symptoms such as heartburn and, in some cases, damage to the lining of the esophagus. Approximately $10 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily. The prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively. We believe that XP19986, if successfully developed, will be superior to baclofen as a treatment for spasticity and as a potential treatment for GERD because of reduced dosing frequency, improved patient compliance, improved efficacy and/or reduced side effects.
      We initiated a Phase 1 clinical trial of XP19986 in March of this year.
Future Applications
      We believe that there are a number of other parent drugs that could be candidates for our Transported Prodrug technology. In addition, we believe that our proprietary technology has broad applicability beyond improving absorption from the GI tract, such as targeting delivery of anti-cancer drugs preferentially into tumors and improving the penetration of drugs into the central nervous system, or CNS. Finally, we believe that there is a significant opportunity to use our proprietary technology to rehabilitate drug candidates of third parties that initially demonstrated potential therapeutic benefits but whose limitations in absorption, distribution and metabolism have prevented successful drug development or commercialization.

Risks Related to Our Business
      Our business is subject to a number of risks of which you should be aware before making an investment decision. These risks are discussed more fully in “Risk Factors.” For example:

•	our access to information related to the parent drugs of our product candidates may not reduce the risks and time associated with drug development;

•	all of our product candidates are in clinical or earlier stages of development;

•	results of early stages of development may not be predictive of results in later stages of development;

•	clinical trials may fail to demonstrate the safety and efficacy of our product candidates, preventing or delaying the completion of development and regulatory approval;

•	we have not received, and may not receive, regulatory approval for, or commercial revenues from, any of our product candidates;

•	issues with the parent drugs of our product candidates could give rise to delays in the regulatory approval process;

•	as of December 31, 2004, we had incurred $96.0 million in net losses since inception; and

•	because our leading product candidates are in the early stages of clinical testing, we expect to continue to incur substantial and increasing losses over the next several years, and we may never become profitable.
Corporate Information
      We were incorporated in Delaware in May 1999. Our principal offices are located at 3410 Central Expressway, Santa Clara, CA 95051, and our telephone number is (408) 616-7200. Our website address is www.xenoport.com. Information found on, or accessible through, our website is not a part of, and is not incorporated into, this prospectus. Service marks, trademarks and trade names appearing in this prospectus are the property of their respective owners. Unless the context requires otherwise, references in this prospectus to “the company,” “we,” “us” and “our” refer to XenoPort, Inc.

THE OFFERING

Common stock offered	shares

Common stock to be outstanding after the closing of this offering	shares

Use of proceeds	We expect to use the net proceeds from this offering for general corporate purposes, including clinical trial, research and development, general and administrative and manufacturing expenses and potential acquisitions of companies, products or technologies that complement our business. See “Use of Proceeds.”

Proposed Nasdaq National Market symbol	XNPT

      The number of shares of our common stock to be outstanding after the closing of this offering is based on 14,226,043 shares outstanding as of March 31, 2005 and excludes:

•	980,510 shares of our common stock issuable upon exercise of options outstanding under our 1999 Stock Plan as of March 31, 2005, at a weighted average exercise price of $3.69 per share;

•	474,811 shares of our common stock issuable upon exercise of warrants outstanding as of March 31, 2005, at a weighted average exercise price of $1.27 per share, of which warrants exercisable for 425,731 shares of our common stock will terminate if not exercised prior to the closing of this offering;

•	148,177 shares of our common stock reserved for future issuance under our 1999 Stock Plan as of March 31, 2005 and 2,400,000 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, which will become effective on or before the closing of this offering; and

•	43,938 shares of our common stock reserved as of March 31, 2005 for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering.

      Unless otherwise indicated, all information in this prospectus:

•	gives effect to our amended and restated certificate of incorporation that we will file immediately prior to the closing of this offering;

•	gives effect to the automatic conversion of all outstanding shares of our preferred stock into 11,759,569 shares of common stock concurrently with the closing of this offering;

•	assumes no exercise by the underwriters of their over-allotment option to purchase up to additional shares of our common stock in this offering;

•	excludes 43,938 shares of our common stock reserved as of March 31, 2005 for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering; and

•	gives effect to a 1-for-6 reverse stock split, which will occur before the closing of this offering.

SUMMARY FINANCIAL DATA
      The following tables summarize our financial data. You should read the following summary financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus.
      The summary financial data for the years ended December 31, 2002, 2003, 2004, for the period from May 19, 1999 (inception) to December 31, 2004 and as of December 31, 2004 are derived from our audited financial statements included in this prospectus.

				Period From
				May 19, 1999
	Year Ended December 31,			(Inception) to
				December 31,
	2002	2003	2004	2004

	(in thousands, except per share data)
Statement of Operations Data:
Total revenues	$673	$6,231	$9,955	$17,109
Operating expenses:
Research and development	17,653	25,718	33,026	91,589
General and administrative	5,597	5,852	8,512	24,690

Total operating expenses	23,250	31,570	41,538	116,279
Loss from operations	(22,577)	(25,339)	(31,583)	(99,170)
Net loss	(22,260)	(25,331)	(31,242)	(95,968)
Convertible preferred stock dividend	—	—	(97)	(97)
Loss applicable to common stockholders	$(22,260)	$(25,331)	$(31,339)	$(96,065)
Basic and diluted loss per share applicable to common stockholders	$(33.20)	$(26.79)	$(25.51)
Shares used to compute basic and diluted loss per share applicable to common stockholders			1,229
Pro forma basic and diluted net loss per common share (unaudited)(1)			$(2.77)
Shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)			11,276

(1)	The pro forma net loss per common share information is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the conversion of all shares of our preferred stock outstanding as of December 31, 2004 into 11,755,794 shares of common stock concurrently with the closing of this offering (includes 6,433 shares of our common stock reserved as of December 31, 2004 for issuance upon conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering), as if the conversion had occurred at the date of the original issuance.

	As of December 31, 2004

			Pro Forma as
	Actual	Pro Forma(1)	Adjusted(2)

		(unaudited)
	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$60,245	$60,245	$
Working capital	52,094	52,094
Restricted investments	3,169	3,169
Total assets	71,693	71,693
Noncurrent portion of equipment financing obligations	1,325	1,325
Deficit accumulated during the development stage	(96,065)	(96,065)
Total stockholders’ (deficit) equity	(91,379)	57,522

(1)	Reflects the automatic conversion of all shares of our preferred stock outstanding as of December 31, 2004 into an aggregate of 11,755,794 shares of common stock concurrently with the closing of this offering (includes 6,433 shares of our common stock reserved as of December 31, 2004 for issuance upon conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering).

(2)	Adjusts the pro forma information to reflect the sale of shares of common stock in this offering at an assumed initial public offering price of $ per share, the mid-point of our anticipated price range, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS
      Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below together with all of the other information contained in this prospectus before deciding whether to purchase any shares of our common stock. If any of the following risks occur, the trading price of our common stock could decline and you may lose all or part of your investment.
Risks Related to Our Business and Industry
   We have incurred operating losses since inception and expect to continue to incur substantial and increasing losses for the foreseeable future. We may never achieve or sustain profitability.
      We are a development stage company with a limited operating history and have incurred significant losses since our inception, including losses of approximately $31.2 million for the year ended December 31, 2004 and $25.3 million for the year ended December 31, 2003. As of December 31, 2004, we had a deficit accumulated during the development stage of $96.1 million. We expect our research and development expenses to continue to increase as we continue to expand our development programs, and, subject to regulatory approval for any of our product candidates, we expect to incur significant expenses associated with the establishment of a North American specialty sales force and increased manufacturing expenses. As a result, we expect to continue to incur substantial and increasing losses for the foreseeable future. These losses have had and will continue to have an adverse effect on our stockholders’ equity (deficit) and working capital.
      Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when or if we will be able to achieve or sustain profitability. Currently, we have no products approved for commercial sale, and, to date, we have not generated any product revenue. We have financed our operations primarily through the sale of equity securities, non-equity payments from collaborative partners, capital lease and equipment financings and government grants. We have devoted substantially all of our efforts to research and development, including clinical trials. If we are unable to develop and commercialize any of our product candidates, if development is delayed or if sales revenue from any product candidate that receives marketing approval is insufficient, we may never become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.
   Our success depends substantially on our most advanced product candidates, which are still under development. If we are unable to bring any or all of these product candidates to market, or experience significant delays in doing so, our ability to generate product revenue and our likelihood of success will be harmed.
      Our two most advanced product candidates are in Phase 1 or Phase 2 clinical trials. Our ability to generate product revenue in the future will depend heavily on the successful development and commercialization of these product candidates. Our other product candidates are in various stages of preclinical development. Any of our product candidates could be unsuccessful if it:

•	does not demonstrate acceptable safety and efficacy in preclinical studies or clinical trials or otherwise does not meet applicable regulatory standards for approval;

•	does not offer therapeutic or other improvements over existing or future drugs used to treat the same conditions;

•	is not capable of being produced in commercial quantities at acceptable costs; or

•	is not accepted in the medical community and by third-party payors.
      We do not expect any of our current product candidates to be commercially available before 2009, if at all. If we are unable to make our product candidates commercially available, we will not generate substantial product revenues and we will not be successful. The results of our clinical trials to date do not provide assurance that acceptable efficacy or safety will be shown upon completion of Phase 3 clinical trials.

   If we are not able to obtain required regulatory approvals, we will not be able to commercialize our product candidates, our ability to generate revenue will be materially impaired and our business will not be successful.

      Our product candidates and the activities associated with their development and commercialization are subject to comprehensive regulation by the FDA and other regulatory agencies in the United States and by comparable authorities in other countries. The inability to obtain FDA approval or approval from comparable authorities in other countries would prevent us from commercializing our product candidates in the United States or other countries. We may never receive regulatory approval for the commercial sale of any of our product candidates. Moreover, if the FDA requires that any of our product candidates be scheduled by the U.S. Drug Enforcement Agency, or DEA, before the product is commercially sold, we will be unable to begin commercial sale of that product until the DEA completes scheduling proceedings. If any of our product candidates is classified as a controlled substance by the DEA, we would have to register annually with the DEA and those product candidates would be subject to additional regulation. We have not received regulatory approval to market any of our product candidates in any jurisdiction and have only limited experience in preparing and filing the applications necessary to gain regulatory approvals. The process of applying for regulatory approval is expensive, often takes many years and can vary substantially based upon the type, complexity and novelty of the product candidates involved.

      Changes in the regulatory approval policy during the development period, changes in, or the enactment of, additional regulations or statutes or changes in regulatory review for each submitted product application may cause delays in the approval or rejection of an application. Even if the FDA or other regulatory agency approves a product candidate, the approval may impose significant restrictions on the indicated uses, conditions for use, labeling, advertising, promotion, marketing and/or production of such product and may impose ongoing requirements for post-approval studies, including additional research and development and clinical trials. The FDA and other agencies also may impose various civil or criminal sanctions for failure to comply with regulatory requirements, including withdrawal of product approval.

      The FDA has substantial discretion in the approval process and may refuse to accept any application or decide that our data is insufficient for approval and require additional preclinical, clinical or other studies. For example, varying interpretations of the data obtained from preclinical and clinical testing could delay, limit or prevent regulatory approval of a product candidate.

      We will need to obtain regulatory approval from authorities in foreign countries to market our product candidates in those countries. We have not yet initiated the regulatory process in any foreign jurisdictions. Approval by one regulatory authority does not ensure approval by regulatory authorities in other jurisdictions. If we fail to obtain approvals from foreign jurisdictions, the geographic market for our product candidates would be limited.

   We will need substantial additional funding and may be unable to raise capital when needed, which would force us to delay, reduce or eliminate our product development programs or commercialization efforts.

      We will need to raise additional capital to fund our operations and complete the development of our product candidates. If any product candidates receive regulatory approval for commercial sale, we will need to raise additional capital to fund our commercialization efforts. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the timing, receipt and amount of sales or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
      Until we can generate a sufficient amount of product revenue, if ever, we expect to finance future cash needs through public or private equity offerings, debt financings or corporate collaboration and licensing arrangements, as well as through interest income earned on cash balances.
      If we raise additional funds by issuing equity securities, our stockholders may experience dilution. Any debt financing or additional equity that we raise may contain terms that are not favorable to our stockholders or us. If we raise additional funds through collaboration and licensing arrangements with third parties, we may be required to relinquish some rights to our technologies or our product candidates or grant licenses on terms that are not favorable to us.
      We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We expect that our existing capital resources and the net proceeds from this offering will enable us to maintain currently planned operations into the first quarter of 2007. However, our operating plan may change, and we may need additional funds sooner than planned to meet operational needs and capital requirements for product development and commercialization. Other than a modest amount of committed equipment financing, we currently have no credit facility or committed sources of capital. If this offering is not completed, we believe we have sufficient funds to maintain currently planned operations through the first quarter of 2006.
      Additional funds may not be available when we need them on terms that are acceptable to us, or at all. If adequate funds are not available on a timely basis, we may:

•	terminate or delay clinical trials for one or more of our product candidates;

•	delay our establishment of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates; or

•	curtail significant drug development programs that are designed to identify new product candidates.
   If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates.
      To obtain the requisite regulatory approvals to market and sell any of our product candidates, we must demonstrate, through extensive preclinical studies and clinical trials, that the product candidate is safe and effective in humans. To date, we have not completed the clinical trials of any product candidate. Preclinical and clinical testing is expensive, can take many years and has an uncertain outcome. A failure of one or more of our clinical trials could occur at any stage of testing. In addition, success in preclinical testing and early clinical trials does not ensure that later clinical trials will be successful, and interim results of a clinical trial do not necessarily predict final results. We may experience numerous unforeseen events during, or as a result of, preclinical testing and the clinical trial process, which could delay or prevent our ability to commercialize our product candidates, including:

•	regulators or institutional review boards may not authorize us to commence a clinical trial at a prospective trial site;

•	our preclinical testing or clinical trials may produce negative or inconclusive results, which may require us to conduct additional preclinical or clinical testing or to abandon projects that we expect to be promising;

•	we may suspend or terminate our clinical trials if the participating patients are being exposed to unacceptable health risks;

•	regulators or institutional review boards may suspend or terminate clinical research for various reasons, including noncompliance with regulatory requirements; and

•	the effects of our product candidates may not be the desired effects or may include undesirable side effects.
      As an example of an unforeseen event, after having been discharged from a Phase 1 clinical trial in which a single dose of XP13512 was administered almost two days earlier, a volunteer died of a self-inflicted gunshot wound following a domestic dispute. We do not believe that this incident was related to XP13512. However, any unforeseen event could cause us to experience significant delays in, or the termination of, clinical trials. Any such events would increase our costs and could delay or prevent our ability to commercialize our product candidates, which would adversely impact our financial results.
   Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business.
      To date, we have not completed the clinical trials of any product candidate. The commencement and completion of clinical trials for our product candidates may be delayed or terminated as a result of many factors, including:

•	our inability or the inability of our collaborators or licensees to manufacture or obtain from third parties materials sufficient for use in preclinical studies and clinical trials;

•	delays in patient enrollment, which we have experienced in the past, and variability in the number and types of patients available for clinical trials;

•	difficulty in maintaining contact with patients after treatment, resulting in incomplete data;

•	poor effectiveness of product candidates during clinical trials;

•	unforeseen safety issues or side effects; and

•	governmental or regulatory delays and changes in regulatory requirements, policy and guidelines.
      Any delay in commencing or completing clinical trials for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition. It is also possible that none of our product candidates will complete clinical trials in any of the markets in which we or our collaborators intend to sell those product candidates. Accordingly, we or our collaborators would not receive the regulatory approvals needed to market our product candidates, which would severely harm our business and financial condition.
   We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates.
      We do not have the ability to independently conduct clinical trials for our product candidates, and we must rely on third parties, such as contract research organizations, medical institutions, clinical investigators and contract laboratories, to conduct our clinical trials. We have, in the ordinary course of business, entered into agreements with these third parties. Nonetheless, we are responsible for confirming that each of our clinical trials is conducted in accordance with its general investigational plan and protocol. Moreover, the FDA requires us to comply with regulations and standards, commonly referred to as good clinical practices, for conducting and recording and reporting the results of clinical trials to assure that data and reported results are credible and accurate and that the trial participants are adequately protected. Our reliance on third parties that we do not control does not relieve us of these responsibilities and requirements. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or accuracy of the data they obtain is compromised due to the failure to adhere to our clinical protocols or regulatory requirements or for other reasons, our preclinical development activities or clinical trials may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for, or successfully commercialize, our product candidates.

   If some or all of our patents expire, are invalidated or are unenforceable, or if some or all of our patent applications do not yield issued patents or yield patents with narrow claims, competitors may develop competing products using our intellectual property and our business will suffer.
      Our success will depend in part on our ability to obtain and maintain patent and trade secret protection for our technologies and product candidates both in the United States and other countries. We cannot guarantee that any patents will issue from any of our pending or future patent applications. Alternatively, a third party may successfully circumvent our patents. Our rights under any issued patents may not provide us with sufficient protection against competitive products or otherwise cover commercially valuable products or processes.
      The degree of future protection for our proprietary technologies and product candidates is uncertain because legal means afford only limited protection and may not adequately protect our rights or permit us to gain or keep our competitive advantage. For example:

•	we might not have been the first to make the inventions covered by each of our pending patent applications and issued patents;

•	we might not have been the first to file patent applications for these inventions;

•	others may independently develop similar or alternative technologies or duplicate any of our technologies;

•	it is possible that none of our pending patent applications will result in issued patents;

•	any patents issued to us or our collaborators may not provide a basis for commercially viable products or may be challenged by third parties; or

•	the patents of others may have an adverse effect on our ability to do business.
      Even if valid and enforceable patents cover our product candidates and technologies, the patents will provide protection only for a limited amount of time.
      Our and our collaborators’ ability to obtain patents is highly uncertain because, to date, some legal principles remain unresolved, there has not been a consistent policy regarding the breadth or interpretation of claims allowed in patents in the United States and the specific content of patents and patent applications that are necessary to support and interpret patent claims is highly uncertain due to the complex nature of the relevant legal, scientific and factual issues. Furthermore, the policies governing biotechnology patents outside the United States are even more uncertain. Changes in either patent laws or interpretations of patent laws in the United States and other countries may diminish the value of our intellectual property or narrow the scope of our patent protection.
      Even if patents are issued regarding our product candidates or methods of using them, those patents can be challenged by our competitors who can argue such patents are invalid and/ or unenforceable. Patents also may not protect our product candidates if competitors devise ways of making these or similar product candidates without legally infringing our patents. The Federal Food, Drug and Cosmetic Act and FDA regulations and policies provide incentives to manufacturers to challenge patent validity or create modified, non-infringing versions of a drug in order to facilitate the approval of generic substitutes. These same types of incentives encourage manufacturers to submit new drug applications that rely on literature and clinical data not prepared for or by the drug sponsor.
      As of March 31, 2005, we held three U.S. patents and had 63 patent applications pending before the U.S. Patent and Trademark Office, or PTO. For some of our inventions, corresponding non-U.S. patent protection is pending. Of the three U.S. patents that we hold, two patents are compound- and composition-related, having an expiration date in 2022 and one patent is screening methodology-related, having an expiration date in 2022. Subject to possible patent term extension, the entitlement for which and the term of which we cannot predict, patent protection in the United States covering the compound for XP13512, our product candidate that is a Transported Prodrug of gabapentin, will expire in 2022. We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. In addition, for XP19986, our product candidate that is a Transported Prodrug of R-baclofen and that entered clinical trials in March of this year, three U.S. and two non-U.S. patent applications are pending, but no patents have yet issued. Although third parties may challenge our rights to, or the scope or validity of, our patents, to date, we have not received any communications from third parties challenging our patents or patent applications covering our product candidates.
      We also rely on trade secrets to protect our technology, especially where we do not believe that patent protection is appropriate or obtainable. However, trade secrets are difficult to protect. Our employees, consultants, contractors, outside scientific collaborators and other advisors may unintentionally or willfully disclose our confidential information to competitors. Enforcing a claim that a third party illegally obtained and is using our trade secrets is expensive and time-consuming, and the outcome is unpredictable. Failure to obtain or maintain trade secret protection could adversely affect our competitive business position.
      Our research and development collaborators may have rights to publish data and other information in which we have rights. In addition, we sometimes engage individuals or entities to conduct research that may be relevant to our business. The ability of these individuals or entities to publish or otherwise publicly disclose data and other information generated during the course of their research is subject to certain contractual limitations. In most cases, these individuals or entities are, at the least, precluded from publicly disclosing our confidential information and are only allowed to disclose other data or information generated during the course of the research after we have been afforded an opportunity to consider whether patent and/or other proprietary protection should be sought. If we do not apply for patent protection prior to such publication or if we cannot otherwise maintain the confidentiality of our technology and other confidential information, then our ability to receive patent protection or protect our proprietary information may be jeopardized.
   Third-party claims of intellectual property infringement would require us to spend significant time and money and could prevent us from developing or commercializing our products.
      Our commercial success depends in part on not infringing the patents and proprietary rights of other parties and not breaching any licenses that we have entered into with regard to our technologies and products. Because others may have filed, and in the future are likely to file, patent applications covering products or other technologies of interest to us that are similar or identical to ours, patent applications or issued patents of others may have priority over our patent applications or issued patents. For example, we are aware of a third party patent application relating to prodrugs of gabapentin that, if it issues, if it is determined to be valid and if it is construed to cover XP13512, could affect the development and commercialization of XP13512. Additionally, we are aware of third-party patents relating to the use of baclofen in the treatment of GERD. If the patents are determined to be valid and construed to cover XP19986, the development and commercialization of XP19986 could be affected. With respect to the claims contained in these patent applications and patents, we either believe that our activities do not infringe the patents at issue or that the third-party patent or patent applications are invalid. However, it is possible that a judge or jury will disagree with our conclusions regarding non-infringement or invalidity, and we could incur substantial costs in litigation if we are required to defend against patent suits brought by third parties or if we initiate these suits. Any legal action against our collaborators or us claiming damages and seeking to enjoin commercial activities relating to the affected products and processes could, in addition to subjecting us to potential liability for damages, require our collaborators or us to obtain a license to continue to manufacture or market the affected products and processes. Licenses required under any of these patents may not be available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to develop, commercialize and sell our product candidates. We believe that there may continue to be significant litigation in the biotechnology and pharmaceutical industry regarding patent and other intellectual property rights. If we become involved in litigation, it could consume a substantial portion of our management and financial resources and we may not prevail in any such litigation.
      Furthermore, our commercial success will depend, in part, on our ability to continue to conduct research to identify additional product candidates in current indications of interest or opportunities in other indications. Some of these activities may involve the use of genes, gene products, screening technologies and other research tools that are covered by third-party patents. Court decisions have indicated that the exemption from patent infringement afforded by 35 U.S.C. §271(e)(1) does not encompass all research and development activities associated with product development. In some instances, we may be required to obtain licenses to such third-party patents to conduct our research and development activities, including activities that may have already occurred. It is not known whether any license required under any of these patents would be made available on commercially acceptable terms, if at all. Failure to obtain such licenses could materially and adversely affect our ability to maintain a pipeline of potential product candidates and to bring new products to market. If we are required to defend against patent suits brought by third parties relating to third-party patents that may be relevant to our research activities, or if we initiate such suits, we could incur substantial costs in litigation. Moreover, an adverse result from any legal action in which we are involved could subject us to damages and/or prevent us from conducting some of our research and development activities.
   If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed.
      We presently do not have sufficient quantities of our product candidates to complete clinical trials of either XP13512 or XP19986. We do not currently own or operate manufacturing facilities, and we rely and expect to continue to rely on a small number of third-party compound manufacturers and active pharmaceutical ingredient formulators for the production of clinical and commercial quantities of our product candidates. We do not have long-term agreements with any of these third parties, and our agreements with these parties are generally terminable at will by either party at any time. If, for any reason, these third parties are unable or unwilling to perform under our agreements or enter into new agreements, we may not be able to locate alternative manufacturers or formulators or enter into favorable agreements with them. Any inability to acquire sufficient quantities of our product candidates in a timely manner from these third parties could delay clinical trials and prevent us from developing and commercializing our product candidates in a cost-effective manner or on a timely basis.
      We purchase substantial amounts of gabapentin, which is used to make XP13512, from Teva Pharmaceutical Industries Ltd. pursuant to purchase orders issued from time to time. Teva’s sale of gabapentin is the subject of ongoing litigation brought by Pfizer alleging infringement of a patent held by Pfizer. In the event that Teva decides not to sell gabapentin to us, or decides to sell gabapentin to us at a price that is not commercially attractive, or, as a result of this litigation, ceases producing gabapentin, we would not be able to manufacture XP13512 until a qualified alternative supplier was identified. This could delay the development of, and impair our ability to commercialize, this product candidate.
      We have agreed to purchase approximately 700 kilograms of XP13512 in active pharmaceutical ingredient form, known as API, from Lonza Ltd. under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement in response to a breach by us, we would not be able to manufacture the API until a qualified alternative supplier was identified. This could delay the development of, and impair our ability to commercialize, this product candidate. In addition, our current agreement with Lonza does not provide for the entire supply of API that we require to complete all of our planned clinical trials or for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of the API for XP13512. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier was identified, which could also delay the development of, and impair our ability to commercialize, this product candidate.
      In addition, we currently rely on Cardinal Health PTS, LLC as a single source supplier for XP13512 formulated in sustained-release tablets for clinical trials at specified transfer prices under a quotation agreed upon by the parties that forms a part of a master services agreement. In the event that Cardinal Health terminates the agreement under specified circumstances, we would not be able to manufacture XP13512 sustained-release tablets until a qualified alternative supplier was identified. This could delay the development of, and impair our ability to commercialize, XP13512.

      We currently rely on Heumann Pharma GmbH, a subsidiary of Pfizer, as our single source supplier of R-baclofen, the active agent used to make XP19986, under purchase orders issued from time to time. We are not aware of any alternative suppliers of R-baclofen. If we were unable to identify a qualified alternative supplier of R-baclofen, this could delay the development of, and impair our ability to commercialize, this product candidate.
      We currently rely on Lonza as the single source supplier of our current worldwide requirements of XP19986 in API form through our initial Phase 2 clinical trials under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement in response to a breach by us, we would not be able to manufacture the API until a qualified alternative supplier was identified. Our current agreement with Lonza does not provide for the entire supply of the API necessary for additional Phase 2 and Phase 3 clinical trials or for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of the API for XP19986. In the event that the parties cannot agree to the terms and conditions for Lonza to provide some or all of our API commercial supply needs, we would not be able to manufacture API until a qualified alternative supplier was identified, which could also delay the development of, and impair our ability to commercialize, this product candidate.
      Cardinal Health provides our requirements of XP19986 for clinical trials in the form of capsules containing either immediate-release beads or a combination of immediate-release and controlled-release beads, at specified transfer prices under a quotation agreed upon by the parties as a part of a master services agreement. We rely on Cardinal Health as a single source supplier for capsules of XP19986. In the event that Cardinal Health terminates the agreement under specified circumstances, we would not be able to manufacture XP19986 until a qualified alternative supplier was identified. This could delay the development of, and impair our ability to commercialize, XP19986.
      We have generated data demonstrating that XP13512 is stable at room temperature when packaged appropriately. While we currently ship XP13512 using refrigerated containers, we anticipate that the packaging improvements that we have made will alleviate the need to ship this product candidate for commercial sale using refrigerated containers. If we are unable to achieve these packaging and shipping improvements, we may incur additional expenses and delays that could impair our ability to generate product revenue.
   If we are required to obtain alternate third-party manufacturers, it could delay or prevent the clinical development and commercialization of our product candidates.
      We may not be able to maintain or renew our existing or any other third-party manufacturing arrangements on acceptable terms, if at all. If we are unable to continue relationships with Teva, Lonza or Cardinal Health for XP13512, or Heumann, Lonza or Cardinal Health for XP19986, or to do so at an acceptable cost, or if these suppliers fail to meet our requirements for these product candidates for any reason, we would be required to obtain alternative suppliers. Any inability to obtain qualified alternative suppliers, including an inability to obtain or delay in obtaining approval of an alternative supplier from the FDA, would delay or prevent the clinical development and commercialization of these product candidates.
      The manufacturing and formulation of XP13512 that have been tested in humans to date has been performed by entities other than Lonza and Cardinal Health. Until we satisfactorily complete an ongoing Phase 1 clinical trial using the new, commercial scale formulation of XP13512, there is a possibility that the results of our clinical trials completed to this point will not be replicated using the commercial scale formulation of XP13512. The failure to replicate these earlier clinical trials would delay our clinical development timelines.
   Use of third-party manufacturers may increase the risk that we will not have adequate supplies of our product candidates.
      Our current and anticipated future reliance on third-party manufacturers will expose us to risks that could delay or prevent the initiation or completion of our clinical trials, the submission of applications for regulatory approvals, the approval of our products by the FDA or the commercialization of our products or result in higher costs or lost product revenues. In particular, our contract manufacturers:

•	could encounter difficulties in achieving volume production, quality control and quality assurance or suffer shortages of qualified personnel, which could result in their inability to manufacture sufficient quantities of drugs to meet our clinical schedules or to commercialize our product candidates;

•	could terminate or choose not to renew manufacturing agreements, based on their own business priorities, at a time that is costly or inconvenient for us;

•	could fail to establish and follow FDA-mandated current good manufacturing practices, or cGMPs, which are required for FDA approval of our product candidates, or fail to document their adherence to cGMPs, either of which could lead to significant delays in the availability of material for clinical study and delay or prevent marketing approval for our product candidates; and

•	could breach, or fail to perform as agreed under, manufacturing agreements.
      If we are not able to obtain adequate supplies of our product candidates, it will be more difficult for us to develop our product candidates and compete effectively. Our product candidates and any products that we may develop may compete with other product candidates and products for access to manufacturing facilities. For example, gabapentin is also marketed as generic gabapentin by Teva, one of our third-party manufacturers.
      In addition, Lonza, Heumann and Teva are located outside of the United States. This may give rise to difficulties in importing our product candidates or their components into the United States as a result of, among other things, FDA import inspections, incomplete or inaccurate import documentation or defective packaging.
   Safety issues with the parent drugs or other components of our product candidates, or with approved products of third parties that are similar to our product candidates, could give rise to delays in the regulatory approval process.
      Discovery of previously unknown problems with an approved product may result in restrictions on its permissible uses, including withdrawal of the medicine from the market. The FDA approved gabapentin, the parent drug for our XP13512 product candidate, in 1993, and, to date, it has been used in approximately 12 million patients. Baclofen, the R-isomer of which is the parent drug for our XP19986 product candidate, has been used since 1977. The FDA has not approved the R-isomer of baclofen for use in humans. Although gabapentin and baclofen have been successfully used in patients for many years, newly observed toxicities, or worsening of known toxicities, in patients receiving gabapentin or baclofen could result in increased regulatory scrutiny of XP13512 or XP19986.
      Our product candidates are engineered to be broken down by the body’s natural metabolic processes and to release the parent drug and other metabolic substances. While these breakdown products are generally regarded as safe, it is possible that there will be unexpected toxicity associated with these breakdown products that could cause both XP13512 and XP19986 to be poorly tolerated by, or toxic to, humans. Any unexpected toxicity or suboptimal tolerance of our Transported Prodrugs would delay or prevent commercialization of these product candidates.
      Additionally, problems with approved products marketed by third parties that utilize the same therapeutic target as the parent drug of our product candidates could adversely affect the development of our product candidates. For example, the recent product withdrawals of Vioxx by Merck & Co., Inc. and Bextra from Pfizer due to safety issues caused other drugs that have the same therapeutic target, such as Celebrex from Pfizer, to receive additional scrutiny from regulatory authorities. If either gabapentin or pregabalin, a recently approved drug from Pfizer, encounters unexpected toxicity problems in humans, the FDA may delay or prevent the regulatory approval of XP13512 since it is a member of the same class of drugs and shares the same therapeutic target as gabapentin and pregabalin. Finally, if the FDA determines that a drug may present a risk of substance abuse, it can recommend to the DEA that the drug be scheduled under the Controlled Substances Act. While gabapentin is not a scheduled drug at the present time, recent indications from Pfizer suggest that pregabalin may be scheduled as a controlled substance. If pregabalin becomes a scheduled drug, it is possible that the FDA may require additional testing of XP13512, the results of which could lead the FDA to conclude that XP13512 should be scheduled as well. Scheduled substances are subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA regulates the amount of a scheduled substance that is available for clinical trials and commercial distribution. Accordingly, any scheduling action that the FDA and DEA may take with respect to XP13512 may delay its clinical trial and approval process. Any failure or delay in commencing or completing clinical trials or obtaining regulatory approvals for our product candidates would delay commercialization of our product candidates and severely harm our business and financial condition.
   We may not be successful in our efforts to identify or discover additional Transported Prodrug candidates.
      An important element of our strategy is to identify, develop and commercialize Transported Prodrugs that improve upon the absorption, distribution and/or metabolism of drugs that have already received regulatory approval. Other than XP13512 and XP19986, all of our research and development programs are at a preclinical stage. Research programs to identify new product candidates require substantial technical, financial and human resources. These research programs may initially show promise in identifying potential product candidates, yet fail to yield product candidates for clinical development for a number of reasons, including:

•	the research methodology used may not be successful in identifying potential product candidates; or

•	potential product candidates may, on further study, be shown to have harmful side effects or other characteristics suggesting that they are unlikely to be effective products.

      If we are unable to develop suitable product candidates through internal research programs or otherwise, we will not be able to increase our revenues in future periods, which could result in significant harm to our financial position and adversely impact our stock price.
   Our product candidates will remain subject to ongoing regulatory review even if they receive marketing approval. If we fail to comply with continuing regulations, we could lose these approvals and the sale of our products could be suspended.
      Even if we receive regulatory approval to market a particular product candidate, the approval could be conditioned on us conducting additional costly post-approval studies or could limit the indicated uses included in our labeling. Moreover, the product may later cause adverse effects that limit or prevent its widespread use, force us to withdraw it from the market or impede or delay our ability to obtain regulatory approvals in additional countries. In addition, the manufacturer of the product and its facilities will continue to be subject to FDA review and periodic inspections to ensure adherence to applicable regulations. After receiving marketing approval, the manufacturing, labeling, packaging, adverse event reporting, storage, advertising, promotion and record keeping related to the product will remain subject to extensive regulatory requirements.
      If we fail to comply with the regulatory requirements of the FDA and other applicable U.S. and foreign regulatory authorities or previously unknown problems with our products, manufacturers or manufacturing processes are discovered, we could be subject to administrative or judicially imposed sanctions, including:

•	restrictions on the products, manufacturers or manufacturing processes;

•	warning letters;

•	civil or criminal penalties or fines;

•	injunctions;

•	product seizures, detentions or import bans;

•	voluntary or mandatory product recalls and publicity requirements;

•	suspension or withdrawal of regulatory approvals;

•	total or partial suspension of production; and

•	refusal to approve pending applications for marketing approval of new drugs or supplements to approved applications.
   Because we have a number of product candidates and are considering a variety of target indications, we may expend our limited resources to pursue a particular candidate or indication and fail to capitalize on candidates or indications that may be more profitable or for which there is a greater likelihood of success.
      Because we have limited financial and managerial resources, we must focus on research programs and product candidates for the specific indications that we believe are the most commercially promising. As a result, we may forego or delay pursuit of opportunities with other product candidates or other indications that later prove to have greater commercial potential. Our resource allocation decisions may cause us to fail to capitalize on viable commercial products or profitable market opportunities. In addition, we may spend valuable time and managerial and financial resources on research programs and product candidates for specific indications that ultimately do not yield any commercially viable products. If we do not accurately evaluate the commercial potential or target market for a particular product candidate, we may relinquish valuable rights to that product candidate through collaboration, licensing or other royalty arrangements in situations where it would have been more advantageous for us to retain sole rights to development and commercialization.
   We expect to depend on collaborative arrangements to complete the development and commercialization of some of our product candidates. These collaborative arrangements may place the development of our product candidates outside our control, may require us to relinquish important rights or may otherwise be on terms unfavorable to us.
      We plan to enter into collaborative arrangements with third parties to develop and commercialize some of our product candidates. Dependence on collaborative arrangements for development and commercialization of our product candidates will subject us to a number of risks, including:

•	we may not be able to control the amount and timing of resources that our collaborators may devote to the development or commercialization of product candidates or to their marketing and distribution;

•	collaborators may delay clinical trials, provide insufficient funding for a clinical trial program, stop a clinical trial or abandon a product candidate, repeat or conduct new clinical trials or require a new formulation of a product candidate for clinical testing;

•	disputes may arise between us and our collaborators that result in the delay or termination of the research, development or commercialization of our product candidates or that result in costly litigation or arbitration that diverts management’s attention and resources;

•	our collaborators may experience financial difficulties;

•	collaborators may not properly maintain or defend our intellectual property rights or may use our proprietary information in such a way as to invite litigation that could jeopardize or invalidate our proprietary information or expose us to potential litigation;

•	business combinations or significant changes in a collaborator’s business strategy may also adversely affect a collaborator’s willingness or ability to complete its obligations under any arrangement;

•	a collaborator could independently move forward with a competing product candidate developed either independently or in collaboration with others, including our competitors; and

•	the collaborative arrangements may be terminated or allowed to expire, which would delay the development and may increase the cost of developing our product candidates.
   If we do not establish collaborations for XP13512 and XP19986, we will have to alter our development and commercialization plans.
      Our strategy includes selectively collaborating with leading pharmaceutical and biotechnology companies to assist us in furthering development and potential commercialization of some of our product candidates, including XP13512 and XP19986. We intend to do so especially for indications that involve a large, primary care market that must be served by large sales and marketing organizations. We face significant competition in seeking appropriate collaborators, and these collaborations are complex and time-consuming to negotiate and document. We may not be able to negotiate collaborations on acceptable terms, or at all. We are unable to predict when, if ever, we will enter into any collaborations because of the numerous risks and uncertainties associated with establishing collaborations. If we are unable to negotiate an acceptable collaboration, we may have to curtail the development of a particular product candidate, reduce or delay its development program or one or more of our other development programs, delay its potential commercialization or reduce the scope of our sales or marketing activities or increase our expenditures and undertake development or commercialization activities at our own expense. If we elect to increase our expenditures to fund development or commercialization activities on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all. If we do not have sufficient funds, we will not be able to bring our product candidates to market and generate product revenue.
   The commercial success of any products that we may develop will depend upon the degree of market acceptance among physicians, patients, healthcare payors and the medical community.
      Any products that we may develop may not gain market acceptance among physicians, patients, healthcare payors and the medical community. If these products do not achieve an adequate level of acceptance, we may not generate material product revenues and we may not become profitable. The degree of market acceptance of any of our product candidates, if approved for commercial sale, will depend on a number of factors, including:

•	demonstration of efficacy and safety in clinical trials;

•	the prevalence and severity of any side effects;

•	potential or perceived advantages over alternative treatments;

•	perceptions about the relationship or similarity between our product candidates and the parent drug upon which each Transported Prodrug candidate was based;

•	the timing of market entry relative to competitive treatments;

•	the ability to offer our product candidates for sale at competitive prices;

•	relative convenience and ease of administration;

•	the strength of marketing and distribution support;

•	sufficient third-party coverage or reimbursement; and

•	the product labeling or product insert required by the FDA or regulatory authorities in other countries.
   If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell our product candidates, we may be unable to generate product revenue.
      We do not have a sales and marketing organization and have no experience in the sales, marketing and distribution of pharmaceutical products. There are risks involved with establishing our own sales and marketing capabilities, as well as entering into arrangements with third parties to perform these services. Developing an internal sales force is expensive and time-consuming and could delay any product launch. On the other hand, if we enter into arrangements with third parties to perform sales, marketing and distribution services, our product revenues are likely to be lower than if we market and sell any products that we develop ourselves.
      We plan to establish our own specialty sales force and engage pharmaceutical or other healthcare companies with an existing sales and marketing organization and distribution system to sell, market and distribute our products. We may not be able to establish these sales and distribution relationships on acceptable terms, or at all. Factors that may inhibit our efforts to commercialize our products without collaborators or licensees include:

•	our inability to recruit and retain adequate numbers of effective sales and marketing personnel;

•	the inability of sales personnel to obtain access to or persuade adequate numbers of physicians to prescribe our products;

•	the lack of complementary products to be offered by sales personnel, which may put us at a competitive disadvantage relative to companies with more extensive product lines; and

•	unforeseen costs and expenses associated with creating an independent sales and marketing organization.
      Because the establishment of sales and marketing capabilities depends on the progress towards commercialization of our product candidates and because of the numerous risks and uncertainties involved with establishing our own sales and marketing capabilities, we are unable to predict when we will establish our own sales and marketing capabilities. If we are not able to partner with a third party and are not successful in recruiting sales and marketing personnel or in building a sales and marketing infrastructure, we will have difficulty commercializing our product candidates, which would adversely affect our business and financial condition.
   Our ability to generate revenue from any products that we may develop will depend on reimbursement and drug pricing policies and regulations.
      Many patients may be unable to pay for any products that we may develop. In the United States, many patients will rely on Medicare, Medicaid, private health insurers and other third-party payors to pay for their medical needs. Our ability to achieve acceptable levels of reimbursement for drug treatments by governmental authorities, private health insurers and other organizations will have an effect on our ability to successfully commercialize, and attract collaborative partners to invest in the development of, our product candidates. We cannot be sure that reimbursement in the United States, Europe or elsewhere will be available for any products that we may develop, and any reimbursement that may become available may be decreased or eliminated in the future. Third-party payors increasingly are challenging prices charged for medical products and services, and many third-party payors may refuse to provide reimbursement for particular drugs when an equivalent generic drug is available. Although we believe any products that we may develop will be sufficiently different from the parent drugs upon which they are based to be considered unique and not subject to substitution by a generic parent drug, it is possible that a third-party payor may consider our product candidate and the generic parent drug as equivalents and only offer to reimburse patients for the generic drug. Even if we show improved efficacy or improved convenience of administration with our product candidate, pricing of the existing parent drug may limit the amount we will be able to charge for our product candidate. If reimbursement is not available or is available only at limited levels, we may not be able to successfully commercialize our product candidates, and may not be able to obtain a satisfactory financial return on products that we may develop.
      The trend toward managed healthcare in the United States and the changes in health insurance programs, as well as legislative proposals to reform healthcare or reduce government insurance programs, may result in lower prices for pharmaceutical products, including any products that may be offered by us. In addition, any future regulatory changes regarding the healthcare industry or third-party coverage and reimbursement may affect demand for any products that we may develop and could harm our sales and profitability.
   If our competitors are able to develop and market products that are more effective, safer or less costly than any products that we may develop, our commercial opportunity will be reduced or eliminated.
      We face competition from established pharmaceutical and biotechnology companies, as well as from academic institutions, government agencies and private and public research institutions. Our commercial opportunity will be reduced or eliminated if our competitors develop and commercialize products that are safer, more effective, have fewer side effects or are less expensive than any products that we may develop. In addition, significant delays in the development of our product candidates could allow our competitors to bring products to market before us and impair our ability to commercialize our product candidates.
      We estimate that we have at least five competitors in the neuropathic pain and RLS therapeutic areas, including GlaxoSmithKline plc, Eli Lilly and Company and Pfizer. Competition for XP13512 could include approved drugs that act on the same target as XP13512, such as pregabalin, Neurontin and generic gabapentin; anti-Parkinson product candidates that are being developed for the treatment of RLS, such as ropinorole, for which a supplemental new drug application has been filed, and pramiprexole, which is in Phase 2 testing for RLS; serotonin norepinephrine inhibitors, such as duloxetine, which is approved for the management of painful diabetic neuropathy; and Gabapentin GR from Depomed, Inc., for which Phase 2 testing for PHN was initiated in the first quarter of this year. We are aware that generic gabapentin is marketed by Alpharma Inc., Pfizer and Teva, and that it is prescribed off-label to treat a variety of conditions. We estimate that XP19986 could have several generic drug competitors in the spasticity area. There are several drugs approved for the treatment of spasticity, such as baclofen, diazepam, dantrolene sodium and tizanidine, and many therapies in development, such as Fampridine-SR from Acorda Therapeutics, Inc., that could compete with XP19986. We estimate that we have at least three competitors in the GERD therapeutic area, including AstraZeneca and GlaxoSmithKline. Competition for XP20925, a Transported Prodrug of propofol that is in preclinical development for the treatment of migraine and chemotherapy-induced nausea and vomiting, includes the approved drugs sumatriptan succinate for migraine and ondansetron hydrochloride for the treatment of chemotherapy-induced nausea and vomiting. In addition, there may be other compounds of which we are not aware that are at an earlier stage of development and may compete with our product candidates. If any of those compounds are successfully developed and approved, they could compete directly with our product candidates.
      Many of our competitors have significantly greater financial resources and expertise in research and development, manufacturing, preclinical testing, conducting clinical trials, obtaining regulatory approvals and marketing approved products than we do. Established pharmaceutical companies may invest heavily to quickly discover and develop novel compounds that could make our product candidates obsolete. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. In addition, these third parties compete with us in recruiting and retaining qualified scientific and management personnel, establishing clinical trial sites and patient registration for clinical trials, as well as in acquiring technologies and technology licenses complementary to our programs or advantageous to our business. Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or discovering, developing and commercializing medicines before we do. We are also aware of other companies that may currently be engaged in the discovery of medicines that will compete with the product candidates that we are developing. In addition, in the markets that we are targeting, we expect to compete against current market-leading medicines. If we are not able to compete effectively against our current and future competitors, our business will not grow and our financial condition will suffer.
   Off-label sale or use of generic gabapentin products could decrease sales of our XP13512 and could lead to pricing pressure if such products become available at competitive prices and in dosages that are appropriate for the indications for which we are developing XP13512.
      Physicians are permitted to prescribe legally available drugs for uses that are not described in the drug’s labeling and that differ from those uses tested and approved by the FDA. Such off-label uses are common across medical specialties. Various products are currently marketed or sold and used off-label for some of the diseases and conditions that we are targeting, and a number of companies are or may be developing new treatments that may be used off-label. The occurrence of such off-label uses could significantly reduce our ability to market and sell any products that we may develop.
      We believe that in all countries in which we hold or have licensed rights to patents or patent applications related to XP13512, the composition-of-matter patents relating to gabapentin have expired. Off-label prescriptions written for gabapentin could adversely affect our ability to generate revenue from the sale of XP13512, if approved for commercial sale. This could result in reduced sales and pricing pressure on

XP13512, if approved, which in turn would reduce our ability to generate revenue and have a negative impact on our results of operations.
   If we fail to attract and keep senior management and key scientific personnel, we may be unable to successfully develop or commercialize our product candidates.
      Our success depends on our continued ability to attract, retain and motivate highly qualified management, clinical and scientific personnel and on our ability to develop and maintain important relationships with leading clinicians. If we are not able to retain Drs. Barrett, Cundy, Dower, Gallop and Trân, we may not be able to successfully develop or commercialize our product candidates. Competition for experienced scientists may limit our ability to hire and retain highly qualified personnel on acceptable terms. In addition, none of our employees have employment commitments for any fixed period of time and could leave our employment at will. We do not carry “key person” insurance covering members of senior management or key scientific personnel. If we fail to identify, attract and retain qualified personnel, we may be unable to continue our development and commercialization activities.
   We will need to hire additional employees in order to commercialize our product candidates. Any inability to manage future growth could harm our ability to commercialize our product candidates, increase our costs and adversely impact our ability to compete effectively.
      In order to commercialize our product candidates, we will need to expand the number of our managerial, operational, financial and other employees. We currently anticipate that we will need between 150 and 250 additional employees by the time that XP13512 or XP19986 is initially commercialized, including 50 to 80 sales representatives. Because the projected timeframe of hiring these additional employees depends on the development status of our product candidates and because of the numerous risks and uncertainties associated with drug development, we are unable to project when we will hire these additional employees. While to date we have not experienced difficulties in recruiting, hiring and retaining qualified individuals, the competition for qualified personnel in the pharmaceutical and biotechnology field is intense.
      Future growth will impose significant added responsibilities on members of management, including the need to identify, recruit, maintain and integrate additional employees. Our future financial performance and our ability to commercialize our product candidates and compete effectively will depend, in part, on our ability to manage any future growth effectively.
   If product liability lawsuits are brought against us, we will incur substantial liabilities and may be required to limit commercialization of any products that we may develop.
      We face an inherent risk of product liability exposure related to the testing of our product candidates in human clinical trials and will face an even greater risk if we commercially sell any products that we may develop. If we cannot successfully defend ourselves against claims that our product candidates or products that we may develop caused injuries, we will incur substantial liabilities. Regardless of merit or eventual outcome, liability claims may result in:

•	decreased demand for any product candidates or products that we may develop;

•	injury to our reputation;

•	withdrawal of clinical trial participants;

•	costs to defend the related litigation;

•	substantial monetary awards to clinical trial participants or patients;

•	loss of revenue; and

•	the inability to commercialize any products that we may develop.
      We have product liability insurance that covers our clinical trials up to a $5 million annual aggregate limit. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for any products that we may develop. Insurance coverage is increasingly expensive, and we may not be able to maintain insurance coverage at a reasonable cost and we may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise.
   If we use biological and hazardous materials in a manner that causes contamination, injury or violates laws, we may be liable for damages.
      Our research and development activities involve the use of potentially harmful biological materials as well as hazardous materials, chemicals and various radioactive compounds. We cannot completely eliminate the risk of accidental contamination or injury from the use, storage, handling or disposal of these materials. In the event of contamination or injury, we could be held liable for damages that result, and any liability could exceed our resources. We, the third parties that conduct clinical trials on our behalf and the third parties that manufacture our product candidates are subject to federal, state and local laws and regulations governing the use, storage, handling and disposal of these materials and waste products. The cost of compliance with these laws and regulations could be significant. The failure to comply with these laws and regulations could result in significant fines and work stoppages and may harm our business.
      Our principal facility is located in California’s Silicon Valley, in an area with a long history of industrial activity and use of hazardous substances, including chlorinated solvents. Environmental studies conducted prior to our leasing of the site found levels of metals and volatile organic compounds in the soils and groundwater at our site. While these constituents of concern predated our occupancy, certain environmental laws, including the U.S. Comprehensive, Environmental Response, Compensation and Liability Act of 1980, impose strict, joint and several liability on current operators of real property for the cost of removal or remediation of hazardous substances. These laws often impose liability even if the owner or operator did not know of, or was not responsible for, the release of such hazardous substances. As a result, while we have not been, we cannot rule out the possibility that we could in the future be held liable for costs to address contamination at the property beneath our facility, which costs could be material.
   We will need to implement additional finance and accounting systems, procedures and controls in the future as we grow our business and organization and to satisfy new reporting requirements.
      As a public reporting company, we will need to comply with the Sarbanes-Oxley Act of 2002 and the related rules and regulations of the Securities and Exchange Commission, including expanded disclosures and accelerated reporting requirements and more complex accounting rules. Compliance with Section 404 of the Sarbanes-Oxley Act of 2002 and other requirements will increase our costs and require additional management resources. We recently have been upgrading our finance and accounting systems, procedures and controls and will need to continue to implement additional finance and accounting systems, procedures and controls as we grow our business and organization and to satisfy new reporting requirements. Compliance with Section 404 will first apply to our annual report on Form 10-K for our fiscal year ending December 31, 2006. If we are unable to complete the required assessment as to the adequacy of our internal control reporting or if our independent registered public accounting firm is unable to provide us with an unqualified report as to the effectiveness of our internal controls over financial reporting as of December 31, 2006, investors could lose confidence in the reliability of our internal controls over financial reporting, which could adversely affect our stock price.
   Our principal facility is located near known earthquake fault zones, and the occurrence of an earthquake, extremist attack or other catastrophic disaster could cause damage to our facilities and equipment, which could require us to cease or curtail operations.
      Our principal facility is located in California’s Silicon Valley near known earthquake fault zones and, therefore, is vulnerable to damage from earthquakes. In October 1989, a major earthquake struck this area and caused significant property damage and a number of fatalities. We are also vulnerable to damage from other types of disasters, including power loss, attacks from extremist organizations, fire, floods and similar events. If any disaster were to occur, our ability to operate our business could be seriously impaired. In addition, the unique nature of our research activities and of much of our equipment could make it difficult for us to recover from this type of disaster. We currently may not have adequate insurance to cover our losses resulting from disasters or other similar significant business interruptions, and we do not plan to purchase additional insurance to cover such losses due to the cost of obtaining such coverage. Any significant losses that are not recoverable under our insurance policies could seriously impair our business and financial condition.
Risks Related to the Offering
   If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.
      The assumed initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock. Investors purchasing common stock in this offering will pay a price per share that substantially exceeds the book value of our tangible assets after subtracting our liabilities. As a result, investors purchasing common stock in this offering will incur immediate dilution of $          per share, based on an assumed initial public offering price of $          per share. If the holders of outstanding options or warrants exercise those options or warrants, you will suffer further dilution.
   Our stock price may be extremely volatile, and your investment in our common stock could suffer a decline in value.
      Our stock price is likely to be volatile. Investors purchasing common stock in this offering may not be able to resell their shares at or above the initial public offering price. The market prices for securities of biopharmaceutical companies in general have been highly volatile. The following factors, in addition to other risk factors described in this prospectus, may have a significant impact on the market price of our common stock:

•	adverse results or delays in our clinical trials;

•	the timing of achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

•	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	the commercial success of any product approved by the FDA or its foreign counterparts;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property infringement lawsuit involving us;

•	announcements of technological innovations or new products by us or our competitors;

•	market conditions for the biotechnology or pharmaceutical industries in general;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of large blocks of our common stock;

•	sales of our common stock by our executive officers, directors and significant stockholders;

•	restatements of our financial results and/or material weaknesses in our internal controls; and

•	the loss of any of our key scientific or management personnel.
      The stock markets in general, and the markets for biotechnology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Any such litigation brought against us could result in substantial costs, which would hurt our financial condition and results of operations, divert management’s attention and resources, and possibly delay our clinical trials or commercialization efforts.
   Fluctuations in our operating results could cause our stock price to decline.
      The following factors are likely to result in fluctuations of our operating results from quarter to quarter and year to year:

•	adverse results or delays in our clinical trials;

•	the timing and achievement of our clinical, regulatory, partnering and other milestones, such as the commencement of clinical development, the completion of a clinical trial, the receipt of regulatory approval or the establishment of a commercial partnership for one or more of our product candidates;

•	announcement of FDA approval or non-approval of our product candidates or delays in the FDA review process;

•	actions taken by regulatory agencies with respect to our product candidates, our clinical trials or our sales and marketing activities;

•	the commercial success of any product approved by the FDA or its foreign counterparts;

•	regulatory developments in the United States and foreign countries;

•	changes in the structure of healthcare payment systems;

•	any intellectual property infringement lawsuit involving us; and

•	announcements of technological innovations or new products by us or our competitors.
      Due to these fluctuations in our operating results, a period-to-period comparison of our results of operations may not be a good indication of our future performance. In any particular financial period the actual or anticipated fluctuations could be below the expectations of securities analysts or investors and our stock price could decline.
   Because a small number of existing stockholders own a large percentage of our voting stock, they may be able to control our management and operations, acting in their best interests and not necessarily those of other stockholders.
      Based on our outstanding shares as of March 31, 2005, after this offering, our executive officers, directors and holders of 5% or more of our outstanding common stock will beneficially own approximately      % of our common stock. As a result, these stockholders, acting together, will be able to control all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of this group of stockholders may not always coincide with our interests or the interests of other stockholders.
   Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.
      Provisions in our certificate of incorporation and our bylaws that will become effective upon the closing of this offering may delay or prevent an acquisition of us, a change in our management or other changes that stockholders may consider favorable. These provisions include:

•	a classified board of directors;

•	a prohibition on actions by our stockholders by written consent;

•	the ability of our board of directors to issue preferred stock without stockholder approval, which could be used to adopt a stockholders’ rights plan that would make it difficult for a third party to acquire us;

•	notice requirements for nominations for election to the board of directors; and

•	limitations on the removal of directors.
      Moreover, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which prohibits a person who owns in excess of 15% of our outstanding voting stock from merging or combining with us for a period of three years after the date of the transaction in which the person acquired in excess of 15% of our outstanding voting stock, unless the merger or combination is approved in a prescribed manner.
   We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.
      We will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not improve our results of operations or enhance the value of our common stock. Our failure to apply these funds effectively could have a material adverse effect on our business, delay the development of our product candidates and cause the price of our common stock to decline.
   If a significant number of shares of our common stock are sold into the market following this offering, the market price of our common stock could drop substantially, even if our business is doing well.
      The market price of our common stock could decline as a result of substantial sales in the market following this offering or the perception that these sales could occur. If a trading market develops for our common stock, many of our stockholders will have an opportunity to sell their stock for the first time. Based on shares outstanding as of March 31, 2005, upon completion of this offering, we will have outstanding                      shares of common stock. Of these shares, only the                      shares of common stock sold in this offering will be freely tradable, without restriction, in the public market. Morgan Stanley & Co. Incorporated may, in its sole discretion, permit our officers, directors, employees and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements. The 180-day restricted period under the lock-up agreements may be extended under specified circumstances. See “Underwriters.”
      After the lock-up agreements pertaining to this offering expire 180 days from the date of this prospectus (assuming that the restricted period under the lock-up agreements has not been extended), up to an additional 14,226,043 shares will be eligible for sale in the public market subject to various vesting agreements, of which 5,363,933 are held by our directors and executive officers and their affiliates and will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements. In addition, the 4,003,498 shares that are either subject to outstanding options or warrants or reserved for future issuance under our 1999 Stock Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan will become eligible for sale in the public market to the extent permitted by the provisions of various vesting agreements, the lock-up agreements and Rules 144 and 701 under the Securities Act. If these additional shares are sold, or if it is perceived that they will be sold, in the public market, the trading price of our common stock could decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      Some of the statements under “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. While we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Many important factors affect our ability to achieve our objectives, including the following:

•	the success and timing of our preclinical studies and clinical trials;

•	our ability to obtain and maintain regulatory approval for our product candidates;

•	our plans to research, develop and commercialize our product candidates;

•	the loss of key scientific or management personnel;

•	the size and growth potential of the potential markets for our product candidates and our ability to serve those markets;

•	regulatory developments in the United States and foreign countries;

•	the rate and degree of market acceptance of our product candidates;

•	our use of the proceeds from this offering;

•	the accuracy of our estimates regarding expenses, future revenues, capital requirements and needs for additional financing, and our ability to obtain additional financing;

•	our ability to attract collaborators with development, regulatory and commercialization expertise;

•	our ability to obtain and maintain intellectual property protection for our product candidates;

•	the successful development of our marketing capabilities;

•	the success of competing therapies that are or become available; and

•	the performance of third-party manufacturers with which we contract to provide a supply of our product candidates.

      In addition, you should refer to the “Risk Factors” section of this prospectus for a discussion of other important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this prospectus will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act do not protect any forward-looking statements that we make in connection with this offering.

      You should read this prospectus completely. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. We may not update these forward-looking statements even though our situation may change in the future. We qualify all the forward-looking statements contained in this prospectus by the foregoing cautionary statements.

USE OF PROCEEDS
      We estimate that our net proceeds from the sale of the shares of our common stock in this offering will be approximately $           million, or approximately $           million if the underwriters exercise their over-allotment option in full, assuming an initial public offering price of $           per share and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      We expect that we will use:

•	approximately $ million of these net proceeds to fund clinical trials and other research and development activities;

•	approximately $ million of these net proceeds to fund manufacturing expenses related to the clinical development of our product candidates; and

•	approximately $ million of these net proceeds to fund general and administrative expenses, working capital needs and other general corporate purposes.
We may also use a portion of the proceeds for the potential acquisition of, or investment in, technologies, products or companies that complement our business, although we have no current understandings, commitments or agreements to do so.
      The amounts and timing of our actual expenditures will depend upon numerous factors, including the status of our development and commercialization efforts, the amount of proceeds actually raised in this offering, the amount of cash generated through our existing strategic collaborations and any additional strategic collaborations into which we may enter. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.
      We do not expect our existing capital resources and the net proceeds from this offering to be sufficient to enable us to fund the completion of the development of any of our product candidates. We believe that our existing capital resources and the net proceeds from this offering will be sufficient to enable us to complete our ongoing clinical trials and to maintain currently planned operations into the first quarter of 2007, including:

•	completion of a Phase 2b clinical trial of XP13512 taken once-a-day for the treatment of RLS that we commenced in February of this year;

•	initiation of pivotal clinical trials of XP13512 for the treatment of RLS;

•	completion of Phase 1 clinical trials of XP19986;

•	initiation and completion of a proof-of-concept study of XP19986 for the treatment of GERD; and

•	initiation and completion of Phase 1 clinical trials of XP20925.
However, the actual costs and timing of clinical trials are highly uncertain and subject to risk and will change depending upon the clinical indication targeted, the development strategy pursued and the results of earlier clinical trials.
      Until the funds are used as described above, we intend to invest the net proceeds from this offering in interest-bearing, investment grade securities.

DIVIDEND POLICY
      We have never declared or paid cash dividends on any of our shares of capital stock. We currently intend to retain future earnings, if any, to finance the expansion and growth of our business, and we do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements and other factors that our board of directors deems relevant. In addition, we are prohibited from paying dividends, other than dividends payable solely in common stock, by covenants contained in our loan agreements with GATX Ventures, Inc. and Transamerica Technology Finance Corporation. As of March 31, 2005, we had reserved 43,938 shares of our common stock for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering.

CAPITALIZATION
      The following table sets forth our cash and cash equivalents and short-term investments and our capitalization as of December 31, 2004:

•	on an actual basis;

•	on a pro forma basis to give effect to the automatic conversion of all shares of our preferred stock outstanding as of December 31, 2004 into an aggregate of 11,755,794 shares of common stock concurrently with the closing of this offering (includes 6,433 shares of our common stock reserved as of December 31, 2004 for issuance upon conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering); and

•	on a pro forma as adjusted basis to give further effect to the sale of shares of our common stock in this offering at an assumed initial public offering price of $ per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
      You should read this table in conjunction with the sections of this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and with our financial statements and the related notes.

	As of December 31, 2004

			Pro Forma
	Actual	Pro Forma	as Adjusted

		(unaudited)
	(in thousands)
Cash and cash equivalents and short-term investments	$60,245	$60,245	$
Restricted investments	3,169	3,169

Total	$63,414	$63,414	$

Long-term debt, net of current portion	$1,325	$1,325	$

Liability for early exercise of stock options— noncurrent portion	370	370
Convertible preferred stock: $.001 par value, 12,308,734 shares authorized actual and pro forma; no shares authorized pro forma as adjusted; 11,749,361 shares issued and outstanding actual; no shares issued and outstanding pro forma and pro forma as adjusted	148,804	—		—

Convertible preferred stock dividends payable	97	—		—
Stockholders’ (deficit) equity:
Preferred Stock: $.001 par value, no shares authorized, issued or outstanding, actual and pro forma; 5,000,000 shares authorized, no shares issued and outstanding, pro forma as adjusted
Common stock: $.001 par value, 18,500,000 shares authorized actual and pro forma; 60,000,000 shares authorized pro forma as adjusted; 1,574,830 shares issued and outstanding actual; 13,330,624 shares issued and outstanding pro forma; shares issued and outstanding pro forma as adjusted	2	13
Additional paid-in capital	8,238	157,128
Notes receivable from stockholders	(560)	(560)
Deferred stock compensation	(2,894)	(2,894)
Accumulated other comprehensive (loss)	(100)	(100)
Deficit accumulated during the development stage	(96,065)	(96,065)

Total stockholders’ (deficit) equity	(91,379)	57,522

Total capitalization	$59,217	$59,217	$

      The number of shares shown as issued and outstanding as of December 31, 2004 in the table above excludes:

•	317,723 shares of our common stock outstanding subject to our right of repurchase;

•	942,330 shares of our common stock issuable upon exercise of options outstanding under our 1999 Stock Plan as of December 31, 2004, at a weighted average exercise price of $2.21 per share;

•	755,549 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2004, at a weighted average exercise price of $.90 per share, of which warrants exercisable for 696,261 shares of our common stock will terminate if not exercised prior to the closing of this offering;

•	102,470 shares of our common stock reserved for future issuance under our 1999 Stock Plan as of December 31, 2004 and 2,400,000 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, which will become effective on or before the closing of this offering; and

•	6,433 shares of our common stock reserved as of December 31, 2004 and an additional 37,505 shares of our common stock reserved as of March 31, 2005 for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering. The shares of common stock issued and outstanding as of December 31, 2004 pro forma and pro forma as adjusted include 6,433 shares of our common stock reserved as of December 31, 2004 for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering.

DILUTION
      If you invest in our common stock, your interest will be diluted immediately to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value of our common stock immediately after the closing of this offering.
      Our historical net tangible book value as of December 31, 2004 was approximately $(91.4) million, or $(58.02) per share, based on 1,574,830 shares of our common stock outstanding as of December 31, 2004. Historical net tangible book value per share is determined by dividing our total tangible assets less total liabilities and convertible preferred stock by the actual number of outstanding shares of our common stock. Our pro forma net tangible book value as of December 31, 2004 was approximately $           million, or approximately $           per share, based on 13,324,191 shares of common stock outstanding after giving effect to the conversion of all outstanding shares of our preferred stock into common stock immediately prior to the closing of this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of common stock outstanding before giving effect to this offering.
      After giving effect to our sale of                      shares of common stock in this offering at an assumed initial public offering price of $           per share and deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma net tangible book value as of December 31, 2004 would have been $           million, or $           per share. This represents an immediate increase in pro forma net tangible book value of $           per share to existing stockholders and immediate dilution in pro forma net tangible book value of $           per share to new investors purchasing our common stock in this offering. Dilution per share to new investors is determined by subtracting pro forma net tangible book value per share after this offering from the assumed initial public offering price per share paid by a new investor. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Historical net tangible book value per share as of December 31, 2004	$(58.02)
Pro forma increase per share attributable to new investors

Pro forma net tangible book value per share after offering

Dilution per share to new investors		$

      The table above does not give effect to the underwriters’ exercise of their over-allotment option.
      The following table summarizes, as of December 31, 2004, on the pro forma basis described above, the total number of shares of common stock purchased from us, the total cash consideration paid and the average price per share paid by existing stockholders and by new investors purchasing shares of our common stock in this offering. The table assumes an initial public offering price of $           per share, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased			Total Consideration
Average Price
	Number	Percent		Amount	Percent		Per Share

Existing stockholders			%	$		%	$
New investors

Total			%	$		%

      The above discussion and tables are based on 1,574,830 shares of common stock issued and outstanding as of December 31, 2004 and reflect the automatic conversion of all of our preferred stock into an aggregate of 11,749,361 shares of our common stock and exclude:

•	317,723 shares of our common stock outstanding subject to our right of repurchase;

•	942,330 shares of our common stock issuable upon exercise of options outstanding under our 1999 Stock Plan, at a weighted average exercise price of $2.21 per share;

•	755,549 shares of our common stock issuable upon exercise of warrants outstanding as of December 31, 2004, at a weighted average exercise price of $.90 per share, of which warrants exercisable for 696,261 shares of our common stock will terminate if not exercised prior to the closing of this offering;

•	102,470 shares of our common stock reserved for future issuance under our 1999 Stock Plan as of December 31, 2004 and 2,400,000 shares of our common stock reserved for future issuance under our 2005 Equity Incentive Plan, our 2005 Non-Employee Directors’ Stock Option Plan and our 2005 Employee Stock Purchase Plan, which will become effective on or before the closing of this offering; and

•	6,433 shares of our common stock reserved as of December 31, 2004 and an additional 37,505 shares of our common stock reserved as of March 31, 2005 for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering.

      If the underwriters exercise their over-allotment option in full, the following will occur:

•	the number of shares of our common stock held by existing stockholders would decrease to approximately % of the total number of shares of our common stock outstanding after this offering; and

•	the number of shares of our common stock held by new investors would increase to approximately % of the total number of shares of our common stock outstanding after this offering.
      To the extent that outstanding options or warrants are exercised, you will experience further dilution. If all of our outstanding options and warrants were exercised, our pro forma net tangible book value as of December 31, 2004 would have been $           million, or $           per share, and the pro forma net tangible book value after this offering would have been $           per share, causing dilution to new investors of $           per share.
      In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

SELECTED FINANCIAL DATA
      You should read the following selected financial data together with our financial statements and the related notes appearing at the end of this prospectus and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other financial information included in this prospectus. The selected statement of operations data for the years ended December 31, 2002, 2003 and 2004 and for the period from May 19, 1999 (inception) to December 31, 2004 and the selected balance sheet data as of December 31, 2003 and 2004 are derived from our audited financial statements that are included at the end of this prospectus. The selected statement of operations data for the years ended December 31, 2000 and 2001 and the selected balance sheet data as of December 31, 2000, 2001 and 2002 are derived from our audited financial statements not included in this prospectus.

						Period From
						May 19, 1999
	Year Ended December 31,					(Inception) to
						December 31,
	2000	2001	2002	2003	2004	2004

	(in thousands, except per share data)
Statement of Operations Data:
Revenues:
Collaboration revenue	$—	$100	$—	$5,157	$8,882	$14,139
Grant revenue	—	150	673	1,074	1,073	2,970

Total revenues	—	250	673	6,231	9,995	17,109
Operating expenses:
Research and development	4,472	10,494	17,653	25,718	33,026	91,589
General and administrative	1,114	3,518	5,597	5,852	8,512	24,690

Total operating expenses	5,586	14,012	23,250	31,570	41,538	116,279

Loss from operations	(5,586)	(13,762)	(22,577)	(25,339)	(31,583)	(99,170)
Interest income	1,020	1,820	898	527	674	4,949
Interest expense	(60)	(248)	(581)	(519)	(333)	(1,747)

Net loss	(4,626)	(12,190)	(22,260)	(25,331)	(31,242)	(95,968)
Convertible preferred stock dividend	—	—	—	—	(97)	(97)

Loss applicable to common stockholders	$(4,626)	$(12,190)	$(22,260)	$(25,331)	$(31,339)	$(96,065)

Basic and diluted loss per share applicable to common stockholders	$(28.19)	$(34.05)	$(33.20)	$(26.79)	$(25.51)

Shares used to compute basic and diluted loss per share applicable to common stockholders	164	358	670	946	1,229

Pro forma basic and diluted net loss per common share (unaudited)(1)					$(2.77)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)(1)					11,276

(1)	The pro forma net loss per common share information is computed using the weighted average number of common shares outstanding, after giving pro forma effect to the conversion of all shares of our preferred stock outstanding as of December 31, 2004 into 11,755,794 shares of common stock concurrently with the closing of this offering (includes 6,433 shares of our common stock reserved as of December 31, 2004 for issuance upon conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering), as if the conversion had occurred at the date of the original issuance.

	As of December 31,

	2000	2001	2002	2003	2004

	(in thousands)
Balance Sheet Data:
Cash and cash equivalents and short-term investments	$41,309	$25,032	$47,872	$28,318	$60,245
Working capital	40,858	23,251	46,844	21,451	52,094
Restricted investments	—	3,789	3,030	3,020	3,169
Total assets	44,478	36,846	62,714	39,636	71,693
Noncurrent portion of equipment financing obligations	—	1,731	2,010	668	1,325
Noncurrent portion of capital lease obligations	1,801	1,924	945	142	—
Deficit accumulated during the development stage	(4,945)	(17,135)	(39,395)	(64,726)	(96,065)
Total stockholders’ (deficit)	(4,591)	(16,375)	(38,470)	(63,694)	(91,379)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
      You should read this discussion and analysis in conjunction with our financial statements and the related notes appearing elsewhere in this prospectus. In addition to historical financial information, the following discussion contains forward-looking statements that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors.”
Overview
      We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of existing drugs. Our current portfolio of proprietary product candidates consists of the following:

•	XP13512 for RLS. XP13512 is a Transported Prodrug of gabapentin that we have shown to be effective in a Phase 2a clinical trial for the treatment of RLS. We commenced a Phase 2b clinical trial for the treatment of RLS using once-daily doses of XP13512 in February of this year, and, upon successful completion of this Phase 2b clinical trial, we expect to enter Phase 3 clinical trials for the treatment of RLS.

•	XP13512 for Neuropathic Pain, Including PHN. We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN. We also intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy.

•	XP19986 for GERD and Spasticity. XP19986 is a Transported Prodrug of R-baclofen that is in development for the treatment of GERD. We recently commenced a Phase 1 clinical trial that will compare various formulations of XP19986, with an initial goal of identifying a formulation suitable for twice-daily dosing. We also intend to develop XP19986 for the treatment of the symptoms of spasticity.

•	XP20925 for Migraine and Chemotherapy-Induced Nausea and Vomiting. XP20925 is a Transported Prodrug of propofol that is in preclinical development for the treatment of migraine and chemotherapy-induced nausea and vomiting. We expect to file an IND for XP20925 in 2006.
      We were incorporated in May 1999 and commenced active operations in August 1999. To date, we have not generated any product revenues. We have funded our operations primarily through the sale of equity securities, non-equity payments from collaborative partners, capital lease and equipment financings and government grants. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. We expect our research and development expenses to continue to increase as we continue to expand our development programs, and, subject to regulatory approval for any of our product candidates, we expect to incur significant expenses associated with the establishment of a North American specialty sales force and increased manufacturing expenses. Because of the numerous risks and uncertainties associated with drug development, we are unable to predict the timing or amount of increased expenses or when we plan to establish a North American specialty sales force. As of December 31, 2004, we had a deficit accumulated during the development stage of $96.1 million.
      From our inception in 1999 through 2001, our principal activities were focused on identifying and characterizing natural nutrient transporter mechanisms and developing the technology necessary to utilize them for the active transport of drugs. Beginning in 2002, our activities expanded to include the preclinical and clinical development of internally discovered product candidates based on this proprietary technology. The process of carrying out the development of our product candidates to later stages of development and our research programs will require significant additional research and development expenditures, including for preclinical testing and clinical trials, as well as for manufacturing development efforts and seeking regulatory approval. We outsource a substantial portion of our preclinical studies and all of our clinical trials and manufacturing development activities to third parties to maximize efficiency and minimize our internal overhead.
      In December 2002, we entered into a collaboration with ALZA Corporation to discover, develop and commercialize Transported Prodrugs of certain generic parent drugs that are poorly absorbed in the intestines. This collaboration ended in March of this year. ALZA made an up-front, non-refundable cash payment upon initiation of the collaboration and provided annual research funding on a full-time equivalent employee basis. As of December 31, 2004, we had recognized an aggregate of $10.2 million of revenue pursuant to the agreement.
      In November 2003, we entered into a collaboration with Pfizer Inc to develop technologies to assess the role of active transport mechanisms in delivering drugs into the CNS. Pfizer made an up-front payment and supports a number of full-time equivalent employees through the end of this year. As of December 31, 2004, we had recognized an aggregate of $3.9 million of revenue pursuant to the agreement. The program is exclusive during the term of the collaboration and provides Pfizer with non-exclusive rights to resulting technologies.
      In December 2004, we issued 1,666,651 shares of our Series D preferred stock, raising net proceeds of approximately $24.9 million. Holders of the Series D preferred stock are entitled to receive dividends in shares of Series D preferred stock at the rate of $1.35 per share per annum. We have reported loss applicable to common stockholders after giving effect to the dividends payable as of December 31, 2004.
Critical Accounting Policies and Significant Judgments and Estimates
      Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenues and expenses during the reporting periods. On an ongoing basis, we evaluate our estimates and judgments related to revenue recognition and clinical development costs. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
      While our significant accounting policies are more fully described in Note 1 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Revenue Recognition
      Our collaboration agreements with ALZA and Pfizer contain multiple elements, including non-refundable up-front license fees, research payments for ongoing research and development, payments associated with achieving development and regulatory milestones and royalties to be paid based on specified percentages of net product sales, if any. We consider a variety of factors in determining the appropriate method of revenue recognition under these arrangements, such as whether the elements are separable, whether there are determinable fair values and whether there is a unique earnings process associated with a particular element of an agreement.
      We recognize revenue from non-refundable, up-front fees ratably over the term of our performance under the agreements. These payments are recorded as deferred revenue pending recognition. We recognize revenue related to collaborative research payments as the services are performed over the related funding periods for each agreement. Generally, the payments received are not refundable and are based on contractual cost per full-time equivalent employee working on the project. We have not yet received payment of any such milestone-based revenues.
      Grant revenues are recognized as research is performed. Grant revenues are not refundable.

Accrued Expenses
      As part of the process of preparing financial statements, we are required to estimate accrued expenses. This process involves communicating with our applicable personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. The majority of our service providers invoice us monthly in arrears for services performed. We make estimates of our accrued expenses as of each balance sheet date in our financial statements based on facts and circumstances known to us. We periodically confirm the accuracy of our estimates with the service providers and make adjustments if necessary. To date, we have not adjusted our estimate at any particular balance sheet date in any material amount. Examples of estimated accrued expenses include:

•	fees paid to contract research organizations in connection with preclinical and toxicology studies and clinical trials;

•	fees paid to investigative sites in connection with clinical trials;

•	fees paid to contract manufacturers in connection with the production of clinical trial materials; and

•	professional service fees.
      We base our expenses related to clinical trials on our estimates of the services received and efforts expended pursuant to contracts with multiple research institutions and clinical research organizations that conduct and manage clinical trials on our behalf. The financial terms of these agreements are subject to negotiation, vary from contract to contract and may result in uneven payment flows. Payments under some of these contracts depend on factors such as the successful enrollment of patients and the completion of clinical trial milestones. In accruing service fees, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If the actual timing of the performance of services or the level of effort varies from our estimate, we will adjust the accrual accordingly. If we do not identify costs that we have begun to incur or if we underestimate or overestimate the level of services performed or the costs of these services, our actual expenses could differ from our estimates.

Stock-Based Compensation
      We account for employee stock options using the intrinsic-value method in accordance with Accounting Principles Board, or APB, Opinion No. 25, Accounting for Stock Issued to Employees, and Financial Accounting Standards Board Interpretation, or FIN, No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and have adopted the disclosure-only provisions of Statement of Financial Accounting Standards, or SFAS, No. 123, Accounting for Stock-Based Compensation.
      In December 2002, the Financial Accounting Standards Board, or FASB, issued SFAS No. 148, Accounting for Stock-Based Compensation— Transition and Disclosure. SFAS No. 148 amends SFAS No. 123 to provide alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation. In addition, SFAS No. 148 amends the disclosure provisions of SFAS No. 123 and APB Opinion No. 28, Interim Financial Reporting, to require disclosure in the summary of significant accounting policies of the effects of an entity’s accounting policy with respect to employee stock compensation on reported net loss. We have elected to continue to follow the intrinsic-value method of accounting as prescribed by APB Opinion No. 25.
      The information regarding net loss as required by SFAS No. 123, presented in Note 1 to our financial statements, has been determined as if we had accounted for our employee stock options under the fair value method of SFAS No. 123. The resulting effect on net loss to date pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant to SFAS No. 123 in future years, since future years are likely to include additional grants and the irregular impact of future years’ vesting.
      We account for stock compensation arrangements to non-employees in accordance with SFAS No. 123, as amended by SFAS No. 148, and Emerging Issues Task Force, or EITF, No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned. On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. The amendment requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. The amendment is effective for us as of July 1, 2005. We expect to continue to grant stock-based compensation to employees. Although we have not performed any analysis to quantify the impact of the adoption of the new standard, the adoption of the new standard will have a material impact on our financial statements.
      Stock compensation expense, which is a non-cash charge, results from stock option grants at exercise prices that, for financial reporting purposes, are deemed to be below the estimated fair value of the underlying common stock on the date of grant. During the period from January 1, 2004 through December 31, 2004, we granted options to employees and directors to purchase a total of 515,975 shares of common stock at exercise prices ranging from $2.70 to $3.60 per share. We also granted options to purchase 116,666 shares of common stock in September 2004 that are being accounted for as variable awards in accordance with EITF No. 00-23, Issues Related to the Accounting for Stock Compensation Under APB Opinion No. 25. We did not obtain contemporaneous valuations from an unrelated valuation specialist during this period. Instead, we relied on our board of directors, the members of which have extensive experience in the biotechnology industry and a majority of which is comprised of non-employee directors, to determine a reasonable estimate of the then-current value of our common stock. Given the absence of an active market for our common stock, our board of directors determined the estimated fair value of our common stock on the date of grant based on several factors, including:

•	sales of our preferred stock;

•	important developments relating to the advancement of our product candidates;

•	our stage of development and business strategy;

•	changes in the valuation of existing comparable publicly-traded companies; and

•	the likelihood of achieving a liquidity event for our common stock, such as an initial public offering or an acquisition of us, given prevailing market conditions.
      In connection with the preparation of our financial statements necessary for this offering, we have reassessed the estimated fair value of our common stock. Stock compensation expense per share equals the difference between the reassessed fair value per share of our common stock on the date of grant and the exercise price per share and is amortized on a straight-line basis over the vesting period of the underlying option, generally four years.
      Based upon the reassessment discussed above, we determined that the reassessed fair value of the options to purchase 515,975 shares of common stock ranged from $4.02 to $12.06 per share during the period from January 1, 2004 through December 31, 2004. In determining the reassessed fair value of the common stock as of each grant date, the factors identified above were taken into account. We also considered other material factors and business developments in reassessing fair value as of the respective option grant dates, including the following specific factors:

•	our Series C preferred stock financing in January and February 2004;

•	the completion of three Phase 1 clinical trials of XP13512 in the first half of 2004;

•	the initiation of two Phase 2a clinical trials of XP13512, one for the treatment of RLS and another for the management of PHN, in July 2004;

•	the completion of our Phase 2a clinical trial of XP13512 for the treatment of RLS in December 2004;

•	the results of our Phase 2a clinical trial of XP13512 for the treatment of RLS and the interim analysis by a data safety monitoring board of our Phase 2a clinical trial of XP13512 for the management of PHN in January 2005;

•	the growth in the number of our employees and the recruitment of executive officers since January 2004;

•	our Series D preferred stock financing in December 2004; and

•	our decision to pursue an initial public offering late in the fourth quarter of 2004.
      From inception through December 31, 2004, we recorded deferred stock compensation of $3.5 million, which is amortized over the vesting period of the options. At December 31, 2004, we had a total of $2.9 million remaining to be amortized. The total unamortized deferred stock compensation recorded for all option grants through December 31, 2004 is expected to be amortized as follows: $1,054,000 in 2005, $727,000 in each of 2006 and 2007 and $386,000 in 2008. We expect to record additional deferred stock compensation of $3.1 million in 2005 related to the grant of options to purchase 373,771 shares of common stock to employees through March 31, 2005. We expect to amortize this additional amount over the related vesting period of four years on a straight-line basis of $749,000 in each of the years ending December 31, 2005, 2006, 2007 and 2008.
Research and Development Expenses
      Research and development expenses consist of costs associated with both partnered and unpartnered research activities, as well as costs associated with our drug discovery efforts, conducting preclinical studies and clinical trials, manufacturing development efforts and activities related to regulatory filings. Research and development expenses are comprised of: external research and development expenses incurred under agreements with third-party contract research organizations and investigative sites, where a substantial portion of our preclinical studies and all of our clinical trials are conducted, third-party manufacturing organizations, where a substantial portion of our preclinical supplies and all of our clinical supplies are produced, and consultants; employee-related expenses, which include salaries and benefits; and facilities, depreciation and other allocated expenses, which include direct and allocated expenses for rent and maintenance of facilities, depreciation of leasehold improvements and equipment, and laboratory and other supplies. We use our employee and infrastructure resources across multiple research projects, including our drug development programs. We do not allocate our employee and infrastructure costs on a project-by-project basis.
      The following table summarizes our principal product development initiatives, including the related stages of development for each product candidate in development and the direct, third-party research and development expenses recognized in connection with each product candidate. The information in the column labeled “Estimated Completion of Current Phase” is our current estimate of the timing of completion. The actual timing of completion could differ materially from the estimates provided in the table. For a discussion of the risks and uncertainties associated with the timing of completing a product development phase, see the “If our preclinical studies do not produce successful results or our clinical trials do not demonstrate safety and efficacy in humans, we will not be able to commercialize our product candidates,” “Any failure or delay in commencing or completing clinical trials for our product candidates could severely harm our business,” “We rely on third parties to conduct our clinical trials. If these third parties do not perform as contractually required or expected, we may not be able to obtain regulatory approval for or commercialize our product candidates,” and “If third parties do not manufacture our product candidates in sufficient quantities or at an acceptable cost, clinical development and commercialization of our product candidates would be delayed” sections of “Risk Factors.”

				Related R&D Expenses

			Estimated	Year Ended December 31,
			Completion of
Product Candidate	Description	Phase of Development	Current Phase	2002	2003	2004

				(in thousands)
Clinical development
XP13512	RLS; PHN	Phase 2b, completed Phase 2a	2005	$1,085	$7,832	$10,816
XP19986	GERD; Spasticity	Phase 1	2005	—	—	2,278
Other(1)				952	828	2,459
Total clinical development				2,037	8,660	15,553
Research and preclinical				15,616	17,058	17,473

Total research and development				$17,653	$25,718	$33,026

(1)	“Other” constitutes internal clinical development costs for our product candidates that are not directly allocated to a product candidate.
     The largest component of our total operating expenses is our ongoing investments in our research and development activities, including the clinical development of our product candidate pipeline. The process of conducting the clinical research necessary to obtain FDA approval is costly and time consuming. We consider the active management and development of our clinical pipeline to be crucial to our long-term success. The actual probability of success for each product candidate and clinical program may be impacted by a variety of factors, including, among others, the quality of the product candidate, early clinical data, investment in the program, competition, manufacturing capability and commercial viability. Furthermore, our strategy includes entering into collaborations with third parties to participate in the development and commercialization of at least some of our product candidates. In situations in which third parties have control over the preclinical development or clinical trial process for a product candidate, the estimated completion date is largely under control of that third party and not under our control. We cannot forecast with any degree of certainty which of our product candidates, if any, will be subject to future collaborations or how such arrangements would affect our development plans or capital requirements.
      As a result of the uncertainties discussed above, we are unable to determine the duration and completion costs of our research and development projects or when and to what extent we will generate revenues from the commercialization and sale of any of our product candidates.
Results of Operations

Years Ended December 31, 2002, 2003 and 2004

Revenues

	Year Ended			2002 to 2003		2003 to 2004
	December 31,			Change		Change

	2002	2003	2004	$	%	$	%

	(in thousands, except percentages)
Revenues	$673	$6,231	$9,955	$5,558	826%	$3,724	60%
      Our revenue has consisted primarily of amounts earned for providing research and development services under our collaborations with ALZA and Pfizer and non-refundable, up-front fees received in connection with both agreements. Revenues in 2004 resulted primarily from our research collaborations with ALZA and Pfizer, as well as our federal grants under the National Institute of Standards and Technology, Advanced Technology Program, or ATP, and the Small Business Innovation Research, or SBIR, program. Revenues in 2003 resulted primarily from our ALZA collaboration as well as our ATP and SBIR Phase 1/2 grants, while revenues in 2002 included the ATP grant as well as a Phase 1 SBIR grant that we received and completed in 2002.

      The increase in revenues in 2004 compared to 2003 was primarily the result of a $3.7 million increase in collaboration research and development revenues primarily due to the recognition of revenue in connection with our Pfizer collaboration in 2004. The increase in revenues in 2003 compared to 2002 was primarily the result of $5.1 million from our collaboration with ALZA.
      We expect revenues to fluctuate in future years primarily depending upon the extent to which we offset the impact of completing existing collaborations by entering into new collaborations. The conclusion of our ALZA collaboration in March of this year will result in a reduction of approximately $3.0 million in collaboration revenues during the remainder of 2005 as compared to 2004. In addition, we expect near-term grant revenues to decrease as a result of the completion of our ATP grant in September 2004 and the completion of our SBIR grant in February of this year.
          Research and Development Expenses
      We group our research and development activities into two major categories: “research and preclinical” and “clinical development.” Of the total research and development expenses for the years ended December 31, 2002, 2003 and 2004, the costs associated with research and preclinical and clinical development activities approximate the following:

	Year Ended			2002 to 2003		2003 to 2004
	December 31,			Change		Change

	2002	2003	2004	$	%	$	%

	(in thousands, except percentages)
Research and preclinical	$15,616	$17,058	$17,473	$1,442	9%	$415	2%
Clinical development	2,037	8,660	15,553	6,623	325%	6,893	80%

Total research and development	$17,653	$25,718	$33,026	$8,065	46%	$7,308	28%

      The increase in research and development expenses for 2004 compared to 2003 was principally due to the following increased costs:

•	clinical costs of $3.2 million and toxicology costs of $603,000, partially offset by decreased manufacturing costs of $863,000 for XP13512;

•	manufacturing and preclinical costs of $2.3 million for XP19986; and

•	personnel costs of $1.8 million, including non-cash amortization of deferred stock-based compensation of $205,000, partially offset by decreased facilities costs of $308,000.
      The increase in research and development expenses for 2003 compared to 2002 was principally due to the following increased costs:

•	manufacturing costs of $4.4 million, clinical costs of $1.5 million and preclinical costs of $1.2 million for XP13512; and

•	other expenses, consisting of personnel costs of $1.3 million, partially offset by decreased outside services costs of $500,000.
      We expect that research and development expenses will increase in the future due to increased manufacturing and clinical development costs primarily relating to our XP13512 and XP19986 programs. The timing and the amount of these expenses will depend upon the outcome of our ongoing clinical trials, the costs associated with the Phase 2b and anticipated Phase 3 clinical trials of XP13512 and the Phase 1 clinical trials of XP19986, as well as the related expansion of our research and development organization, regulatory requirements, advancement of our preclinical programs and product candidate manufacturing costs.
      General and Administrative Expenses
      General and administrative expenses consist principally of salaries and other related costs for personnel in executive, finance, accounting, business development, information technology, legal and human resource functions. Other general and administrative expenses include facility costs not otherwise included in research and development expenses, patent-related costs and professional fees for legal, consulting and accounting services.

	Year Ended			2002 to 2003		2003 to 2004
	December 31,			Change		Change

	2002	2003	2004	$	%	$ %

	(in thousands, except percentages)
General and administrative	$5,597	$5,852	$8,512	$255	5%	$2,660	45%
      The increase in general and administrative expenses in 2004 compared to 2003 was primarily due to increased personnel costs of $1.2 million, including non-cash amortization of deferred stock-based compensation of $323,000, as well as increased patent legal costs of approximately $618,000, professional services costs of approximately $515,000 and equipment costs of approximately $277,000.
      The increase in general and administrative expenses in 2003 compared to 2002 was primarily due to increased personnel and facilities costs in support of the growth of our operations.
      We expect that general and administrative expenses will increase in the future due to increased payroll, expanded infrastructure, increased consulting, legal, accounting and investor relations expenses associated with being a public company and costs incurred to seek collaborations with respect to any of our product candidates.
      Interest Income and Interest Expense

Year Ended	2002 to 2003	2003 to 2004
December 31,	Change	Change

2002	2003	2004	$	%	$	%

(in thousands, except percentages)
Interest income	$898	$527	$674	$(371)	(41)%	$147	28%
Interest expense	581	519	333	(62)	(11)%	(186)	(36)%
      Interest income consists of interest earned on our cash and cash equivalents and short-term investments. Interest income for 2002, 2003 and 2004 resulted primarily from earnings on investments. The increase in interest income in 2004 compared to 2003 was due to higher average cash and cash equivalents and short-term investment balances. The decrease in interest income in 2003 compared to 2002 was due to lower average cash and cash equivalents and short-term investments balances as well as lower average interest rates in 2003.
      Interest expense consists of interest incurred to finance equipment, office furniture and fixtures. The decrease in interest expense in 2004 compared to 2003 was due to the reduction of our equipment financing and capital lease obligations. The decrease in interest expense in 2003 compared to 2002 was due to a decrease in our equipment financing and capital lease obligations in 2003.
Liquidity and Capital Resources

	As of
	December 31,

	2002	2003	2004

	(in thousands)
Cash and cash equivalents and short-term investments	$47,872	$28,318	$60,245
Working capital	46,844	21,451	52,094
Restricted investments	3,030	3,020	3,169

	Year Ended
	December 31,

	2002	2003	2004

	(in thousands)
Cash provided by (used in):
Operating activities	$(19,189)	$(16,266)	$(27,188)
Investing activities	6,400	(12,283)	(8,886)
Financing activities	43,991	(2,012)	61,335
Capital expenditures (included in investing activities above)	2,470	685	1,483
      Due to our significant research and development expenditures and the lack of any approved products to generate revenue, we have not been profitable and have generated operating losses since we incorporated in 1999. As such, we have funded our research and development operations primarily through sales of our preferred stock. As of December 31, 2004, we had derived aggregate net proceeds of $151.6 million from these sales. We have received additional funding from non-equity payments from collaborative partners, capital lease financings, interest earned on investments and government grants, each as described more fully below. At December 31, 2004, we had available cash and cash equivalents and short-term investments of $60.2 million. Our cash and investment balances are held in a variety of interest-bearing instruments, including obligations of U.S. government agencies and money market accounts. Cash in excess of immediate requirements is invested with regard to liquidity and capital preservation. Wherever possible, we seek to minimize the potential effects of concentration and degrees of risk.
      Net cash used in operating activities was $27.2 million in 2004, $16.3 million in 2003 and $19.2 million in 2002. The net cash used in each of these periods primarily reflects the net loss for those periods, offset in part by depreciation, non-cash stock-based compensation and non-cash changes in operating assets and liabilities.
      Net cash used in investing activities was $8.9 million in 2004 and $12.3 million in 2003. Net cash provided by investing activities was $6.4 million in 2002. Cash used in investing activities is primarily related to purchases of investments and, to a lesser extent, purchases of property and equipment.
      Net cash provided by financing activities was $61.3 million in 2004 and $44.0 million in 2002. Net cash used in financing activities was $2.0 million in 2003. Net cash provided by financing activities in 2004 and 2002 was primarily attributable to our issuances of Series D and Series C preferred stock and Series B preferred stock, respectively. Net cash used in financing activities in 2003 was primarily attributable to principal payments on our equipment financings.
      We believe that our existing capital resources and the net proceeds from this offering, together with interest thereon, will be sufficient to meet our projected operating requirements into the first quarter of 2007. We have based this estimate on assumptions that may prove to be wrong, and we could utilize our available capital resources sooner than we currently expect. Our forecast of the period of time through which our financial resources will be adequate to support our operations is a forward-looking statement and involves risks and uncertainties, and actual results could vary as a result of a number of factors, including the factors discussed in “Risk Factors.” Because of the numerous risks and uncertainties associated with the development and commercialization of our product candidates, and the extent to which we enter into collaborations with third parties to participate in their development and commercialization, we are unable to estimate the amounts of increased capital outlays and operating expenditures associated with our current and anticipated clinical trials. Our future funding requirements will depend on many factors, including:

•	the scope, rate of progress, results and cost of our preclinical testing, clinical trials and other research and development activities;

•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;

•	the cost, timing and outcomes of regulatory approvals;

•	the number and characteristics of product candidates that we pursue;

•	the cost and timing of establishing sales, marketing and distribution capabilities;

•	the cost of establishing clinical and commercial supplies of our product candidates and any products that we may develop;

•	the timing, receipt and amount of sales or royalties, if any, from our potential products;

•	the cost of preparing, filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights; and

•	the extent to which we acquire or invest in businesses, products or technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
      If we need to raise additional money to fund our operations, funding may not be available to us on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may not be able to continue development of our product candidates or we could be required to delay, scale back or eliminate some or all of our research and development programs. We may seek to raise any necessary additional funds through equity or debt financings, collaborative arrangements with corporate partners or other sources. To the extent that we raise additional capital through licensing arrangements or arrangements with collaborative partners, we may be required to relinquish, on terms that are not favorable to us, rights to some of our technologies or product candidates that we would otherwise seek to develop or commercialize ourselves.
Contractual Obligations
      Our future contractual obligations at December 31, 2004 were as follows (in thousands):

	Payments Due by Period

Contractual Obligations	Total	2005	2006-2007	2008-2010	After 2010

Equipment financing obligations	$2,396	$1,071	$1,168	$157	$—
Operating lease obligations	27,377	3,594	7,543	8,041	8,199

Total fixed contractual obligations	$29,773	$4,665	$8,711	$8,198	$8,199

Recent Accounting Pronouncements
      In March 2004, the EITF reached a consensus on EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance. We are in the process of evaluating the effect of adopting EITF No. 03-1.
Off-Balance Sheet Arrangements
      Since inception, we have not engaged in any off-balance sheet arrangements, including the use of structured finance, special purpose entities or variable interest entities.
Quantitative and Qualitative Disclosures About Market Risk
      The primary objective of our investment activities is to preserve our capital to fund operations. We also seek to maximize income from our investments without assuming significant risk. To achieve our objectives, we maintain a portfolio of cash equivalents and investments in a variety of securities of high credit quality. As of December 31, 2004, we had cash and cash equivalents and short-term investments of $60.2 million consisting of cash and highly liquid investments deposited in a highly rated financial institution in the United States. A portion of our investments may be subject to interest rate risk and could fall in value if market interest rates increase. However, because our investments are short-term in duration, we believe that our exposure to interest rate risk is not significant and a 1% movement in market interest rates would not have a significant impact on the total value of our portfolio. We actively monitor changes in interest rates.
      We contract for the conduct of certain manufacturing activities with a contract manufacturer in Europe. For the year ended December 31, 2004, we made payments in the aggregate amount of approximately $1.6 million to this European contract manufacturer. We may be subject to exposure to fluctuations in foreign exchange rates in connection with these agreements. To date, the effect of the exposure to these fluctuations in foreign exchange rates has not been material, and we do not expect it to be material in the foreseeable future. We do not hedge our foreign currency exposures. We have not used derivative financial instruments for speculation or trading purposes.

BUSINESS
Overview
      We are a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of existing drugs. Our most advanced product candidate has successfully completed a Phase 2a clinical trial for the treatment of restless legs syndrome, or RLS, and is currently being evaluated in a Phase 2b clinical trial for this indication. This product candidate has also successfully completed a Phase 2a clinical trial for the management of post-herpetic neuralgia, or PHN. Each of our product candidates is an orally available, patentable new chemical entity that addresses large potential markets. Our innovative product candidates, which we refer to as Transported Prodrugs, are created by modifying the chemical structure of currently marketed drugs, referred to as parent drugs, and are designed to correct deficiencies in the oral absorption, distribution and/or metabolism of the parent drug. These Transported Prodrugs are designed to be actively transported from the gastrointestinal, or GI, tract into the bloodstream and then metabolized in the body to release the parent drug. We hold all worldwide commercial rights to our product candidates.
      A key component of our strategy is to reduce the risks and time associated with drug development by capitalizing on the known safety, efficacy and established drug development history of the parent drugs. In addition, our product candidates are designed to be metabolized to release the parent drugs and natural substances with favorable safety characteristics. We believe that these features will increase the probability of successfully developing our product candidates. In addition, we intend to seek approval of our product candidates in indications for which the parent drugs have not been approved, but are nevertheless used off-label after having demonstrated efficacy in clinical trials. We believe that the improved characteristics of our product candidates will provide meaningful therapeutic benefits compared to existing drugs, as well as allow for approval to market in indications for which the parent drugs are not approved or promoted.
      Our current portfolio of proprietary product candidates includes the following:

•	XP13512 for RLS. XP13512 is a Transported Prodrug of gabapentin that we have shown to be effective in a Phase 2a clinical trial for the treatment of RLS, which is a neurological disorder that frequently manifests itself as a sleep disorder. RLS is characterized by an irresistible urge to move one’s legs, usually accompanied by unpleasant sensations or pain in the legs. A study published in the May 2004 issue of Sleep Medicine has indicated that approximately 10% of patients visiting primary care physicians in the United States and four European countries experience RLS symptoms at least weekly, with approximately 2% of patients visiting primary care physicians suffering from symptoms severe enough to disrupt their quality of life. We commenced a Phase 2b clinical trial for the treatment of RLS using once-daily doses of XP13512 in February of this year, and, upon successful completion of this Phase 2b clinical trial, we expect to enter Phase 3 clinical trials for the treatment of RLS.

•	XP13512 for Neuropathic Pain, Including PHN. We have also shown in a Phase 2a clinical trial that XP13512 is effective for the management of PHN. PHN is a chronic type of neuropathic pain, which is pain resulting from nerve damage, that can follow the resolution of shingles. About 500,000 cases of shingles occur in the United States annually, and the estimated prevalence of PHN during 2003 was 272,000 patients in the United States and six other major pharmaceutical markets, collectively. We also intend to develop XP13512 for other neuropathic pain conditions, such as painful diabetic neuropathy.

•	XP19986 for GERD and Spasticity. XP19986 is a Transported Prodrug of R-baclofen that is in development for the treatment of gastroesophageal reflux disease, or GERD, which is the frequent, undesirable passage of stomach contents into the esophagus. GERD causes symptoms such as heartburn and, in some cases, damage to the lining of the esophagus. Approximately $10 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily. We recently commenced a Phase 1 clinical trial that will compare various formulations of XP19986, with an initial goal of identifying a formulation suitable for twice-daily dosing. XP19986 is also a potential treatment for the symptoms of spasticity. The prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively.

•	XP20925 for Migraine and Chemotherapy-Induced Nausea and Vomiting. XP20925 is a Transported Prodrug of propofol that is in preclinical development for the treatment of migraine and chemotherapy-induced nausea and vomiting. Datamonitor projected that, in 2002, more than 81 million people in the United States and six other major pharmaceutical markets, collectively, were afflicted by migraine, resulting in an approximately $2.5 billion commercial market. In 2000, global sales of anti-nausea drugs were approximately $1.8 billion, and the incidence of cancer, the treatment of which is a major cause of nausea and vomiting, was approximately 3.1 million patients in the United States and six other major pharmaceutical markets, collectively. We expect to file an IND for XP20925 in 2006.

Transported Prodrugs
      Critical to the success of any drug is its ability to access the targeted tissues, achieve and maintain effective concentrations at the site of therapeutic action for an appropriate period of time and have minimal side effects. In addition, convenient administration is frequently necessary to ensure patient compliance. Many marketed drugs do not possess all of these attributes, leading to limitations in their therapeutic benefit and commercial potential.
      The conventional approach to designing new oral drugs is to rely on the drug’s ability to passively diffuse through the intestinal wall to enter the bloodstream and reach the targeted tissue. However, this can be a difficult task, since the chemical and physical properties that allow a drug to bind to its cellular target and cause the intended therapeutic effect frequently impair the drug’s ability to passively diffuse through the wall of the intestines. If the medical need is high, drugs with poor absorption from the GI tract are still developed and marketed, but with suboptimal therapeutic benefit. In some cases, drugs that are poorly absorbed from the GI tract are marketed as injected medicines, which is inconvenient for patients. Another problem frequently encountered by drug designers occurs when a drug is well absorbed from the intestines but does not last in the bloodstream for a sufficient period of time to maintain a therapeutic benefit. In this situation, frequent oral dosing is required, which is inconvenient for patients and can lead to poor compliance. In addition, drugs requiring frequent dosing often exhibit unwanted side effects when the drug is present in high concentration and ineffectiveness when the concentration of the drug is insufficient. Sustained-release formulations that deliver medicine slowly as a pill travels down the entire GI tract can sometimes improve the utility of drugs that exhibit suboptimal therapeutic properties. However, drugs absorbed only in the upper GI tract do not benefit from sustained-release formulations.
      Since most nutrients contain chemical features that prevent effective passive diffusion through cellular barriers, the human body contains specific membrane proteins, known as transporters, that are responsible for carrying nutrients into cells and across cell barriers. There are hundreds of different transporters in the human body that vary in the types of molecules they recognize and their localization to certain cells and tissue barriers. Active transport refers to cellular transporter mechanisms that capture nutrients and carry them across membranes.

      Our proprietary technology utilizes the body’s natural mechanisms for actively transporting nutrients through cellular barriers to permit certain parent drugs with suboptimal oral absorption to be effectively and efficiently delivered into the body after the oral administration of our product candidate. This process is illustrated below.
      Our scientists identify specific, high-capacity nutrient transporter proteins in the intestines and chemically modify the structure of the parent drug to create a Transported Prodrug that utilizes these transporters to gain efficient absorption into the bloodstream through active transport. Our Transported Prodrugs are engineered to split apart, releasing the parent drug and natural substances that generally have well-studied, favorable safety characteristics. In some cases, our product candidates target transporter proteins that are present throughout the entire GI tract, including the colon, so they can be formulated using sustained-release technology and thereby maintain effective blood concentrations for an extended period after dosing. As a result of their improved oral absorption, our product candidates may have improved therapeutic benefits, such as superior clinical efficacy, reduced side effects and less frequent dosing, which result in improved patient convenience and compliance.

Our Product Candidates
      The following table summarizes our product candidates that are currently in development. We currently hold all worldwide commercial rights to our product candidates.

XenoPort Product	Parent
Candidate	Compound	Target Indications	Development Status

XP13512	Gabapentin	Restless legs syndrome (RLS)	• Phase 2a clinical trial successfully completed January 2005
• Phase 2b clinical trial ongoing
• Phase 3 clinical trials anticipated to start upon successful completion of the Phase 2b clinical trial

		Neuropathic pain, including post-herpetic neuralgia (PHN)	Phase 2a clinical trial successfully completed April 2005

XP19986	R-baclofen	• Gastroesophageal reflux disease (GERD) • Spasticity	Phase 1 clinical trial ongoing

XP20925	Propofol	• Migraine • Chemotherapy-induced nausea and vomiting	Preclinical

XP13512— A Transported Prodrug of Gabapentin
      Our most advanced product candidate is XP13512, which we are currently developing for the treatment of RLS and PHN. We hold a composition-of-matter patent on XP13512 and have filed for various other use and manufacturing patent applications in the United States and other jurisdictions.
      Parent Drug Background
      XP13512 is metabolized by the body to release gabapentin, a drug that has been sold by Pfizer as Neurontin since 1993 and is currently sold as a generic drug by a number of companies. Gabapentin is approved for marketing in the United States as adjunctive therapy in the treatment of partial seizures in patients with epilepsy and for the management of PHN. In addition, based on a variety of medical studies showing its safety and efficacy, gabapentin is prescribed by physicians off-label to treat a wide range of psychiatric, neurological and pain conditions, including RLS and other forms of neuropathic pain besides PHN. Gabapentin has a side effect profile that is considered very favorable, with dizziness and somnolence, or drowsiness, as the most commonly reported side effects. Pfizer reported approximately $2.7 billion in worldwide sales of Neurontin for 2004, with neuropathic pain estimated to account for more than half of Neurontin sales. Pfizer has reported that Neurontin has been prescribed to almost 12 million patients worldwide since its approval in 1993.
      Despite its substantial commercial success, we believe that gabapentin therapy can be significantly improved. For example, in the clinical trials used to support the approval of gabapentin for the treatment of partial seizures in patients with epilepsy and the management of PHN, only 26% and 32% of the patients responded to gabapentin at the highest approved dose, respectively. Gabapentin absorption is highly variable among patients, and there is a limit on the gabapentin exposure that can be achieved. Published results from clinical trials of gabapentin in epilepsy patients indicated that, for the same dose level, some patients absorbed as little as 10% of the dose of gabapentin administered while others absorbed more than 70%. We have also conducted a clinical trial of gabapentin in neuropathic pain patients in which the high variability of gabapentin absorption was demonstrated. In addition, the short duration of gabapentin in blood after oral dosing requires that it be administered three times a day, which may lead to poor compliance with the dosing regimen and, therefore, reduced efficacy in some patients.
      We believe that these suboptimal characteristics of gabapentin result from the mechanism responsible for absorption of gabapentin. Gabapentin is actively transported across the GI tract after administration. However, the specific transporter mechanism responsible for gabapentin absorption appears to have limited capacity, which appears to vary among individuals, and which is predominantly expressed in the upper GI tract. Due to gabapentin’s poor absorption in the lower GI tract, the use of sustained-release formulations to correct the frequent dosing requirement has not been possible.
      Our Transported Prodrug
      XP13512 addresses the deficiencies of gabapentin by targeting high-capacity nutrient transporter mechanisms expressed throughout the length of the intestines. We believe that this approach can overcome the variable and suboptimal exposure to gabapentin experienced by patients. By targeting transporters expressed throughout the length of the intestines, we have been able to develop a sustained-release formulation of XP13512 that we believe has overcome the need for frequent dosing of gabapentin.
      XP13512 is designed to rapidly convert to gabapentin once inside the body, resulting in limited systemic exposure to the intact Transported Prodrug. In addition to producing gabapentin, XP13512 is metabolized to release other components with well-studied, favorable safety characteristics. We believe that XP13512 will have a favorable safety profile in humans, comparable to that of gabapentin, due to the inherently safe nature of its metabolic breakdown products.
      Phase 1 Clinical Trials
      We have completed four Phase 1 clinical trials of XP13512 that included a total of 123 healthy volunteers.

•	In a single rising-dose, safety, tolerability and pharmacokinetic trial in 49 healthy subjects, an immediate-release capsule formulation of XP13512 taken orally was shown to produce dose-proportional blood levels of gabapentin. At the four highest doses, XP13512 produced higher gabapentin levels in the blood in all subjects when compared to a near equivalent oral dose of Neurontin taken by the same subject one week after taking XP13512.

•	In a multiple rising-dose, safety, tolerability and pharmacokinetic trial in 38 healthy subjects, oral doses of 350, 700, 1,400 and 2,100 mg of an immediate-release capsule formulation of XP13512 were administered twice a day for seven days. Pharmacokinetic results were similar to the single-dose clinical trial above.

•	In a single-dose, crossover, pharmacokinetic trial in 24 healthy subjects, three different 600 mg, sustained-release formulations of XP13512 were compared to the immediate-release formulation of XP13512 in order to facilitate development of a sustained-release formulation.

•	In a single-dose, crossover, pharmacokinetic trial in 12 healthy subjects, two 600 mg sustained-release tablets of XP13512 were compared to 600 mg of Neurontin. These doses are nearly equivalent in terms of the number of drug molecules present. XP13512 was studied when given with and without food, while Neurontin was studied without food. Compared to Neurontin, XP13512 sustained-release tablets produced higher gabapentin blood levels for a longer period of time. Gabapentin levels in blood were greatest when XP13512 was taken with food.
      The results of all of these Phase 1 clinical trials indicated that XP13512 was well tolerated at all doses. Reported adverse events were consistent with those previously reported for gabapentin. In addition, these clinical trials indicated that XP13512 was rapidly absorbed and converted to gabapentin. Exposure to the intact Transported Prodrug was low and transient compared to the level of gabapentin produced at all dose levels.

      We recently commenced an additional Phase 1 clinical trial to further assess the safety, tolerability and pharmacokinetics of single doses of XP13512 under fed and fasted conditions. This clinical trial utilizes a new, commercially scalable sustained-release formulation of XP13512. This new commercial formulation is similar in characteristics compared to the sustained-release formulation used in the previous trials. In addition, this clinical trial tests tablets of different strengths than those tested in the prior clinical trials. We are conducting this additional Phase 1 clinical trial in approximately 30 healthy volunteers at one site, with a goal of completing the clinical trial this quarter.

Initial Target Indications
      Restless Legs Syndrome (RLS)
      Background on RLS. Restless legs syndrome is a common, under-diagnosed neurological disorder that frequently manifests itself as a sleep disorder. Patients who suffer from RLS experience an irresistible urge to move their legs. This urge is usually accompanied by unpleasant sensations of burning, creeping, tugging or tingling inside the patients’ legs, ranging in severity from uncomfortable to painful. These RLS-related symptoms typically begin or worsen during periods of rest or inactivity, particularly when lying down or sitting, and may be temporarily relieved by movement such as walking or massaging the legs. Symptoms often worsen at night and disturbed sleep is a common result of RLS. Left untreated, RLS may cause exhaustion, daytime fatigue, inability to concentrate and impaired memory.
      Potential Market. According to the National Institute of Neurological Disorders and Stroke, RLS is the third largest sleep disorder, after insomnia and sleep apnea. Although the exact prevalence rate of RLS is uncertain, a study published in the May 2004 issue of Sleep Medicine indicated that approximately 10% of patients visiting primary care physicians in the United States and four European countries experience RLS symptoms at least weekly, with approximately 2% of patients visiting primary care physicians suffering from symptoms severe enough to disrupt their quality of life.
      Current Treatments. There are no drugs currently approved by the FDA for the treatment of RLS. Current treatments, which are evolving based on the results of limited clinical trials published in peer-reviewed journals, include dopamine agonists, opioids, benzodiazepines and anticonvulsants, such as gabapentin. In September 2003, GlaxoSmithKline filed a supplemental new drug application with the FDA for the approval of a dopamine agonist, ropinorole, known as Requip, for the treatment of RLS. Requip is currently approved for the treatment of patients with Parkinson’s disease. GlaxoSmithKline has indicated that it expects to receive regulatory approval from the FDA for the marketing of Requip for the treatment of RLS in the first half of this year.
      In a study published in the journal Neurology in 2002, gabapentin was shown to be effective in treating patients with RLS in terms of statistically significant improvements versus placebo in both the International Restless Legs rating scale and polysomnograph measures of sleep quality. We believe that XP13512 may provide better efficacy than gabapentin because of its potential ability to maintain higher levels of gabapentin in the blood throughout the night.
      Phase 2a Clinical Trial Results. We have completed a Phase 2a clinical trial of XP13512 as a treatment for RLS. The trial included 38 patients at nine clinical sites in the United States. The objective of this Phase 2a clinical trial was to further assess the safety and pharmacokinetics of the sustained-release tablet formulation of XP13512 selected during the Phase 1 clinical trials, as well as to assess preliminary efficacy in patients after two weeks of XP13512 therapy. The trial was a randomized, double-blind, placebo-controlled, crossover clinical trial designed to test XP13512 versus placebo in patients with RLS. XP13512 was dosed twice a day, once at 5:00 p.m. (600 mg) and again one hour before bedtime (1,200 mg). The primary endpoint of the clinical trial was the change in the International Restless Legs rating scale score from baseline to the end of the treatment period. A number of secondary endpoints were also examined, including objective sleep measures obtained by polysomnogram, or sleep laboratory measurements, which were conducted prior to and at the end of each treatment.

      This Phase 2a clinical trial demonstrated that after 14 days of therapy, XP13512 produced a highly statistically significant improvement in the International Restless Legs rating scale score compared to placebo. We determined statistical significance based on a widely used, conventional statistical method that establishes the p-value of clinical results. The statistical significance level for comparing XP13512 to placebo was p < 0.0001. A p-value of 0.05 or less generally represents a statistically significant difference in treatments. A lower p-value indicates greater confidence in the result. A statistically significant improvement in the International Restless Legs rating score was also seen after one week of XP13512 treatment. Twenty-nine patients (85% of the patients who completed the trial) reported themselves “much improved” or “very much improved” at the end of the XP13512 treatment period as compared to five patients (15%) at the end of the placebo treatment period. Additionally, compared to placebo, XP13512 was associated with statistically significant improvements in a number of objective sleep measures, including an increase in total sleep time, an increase in the amount of slow-wave sleep, a reduction in the amount of time awake after sleep onset and a reduction in the number of times periodic limb movements woke patients from sleep. XP13512 was well tolerated. The most common side effects of XP13512 were dizziness and somnolence, which are established side effects of gabapentin.
      Planned Clinical Development. Based on the results of our completed Phase 2a clinical trial, we commenced a Phase 2b clinical trial for the treatment of RLS using once-daily doses of XP13512 in February of this year. We are conducting this clinical trial in 60 patients at 12 sites in the United States, with a goal of completing patient enrollment by the middle of this year. This clinical trial is a randomized, double-blind, placebo-controlled clinical trial in patients with RLS and compares once-daily administration of two different dosages of XP13512 and placebo. We believe that this once-a-day dosing regimen may provide sufficient gabapentin exposure to be effective in patients suffering from RLS. After completion of this Phase 2b clinical trial, we plan to initiate pivotal Phase 3 clinical trials of XP13512 for the treatment of RLS. We believe that the FDA will require that clinical trials necessary to demonstrate efficacy that would support the approval of XP13512 for the treatment of RLS be of 12-weeks duration.
      Neuropathic Pain
      Background on Neuropathic Pain. Neuropathic pain is pain that results from damage to nerves. The damage may result from a variety of causes, including injury or illnesses such as diabetes, cancer, HIV and shingles. In addition, the toxic effects of chemotherapy used to treat patients with cancer or HIV may also cause nerve damage leading to neuropathic pain. One form of chronic neuropathic pain is PHN. PHN is a complication of shingles, a painful outbreak of rash or blisters on the skin caused by a reactivation of the same virus that causes chicken pox. PHN is often characterized as constant stabbing, burning or electric shock-like sensation in the area affected by shingles after the rash has cleared. Approximately 10% to 15% of all patients with shingles develop PHN, which can persist for many years.
      Potential Market. Datamonitor estimates that the aggregate prevalence in 2003 of all forms of neuropathic pain was 62.6 million patients in the United States and six other major pharmaceutical markets, collectively. Datamonitor estimates that the prevalence of PHN during 2003 was 272,000 patients in the United States and six other major pharmaceutical markets, collectively.
      Current Treatments. Current classes of drugs used to treat patients with neuropathic pain include anticonvulsants, antidepressants and opioids, with anticonvulsants representing the largest share of the neuropathic pain market. Of the anticonvulsants, gabapentin is the market leader for the treatment of neuropathic pain. Patients with PHN are often treated with opioids, tricyclic antidepressants or anticonvulsants. Local application of capsaicin and lidocaine is also used in selected patients. Neurontin was the first oral drug approved by the FDA for the management of PHN. In December 2004, Pfizer announced that it received approval from the FDA of pregabalin for the treatment of neuropathic pain associated with diabetic peripheral neuropathy and PHN. Pfizer is marketing pregabalin under the trade name Lyrica. Pfizer received European Commission approval in July 2004 to market Lyrica in European Union member states for the treatment of peripheral neuropathic pain. Duloxetine from Lilly has also received approval from the FDA for the management of painful diabetic neuropathy.

      Phase 2a Clinical Trial Results. We have completed a Phase 2a clinical trial of XP13512 for the management of PHN. The trial included 101 patients at 18 clinical sites in the United States. The objective of this randomized, double-blind, placebo-controlled clinical trial was to assess the preliminary safety, tolerability, pharmacokinetics and efficacy of 1,200 mg of XP13512 administered twice a day for 14 days and to compare the response to XP13512 against the response to placebo. While clinical trials required for obtaining FDA approval to market product candidates for the management of PHN have required treatment periods of eight weeks, published studies of gabapentin for the management of PHN have shown efficacy in as short as two weeks of treatment.
      After establishing baseline pain scores and prior to entering the randomized treatment period, all patients in this clinical trial received increasing doses of Neurontin of up to 1,800 mg per day and were maintained at this dose for seven days. At the end of this Neurontin treatment period, pharmacokinetics and clinical endpoints were assessed. Patients were then immediately randomized to 1,200 mg of XP13512 administered twice a day or placebo treatment. Treatment continued for an additional 14 days, at which time pharmacokinetics and clinical endpoints were again assessed. The primary endpoint of this clinical trial was the change in average pain score between the seven days of baseline assessment to the final seven days of XP13512 or placebo treatment using an 11-point numerical pain scale.
      This Phase 2a clinical trial demonstrated that treatment with XP13512 was associated with a statistically significant reduction in pain as measured by an 11-point numerical pain scale (p=0.032) compared to placebo. Statistically significant improvements in pain were also observed using a different pain scale. Additionally, compared to placebo, treatment with XP13512 was associated with a statistically significant reduction in sleep interference. The clinical benefit of XP13512 over placebo was also supported by observed statistically significant improvements in both Patient and Investigator Global Impression of Change, which are recognized measures of patient and physician assessments of clinical change. XP13512 was well tolerated. The most common side effect of XP13512 was dizziness, which is an established side effect of gabapentin.
      Because of the structure of this Phase 2a clinical trial, we were able to compare blood levels of Neurontin and to test for a trend toward improved pain reduction with XP13512 compared to Neurontin in the same patients. Accordingly, additional analyses were conducted on data from those patients who received XP13512 and for whom pharmacokinetic data was complete. A daily dose of 2,400 mg of XP13512 has the potential to release 1,248 mg per day of gabapentin into the bloodstream, which equates to approximately two-thirds of the daily dose administered during the Neurontin treatment period. Despite this lower dose, XP13512 produced on average a 17% increase in the steady-state average blood concentration of gabapentin compared to that produced by Neurontin dosing (p=0.014) in the evaluated patients. Thirty-seven percent of evaluated patients had an increased steady-state average blood concentration of greater than 30%. For all patients who received XP13512, the change in average pain score between the last seven days of the Neurontin treatment and the final seven days of XP13512 treatment was determined. A statistically significant reduction in pain score at the end of XP13512 treatment was observed (p=0.045).
      Development and Commercialization Strategy
      Due to the large markets for which we intend to seek regulatory approval for XP13512 and the requirement of a primary care physician sales force to address these markets, we believe that we will need a development and commercialization partner to effectively maximize the potential commercial value of XP13512. We intend to seek to retain U.S. co-development and co-promotion rights to XP13512 and, if regulatory approval is received, to establish a focused sales and marketing organization in North America to market and sell XP13512 to specialty physicians, including psychiatrists and sleep specialists, for target indications in which specialists significantly influence the market and to selectively co-promote XP13512 to primary care physicians. Our development and commercialization strategy with respect to the neuropathic pain market will likely be determined in concert with our commercialization partner for XP13512.

XP19986—A Transported Prodrug of R-baclofen
      We are developing our product candidate XP19986, a Transported Prodrug of R-baclofen, for the treatment of patients with GERD. XP19986 is also a potential treatment for the symptoms of spasticity. We have filed a composition-of-matter patent application on XP19986 and certain manufacturing and use patent applications in the United States and other jurisdictions.
      Parent Drug Background
      Baclofen is thought to selectively act on the target that is known as the GABAB receptor. Baclofen is racemic, which means it is a mixture of R and S isomers. Only the R isomer is active at GABAB receptors. Baclofen, which is now sold as a generic drug in the United States, has been used since 1977 for the alleviation of the signs and symptoms of spasticity in patients with multiple sclerosis, stroke or cerebral palsy, as well as other pain and spasm conditions. For the 12 months ended August 31, 2004, in the United States, there were approximately 2.3 million prescriptions written for baclofen. Recently published studies indicate that baclofen may also be effective in treating GERD. Although baclofen has acceptable oral absorption, its short duration in blood of three to four hours necessitates dosing three times per day. This dosing regimen produces substantial peaks and troughs in drug exposure, which may be the cause of side effects such as significant drowsiness, weakness and dizziness during peak drug levels and diminished efficacy during trough drug levels. However, due to its poor absorption in the colon, a less frequently dosed sustained-release formulation of baclofen that produces a more consistent level of baclofen in the blood is not technically feasible. To address these deficiencies of oral baclofen, an implantable pump that delivers baclofen directly into the spinal cord fluid via a catheter has been developed. However, physicians typically reserve this invasive surgical procedure for those few patients who are not suitable for oral baclofen.
      Our Transported Prodrug
      XP19986 was designed to address the deficiencies of baclofen by targeting high-capacity nutrient transporter mechanisms expressed throughout the length of the entire GI tract, including the colon. By targeting these transporters, we believe that XP19986 can be formulated in a sustained-release pill and thereby require less frequent dosing than baclofen. XP19986 is a chiral molecule, which means that it exists as a single isomeric form, and produces only the R isomer of baclofen, known as R-baclofen.
      XP19986 was designed to rapidly convert to R-baclofen upon absorption, with limited systemic exposure to the intact Transported Prodrug. Once absorbed, XP19986 converts to R-baclofen and natural substances that have well-studied, favorable safety characteristics. We believe that the inherently safe nature of the metabolic breakdown products of XP19986 should provide XP19986 with a safety profile that is at least comparable to, and potentially better than, that seen with baclofen.
      We initially intend to develop a sustained-release formulation of XP19986 suitable for twice-daily dosing. However, we believe that it may be possible to develop a once-daily formulation of XP19986. We believe that XP19986, if successfully developed, will be superior to baclofen as a treatment for spasticity and as a potential treatment for GERD because of its reduced dosing frequency, improved patient compliance, improved efficacy and/or reduced side effects.
      Preclinical Results
      We have completed preclinical studies in several animal species that show XP19986 is well absorbed and rapidly converted into R-baclofen after oral dosing. Importantly, we have shown that XP19986 directly administered into the colon of several different animal species results in substantially higher R-baclofen levels in blood compared to intra-colonic dosing of R-baclofen. This suggests that XP19986 is well absorbed throughout the GI tract and therefore can be formulated in a sustained-release pill, which we believe will lead to improvements in pharmacokinetics compared to baclofen. We have completed a number of preclinical safety studies with XP19986 including 28-day toxicology studies. The preclinical observations to date are consistent with those previously observed with baclofen.

      Planned Clinical Development
      We recently commenced a Phase 1 clinical trial that will compare various formulations of XP19986, with an initial goal of identifying a formulation suitable for twice-daily dosing. Our initial Phase 1 clinical trial is a single-dose escalating trial testing several different formulations of XP19986. Volunteers will be monitored for adverse events, and blood and urine will be sampled to determine the extent of oral absorption and metabolism of XP19986 and the R-baclofen pharmacokinetic profiles. We anticipate that our second Phase 1 clinical trial will be a randomized, placebo-controlled, ascending single-dose clinical trial investigating the safety, tolerability and pharmacokinetics of an optimized controlled-release formulation of XP19986. We anticipate that future Phase 1 clinical trials will likely also include a randomized, placebo-controlled, ascending multiple-dose clinical trial of an optimized controlled-release formulation of XP19986 in healthy volunteers.

Initial Target Indications
      Gastroesophageal Reflux Disease (GERD)
      Background on GERD. GERD is a digestive system disorder caused by inappropriate relaxations of the lower esophageal sphincter, which is a combination of muscles that controls the junction between the esophagus and the stomach. GERD is characterized by the frequent, undesirable passage of stomach contents into the esophagus that results in discomfort and potential damage to the lining of the esophagus.
      Potential Market. Approximately $10 billion is spent worldwide each year on GERD and heartburn medications, and approximately 6% of the global population experiences GERD symptoms daily.
      Current Treatments. Conventional treatment for GERD includes medications that suppress stomach acid, including proton pump inhibitors such as Nexium, Prilosec and Prevacid, H2 antagonists such as Tagamet, Pepcid and Zantac, as well as over-the-counter antacids. However, these treatments are not effective in all patients, and there is a subset of patients who suffer from reflux of stomach contents that are not acidic, such as bile, who do not respond to these acid suppression treatments.
      Baclofen has recently been the subject of clinical trials that indicate that it may also be effective in treating GERD. Unlike acid suppressing agents, baclofen exerts its effects on the function of the lower esophageal sphincter that controls passage of material between the esophagus and the stomach. Baclofen reduces the frequency of transient lower esophageal sphincter relaxations and, therefore, passage of gastric contents into the esophagus. Such a mechanism may potentially be effective alone or in combination with acid suppressants to increase the effectiveness of existing therapies. One study published in 2003 indicated that baclofen was effective when compared to placebo in reducing the number of reflux episodes and the percentage of time that the esophagus was acidic. Another study published in 2003 indicated that baclofen, when combined with a proton pump inhibitor, was more effective in reducing the number of reflux episodes as compared to the proton pump inhibitor alone. In these studies, baclofen was taken three or four times a day.
      While these studies suggest a potential role for baclofen in the treatment of GERD, it is currently not approved for this indication, and we believe that it is unlikely that an approval of baclofen for this indication will be pursued because of the requirement for frequent dosing. We believe that providing a steady exposure of the R isomer of baclofen to patients with a twice-daily dosage of XP19986 may result in reduced side effects compared to baclofen and may demonstrate improved efficacy in the treatment of GERD.
      Spasticity
      Background on Spasticity. Spasticity is a widespread and debilitating condition that is associated with some common neurological disorders, such as multiple sclerosis, stroke and cerebral palsy. Spasticity is a condition in which certain muscles are continuously contracted, causing stiffness or tightness of muscles that interfere with movement or speech.
      Potential Market. Reports indicate that the prevalence of spasticity due to multiple sclerosis, stroke and cerebral palsy in 2002 was approximately 5.2 million patients in the United States and six other major pharmaceutical markets, collectively. For the 12 months ended August 31, 2004, there were approximately

2.3 million prescriptions written for baclofen in the United States. According to data on baclofen prescriptions, multiple sclerosis, spinal disease/injury, pain conditions and spasm conditions accounted for 80% of baclofen use. Besides baclofen, treatments for spasticity include diazepam, tizanidine and dantrolene sodium. Although these medications may provide symptom relief in some people, they are often only partially effective and generally require dosing three or more times a day. In addition, these medications are often associated with unwanted side effects such as sedation and weakness, as well as issues with bladder, bowel and sexual function.
      We believe that a Transported Prodrug of R-baclofen that can be taken twice each day to provide a steady exposure of R-baclofen to patients may more adequately address the needs of spasticity patients than current therapies, including baclofen.
      Development and Commercialization Strategy
      We plan to independently develop XP19986 through at least Phase 1 clinical trials. Thereafter, due to the requirement of a primary care physician sales force to address the GERD market, we intend to seek a development and commercialization partner for the further development and commercialization of XP19986 for the potential treatment of GERD. We intend to seek to retain co-development and co-promotional rights for the GERD market. Since the spasticity market could be served through a smaller, focused sales force, we may seek to retain U.S. promotional rights to XP19986 for spasticity indications.

XP20925—A Transported Prodrug of Propofol
      We are developing our product candidate XP20925, a Transported Prodrug of propofol, for the treatment of migraine and chemotherapy-induced nausea and vomiting. We have filed a composition-of-matter patent application covering XP20925 and certain manufacturing and use patent applications in the United States and other jurisdictions.
      Parent Drug Background
      Propofol is a rapid, short-acting intravenous anesthetic that is widely used in hospitals and outpatient settings to induce and maintain anesthesia during surgery or to sedate patients undergoing diagnostic or medical procedures. Diprivan, the brand name of propofol, was introduced in the United States in 1989 and is currently the world’s leading anesthetic agent. Propofol has very poor oral absorption due primarily to extensive metabolism in the GI tract.
      A number of clinical investigators have demonstrated that intravenously infused, non-sedative doses of propofol are effective in treating disorders such as migraine and chemotherapy-induced nausea and vomiting. While there are approved drugs for both of these disorders, these approved drugs do not work optimally in all patients. We believe that propofol’s poor oral absorption, which necessitates intravenous administration, has precluded the development of propofol for these indications.
      Our Transported Prodrug
      XP20925 was designed to target a high-capacity intestinal transporter mechanism in order to overcome the rapid intestinal metabolism of propofol and enable the oral delivery of the active ingredient. We have conducted animal studies in which the bioavailability was increased from 1%, when dosed orally as propofol, to greater than 40%, when dosed orally as XP20925. We are currently conducting preclinical pharmacokinetic and safety studies in animals.
      Planned Clinical Development
      We plan to file an IND for XP20925 in 2006. Given the published studies demonstrating the efficacy of low-dose propofol for the treatment of migraine and chemotherapy-induced nausea and vomiting, we believe that Phase 1 clinical trials of an oral formulation demonstrating safety and tolerability and the achievement of blood levels of propofol previously shown to be therapeutic will represent a substantial clinical proof-of-concept for this program.

Initial Target Indications
      Migraine. Migraine is a neurological disorder characterized by recurrent headache attacks that are usually accompanied by various combinations of symptoms, including nausea and vomiting, as well as distorted vision and sensitivity to light and sound. Migraine is a common neurological disorder in the developed world. Datamonitor estimated that, in 2002, migraine afflicted more than 81 million people in the United States and six other major pharmaceutical markets, collectively, resulting in an approximately $2.5 billion commercial market. There are a variety of drugs used in the treatment of migraine. However, a class of drugs known as triptans represents a significant proportion of the overall market. While the treatment of migraine was significantly improved with the introduction of the triptans, there continues to be an unmet need for patients who suffer from migraines that do not respond adequately to current treatments. Up to 40% of patients who suffer from migraines do not respond to oral triptans. In a study published in 2000, a low-dose infusion of propofol was shown to be effective in treating patients with migraine that was resistant to standard therapy, including triptans. We believe that an oral Transported Prodrug of propofol that is able to deliver non-sedating levels of propofol may provide a new method for the treatment of migraine.
      Chemotherapy-Induced Nausea and Vomiting. Nausea and vomiting are among the most severe side effects of chemotherapy and radiation therapy. Drugs that prevent or reduce nausea and vomiting are known as anti-emetics. A Datamonitor report estimated that the 2000 worldwide market for anti-emetic drugs was approximately $1.8 billion. The Datamonitor report indicates that the top three brands of a single class of drugs, the 5HT-3 receptor antagonists, accounted for approximately 70% of the $1.8 billion market in 2000. However, it is estimated that as many as 50% of patients with chemotherapy-induced nausea and vomiting do not respond to current anti-emetic therapy, including the 5HT-3 drugs. We believe that an oral Transported Prodrug of propofol that is able to deliver non-sedating levels of propofol may provide a new method for the treatment of chemotherapy-induced nausea and vomiting.
Future Applications for Our Transported Prodrugs
      We believe that there are a number of other generic parent drugs that could be candidates for our Transported Prodrug technology. We will apply our proprietary technology to those parent drugs that have low or regionally restricted absorption in the GI tract that results in suboptimal therapy, have a chemical structure that is amenable to prodrug manipulation and are economical to manufacture.
      Additionally, we believe that our proprietary technology has broad applicability beyond improving absorption from the GI tract, such as targeting delivery of anti-cancer drugs preferentially into tumors and improving the penetration of drugs into the central nervous system, or CNS. We also believe that there is a significant opportunity to use our proprietary technology to improve drug candidates that otherwise would not be successfully developed due to poor oral absorption, distribution and metabolism.

Tumor Targeting
      We have extended our proprietary technology to transporters found in tumor tissues with a goal of differentially targeting these tissues with anti-cancer agents. There is a large body of scientific literature that suggests that the rapid development of resistance to some cancer drugs is the result of a specific class of transporters that pump cancer drugs out of tumor cells. There is less understanding of the role of transporters in the uptake of agents into tumor cells. However, there is some evidence that the initial sensitivity of different tumor types, the selective activity of certain chemotherapeutic agents to specific tumor types and the evolution of resistance to anti-tumor drugs may each correlate with the expression of transporters capable of transporting the compounds into the target tumor cells. There are also reports of unusually high levels of expression of certain transporters in some tumor types, as compared to their expression in normal tissue. These observations suggest that strategies to utilize transporters to actively transport chemotherapeutic agents into tumors might enable the creation of effective anti-tumor agents. Based on this approach, we have generated compounds that demonstrate a therapeutic index in animal models of cancer that is superior to the therapeutic index of the parent drug. We may seek a partner to accelerate the development of this application of our technology.

Blood Brain Barrier
      We have initiated efforts to further extend our proprietary technology to transporters found in the blood brain barrier with a goal of improving CNS penetration. The blood brain barrier is an important obstacle to the effectiveness of compounds acting on CNS targets. The highly restrictive endothelium of the brain capillary bed and the protective epithelial layer of a part of the brain known as the choroid plexus comprise a formidable barrier of cells through which drugs must pass from the blood to enter the brain. However, many natural compounds needed to feed the high metabolic activity of the brain are selectively absorbed into the CNS, particularly through the extensive capillary beds in the brain. In some cases, large amounts of these compounds are actively pumped from the blood to the brain by transporter proteins. In November 2003, we entered into a collaboration with Pfizer to jointly develop transporter technology to enhance the delivery of drugs to the brain.

Third-Party Compounds
      We believe that our proprietary technology can be utilized to rehabilitate those product candidates of third parties that initially demonstrated potential therapeutic benefits but whose limitations in absorption, distribution and pharmacokinetics have prevented successful drug development or commercialization. We will select other drug molecules for this approach based on our ability to license from third parties these product candidates, the medical need for an improved version of the third party’s drug, the size of the commercial opportunity and the amenability of our chemistry to the drug’s particular structure.
Our Strategic Alliance with Pfizer Inc
      While we have retained all commercial rights to, and are currently independently developing, our lead product candidates, we have an ongoing collaboration to facilitate development of our technology and potential additional product candidates. In November 2003, we entered into a collaboration with Pfizer to facilitate the development of technologies to assess the role of active transport mechanisms in delivering drugs into the CNS. The blood brain barrier is an important obstacle to the effectiveness of compounds acting at CNS targets. The collaboration seeks to profile the expression of transporters in the blood brain barrier, assess the function of those transporters that are highly expressed at the blood brain barrier and develop empirical tools, such as functional assays, to aid in the design of CNS drugs with efficient brain absorption. Pfizer has made an up-front payment and makes quarterly research payments to support a number of full-time equivalent employees through the end of this year under the agreement. The program is exclusive during the term of the collaboration and provides Pfizer with non-exclusive rights to resulting technologies. We retain all other rights to resulting technologies. The agreement may be terminated by either party in the event of a breach of a material representation or warranty by the other party, or the unremedied failure by either party in any material respect to perform or observe any term, covenant or understanding of the agreement.
Patents and Proprietary Rights
      We will be able to protect our technology from unauthorized use by third parties only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets and able to be utilized without infringing the proprietary rights of others. Our success in the future will depend in part on obtaining patent protection for our technologies and product candidates. Accordingly, patents and other proprietary rights are essential elements of our business. Our policy is to actively seek in the United States and selected foreign countries patent protection for novel technologies and compositions of matter that are commercially important to the development of our business.
      Issued U.S. and foreign patents generally expire 20 years after filing. As of March 31, 2005, we had three issued U.S. patents, including a composition-of-matter patent on XP13512. As of that date, we had 63 pending patent applications in the United States, including composition-of-matter patent applications on XP19986 and XP20925. We hold no issued foreign patents. We have 23 pending Patent Cooperation Treaty, known as PCT, regional applications that permit us to pursue patents outside of the United States, 18 pending European regional patent applications that permit us to pursue patents in various European countries and 45 foreign national patent applications. The claims in these various patents and patent applications are directed to compositions of matter, including claims covering product candidates, lead compounds and key intermediates, pharmaceutical compositions, methods of use and processes for making our compounds, along with methods of design, synthesis, selection and use of Transported Prodrugs in general and to our research and development programs in particular.
      The patent rights relating to XP13512, its synthesis and method of use, owned by us consist of two issued U.S. patents that expire in 2022 and eight pending U.S. patent applications. We also own four pending counterpart PCT regional patent applications and 24 counterpart ex-U.S. patent applications in a number of jurisdictions, including Asia and Europe. The patent rights relating to XP19986 and its synthesis owned by us consist of three pending U.S. patent applications and two counterpart PCT applications designating an extensive number of jurisdictions, including Asia and Europe.
      The composition-of-matter patent on gabapentin, the parent drug of XP13512, expired in 2000, but Pfizer sold gabapentin exclusively based on a formulation patent until September 2004. This formulation patent is the subject of ongoing litigation between Pfizer and several generic manufacturers. In October 2004, a federal court in New Jersey denied Pfizer’s motion for a preliminary injunction seeking to prevent the commercialization of generic gabapentin by Alpharma and Teva during the consideration of challenges to the Pfizer formulation patent. Pfizer currently markets generic gabapentin through its Greenstone Ltd. subsidiary. Alpharma and Teva also currently market gabapentin as a generic drug. We are not a party to this litigation, and we believe that our manufacturing process for XP13512 does not infringe the patent that is the subject of this litigation. However, in case of an adverse event in this litigation, such as enjoining or limiting Teva’s ability to sell generic gabapentin to us, we would not be able to manufacture XP13512 until a suitable qualified alternate supplier of gabapentin was identified. This could delay the development of XP13512. Any inability to obtain qualified alternate suppliers or formulations, including an inability to obtain or a delay in obtaining approval of an alternate supplier or formulation from the FDA, would delay or prevent the clinical development and commercialization of these product candidates.
      We also rely on trade secret protection and confidentiality agreements to protect our proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery process that involve proprietary know-how and technology that is not covered by patent applications, especially where patent protection is not believed to be appropriate or obtainable. We require all of our employees, consultants and advisors to enter into confidentiality agreements. Where it is necessary to share our proprietary information or data with outside parties, our policy is to make available only that information and data required to accomplish the desired purpose and only pursuant to a duty of confidentiality on the part of those parties.
Manufacturing
      We do not currently own or operate manufacturing facilities for the production of clinical or commercial quantities of XP13512 or XP19986. We currently rely on a small number of third-party manufacturers to produce our compounds and expect to continue to do so to meet the preclinical and clinical requirements of our potential products and for all of our commercial needs. We do not have long-term agreements with any of these third parties.
      We have purchased substantial amounts of gabapentin, which is the active agent used to make XP13512, from Teva pursuant to purchase orders issued from time to time. Currently, we believe that there are approximately five alternative manufacturers, including Hikal Limited and Matrix Laboratories Limited, that could supply our requirements of gabapentin in the event that Teva determines to not sell gabapentin to us at a price that is commercially attractive. In addition, we believe that there will be an increasing number of qualified alternative suppliers of gabapentin in the future.
      We have agreed to purchase approximately 700 kilograms of XP13512 in active pharmaceutical ingredient form, known as API, from Lonza under a manufacturing services and product supply agreement. The parties have agreed to specific transfer prices for this API under a quotation that forms a part of the agreement. In addition, we estimate that we will require approximately 1,000 kilograms of API to complete

RLS clinical trials required for regulatory approval, as well as chronic toxicity and carcinogenicity studies. Our current agreement with Lonza does not provide for the entire supply of API necessary for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of API for XP13512. The API is manufactured using a four-step synthetic process that uses commercially available starting materials for each step. There are no complicated chemistries or unusual equipment required in the manufacturing process. We may terminate this agreement upon 30 days’ notice. Either party may terminate this agreement for cause upon notice and a failure to cure by the other party. Unless earlier terminated for the reasons stated above, this agreement terminates in July 2006. In the event that Lonza terminates the agreement following a breach by us, we would not be able to manufacture the API until a qualified alternative supplier was identified.
      We rely on Cardinal Health as a single source supplier for XP13512 formulated in sustained-release tablets for clinical trials at specified transfer prices under a quotation agreed upon by the parties as a part of the master services agreement. This agreement terminates in July 2006 unless earlier terminated. We may terminate this agreement upon 60 days’ notice. Either party may terminate this agreement if the other party does not cure a breach within 30 days of receiving notice of such breach. If we fail to make required payments, Cardinal Health may terminate if we do not cure the breach within ten days of receipt of notice. In the event that Cardinal Health terminates the agreement under the specified circumstances, we would not be able to manufacture XP13512 sustained-release tablets until a qualified alternative supplier was identified.
      If either of these agreements are terminated by us upon written notice, we are contractually obligated to reimburse Lonza or Cardinal Health for costs incurred up to the termination date, as well as any specific costs incurred by either party in connection with the termination.
      In addition, prior to June 2004, we obtained XP13512 in API form from an inventory that was produced by Pharm Eco, and our clinical trial materials were produced by MDS Pharma, including the sustained-release formulation that is the subject of our Phase 2b clinical trial. In order to begin using the API that is produced by Lonza in our clinical trials, we are conducting a bridging toxicology study in animals to confirm its safety. We are conducting a Phase 1 clinical trial to assess the safety, tolerability and pharmacokinetics of a new, commercially scaleable formulation of XP13512, the API for which was produced by Lonza and formulated by Cardinal Health.
      We currently rely on Heumann as our single source supplier of R-baclofen, the active agent used to make XP19986, under purchase orders issued from time to time. We are not aware of any alternative suppliers of R-baclofen. However, we believe at least two alternative manufacturers, PCAS Finland Oy and Fine Chemicals Corporation (Pty) Ltd., could supply an intermediate to baclofen, from which R-baclofen could be synthesized, in the event that Heumann determines to not sell R-baclofen to us at a price that is commercially attractive.
      We have purchased from Lonza all of our current worldwide requirements of XP19986 in API form through our initial Phase 2 clinical trials under a manufacturing services and product supply agreement. In the event that Lonza terminates the agreement following a breach by us, we would not be able to manufacture the API until a qualified alternative supplier was identified. Our current agreement with Lonza does not provide for the entire supply of the API necessary for additional Phase 2 and Phase 3 clinical trials or for full-scale commercialization. However, the manufacturing services and product supply agreement obligates the parties to negotiate in good faith on the terms and conditions for Lonza to supply some or all of our total requirements for the commercial supply of the API. The API is manufactured using a six-step synthetic process that uses commercially available starting materials for each step. There are no complicated chemistries or unusual equipment required in the manufacturing process.
      Cardinal Health provides our requirements of XP19986 for clinical trials in the form of capsules containing either immediate-release beads or a combination of immediate-release and controlled-release beads at specified transfer prices under a quotation agreed upon by the parties as a part of the master services agreement. We rely on Cardinal Health as a single source supplier for capsules of XP19986. In the event that

Cardinal Health terminates the agreement under specified circumstances, we would not be able to manufacture XP19986 until a qualified alternative supplier was identified.
      Our contract manufacturers may own process technology related to the manufacture of our compounds. This would increase our reliance on this manufacturer. Each of Cardinal Health and Lonza have informed us that they are not using any proprietary technology in their work for us on XP13512 or XP19986. Moreover, we have been successful in negotiating agreements with our contract manufacturers that include licenses, with the right to grant sublicenses, to any technology incorporated into the manufacture of our compounds or that is invented by employees of the contract manufacturers during the course of work conducted on our product candidates.
Marketing and Sales
      We have no sales, marketing or distribution capabilities. In order for us to commercialize any of our product candidates, we must either make arrangements with third parties to perform these services for us or acquire or develop internal sales, marketing and distribution capabilities, or both. We intend to establish a focused sales and marketing organization in North America to market and sell product candidates, for which marketing approval is ultimately received, to specialty physicians, including psychiatrists and sleep specialists, for target indications in which specialists significantly influence the market and to selectively co-promote to primary care physicians. For those product candidates that address larger U.S. markets and for international markets, we intend to establish development and commercialization partnerships with pharmaceutical and biotechnology companies to accelerate the completion of regulatory approval and product introduction and to maximize the breadth of the commercial opportunity.
Competition
      The pharmaceutical and biotechnology industries are intensely competitive. Any product candidate developed by us would compete with existing drugs and therapies. There are many pharmaceutical companies, biotechnology companies, public and private universities, government agencies and research organizations actively engaged in research and development of products targeting the same markets as our product candidates. Many of these organizations have substantially greater financial, technical, manufacturing and marketing resources than we have. Several of them have developed or are developing therapies that could be used for treatment of the same diseases that we are targeting. In addition, many of these competitors have significantly greater commercial infrastructures than we have. Our ability to compete successfully will depend largely on our ability to leverage our experience in drug discovery and development to:

•	discover and develop products that are superior to other products in the market;

•	attract and retain qualified scientific, product development and commercial personnel;

•	obtain patent and/or other proprietary protection for our products and technologies;

•	obtain required regulatory approvals; and

•	successfully collaborate with pharmaceutical companies in the discovery, development and commercialization of new products.
      We expect to compete on, among other things, product efficacy and safety, time to market, price, extent of adverse side effects experienced and convenience of treatment procedures. In order to compete successfully, we will need to identify, secure the rights to and develop pharmaceutical products and exploit these products commercially before others are able to develop competitive products. In addition, our ability to compete may be affected if insurers and other third-party payors seek to encourage the use of generic products, making branded products less attractive to buyers from a cost perspective.
      We believe that our product development programs will be subject to significant competition from companies utilizing alternative technologies. In addition, as the principles of active transport become more widely known and appreciated based on patent and scientific publications and regulatory filings, we expect the field to become highly competitive. Pharmaceutical companies, biotechnology companies and academic and research institutions may succeed in developing products based upon the principles underlying our proprietary technologies earlier than us, obtaining approvals for such products from the FDA more rapidly than us or developing products that are safer, more effective and/or more cost effective than those under development or proposed to be developed by us.
      Our research and development efforts are at an early stage. Our objective is to discover, develop and commercialize new medicines with superior efficacy, convenience, tolerability and/or safety. To the extent that we are able to develop medicines, they are likely to compete with existing drugs that have long histories of effective and safe use and with new therapeutic agents. We expect that any medicines that we commercialize with our collaborative partners or on our own will compete with existing, market-leading medicines.
      XP13512. We anticipate that, if approved, XP13512 would compete with generic gabapentin. We believe that it is unlikely that a healthcare provider would require the use of gabapentin in preference to XP13512 in an indication for which XP13512 is approved and gabapentin is not labeled. Other drugs targeting RLS and neuropathic pain will represent substantial competition. These include pregabalin (marketed by Pfizer), ropinirole (marketed by GlaxoSmithKline as Requip) and duloxetine (marketed by Lilly). In December 2004, Pfizer announced that it expects pregabalin to be classified as a controlled substance, which could increase the possibility that XP13512 would be classified as a controlled substance since they act on the same therapeutic target. In September 2003, GlaxoSmithKline filed a supplemental new drug application with the FDA for the approval of Requip for the treatment of RLS. Requip is currently approved for the treatment of patients with Parkinson’s disease. GlaxoSmithKline has indicated that it expects to receive regulatory approval from the FDA for the marketing of Requip for the treatment of RLS in the first half of this year. In addition, pramiprexole (being developed by Boehringer Ingelheim) and the rotigotine transdermal system (being developed by Schwarz Pharma) are among the product candidates in mid-stage clinical trials for RLS and represent potential competition for XP13512. In addition, transdermal patches containing the anesthetic known as lidocaine are sometimes used for the management of PHN.
      XP19986. We anticipate that, if approved, XP19986 would compete with baclofen, as well as other drugs targeted at GERD and the alleviation of symptoms of spasticity. These include esomeprazole and omeprazole (marketed by AstraZeneca) and lansoprazole (marketed by TAP Pharmaceutical Products Inc.). In addition, tenatoprazole (being developed by Abbott) and soraprazan (being developed by Altana) are among multiple product candidates in late-stage clinical trials and represent potential competition for XP19986.
Government Regulation
      The testing, manufacturing, labeling, advertising, promotion, export and marketing of our product candidates are subject to extensive regulation by governmental authorities in the United States and other countries. The FDA, under the Federal Food, Drug and Cosmetic Act, or FFDCA, regulates pharmaceutical products in the United States. The steps required before a drug may be approved for marketing in the United States generally include:

•	preclinical laboratory tests and animal tests;

•	the submission to the FDA of an IND for human clinical testing, which must become effective before human clinical trials commence;

•	adequate and well-controlled human clinical trials to establish the safety and efficacy of the product;

•	the submission to the FDA of a new drug application, or NDA;

•	FDA review and approval of the NDA; and

•	satisfactory completion of an FDA inspection of the manufacturing facilities at which the product is made to assess compliance with Good Manufacturing Practices, or GMPs.
      The testing and approval process requires substantial time, effort and financial resources, and the receipt and timing of any approval is uncertain.
      Preclinical studies include laboratory evaluations of the product candidate, as well as animal studies to assess the potential safety and efficacy of the product candidate. The results of the preclinical studies, together with manufacturing information and analytical data, are submitted to the FDA as part of the IND, which must become effective before clinical trials may be commenced. The IND will become effective automatically 30 days after receipt by the FDA, unless the FDA raises concerns or questions about the conduct of the trials as outlined in the IND prior to that time. In this case, the IND sponsor and the FDA must resolve any outstanding concerns before clinical trials can proceed.
      Clinical trials involve the administration of the product candidates to healthy volunteers or patients under the supervision of a qualified principal investigator. Further, each clinical trial must be reviewed and approved by an independent institutional review board, or IRB, at each institution at which the clinical trial will be conducted. The IRB will consider, among other things, ethical factors, the safety of human subjects and the possible liability of the institution.
      Clinical trials typically are conducted in three sequential phases prior to approval, but the phases may overlap. These phases generally include the following:

Phase 1. Represents the initial introduction of the drug into human subjects, frequently healthy volunteers. In Phase 1, the drug is usually tested for safety, including adverse effects, dosage tolerance, absorption, distribution, metabolism, excretion and pharmacodynamics.

Phase 2. Phase 2 clinical trials usually involve studies in a limited patient population to (1) evaluate the efficacy of the drug for specific, targeted indications, (2) determine dosage tolerance and optimal dosage and (3) identify possible adverse effects and safety risks. Although there are no statutory definitions for Phase 2a and Phase 2b, Phase 2a is commonly used to describe a Phase 2 clinical trial evaluating efficacy, adverse effects and safety risks, and Phase 2b is commonly used to describe a subsequent Phase 2 clinical trial that also evaluates dosage tolerance and optimal dosage.

Phase 3. If a compound is found to be potentially effective and to have an acceptable safety profile in Phase 2 studies, the clinical trial program will be expanded to further demonstrate clinical efficacy, optimal dosage and safety within an expanded patient population at geographically dispersed clinical study sites.
      Phase 4 clinical trials are conducted after approval to gain additional experience from the treatment of patients in the intended therapeutic indication and to document a clinical benefit in the case of drugs approved under accelerated approval regulations. If the FDA approves a product while a company has ongoing clinical trials that were not necessary for approval, a company may be able to use the data from these clinical trials to meet all or part of any Phase 4 clinical trial requirement. These clinical trials are often referred to as Phase 3/4 post-approval clinical trials. Failure to promptly conduct Phase 4 clinical trials could result in withdrawal of approval for products approved under accelerated approval regulations.
      In the case of products for the treatment of severe or life-threatening diseases, the initial clinical trials are sometimes done in patients rather than in healthy volunteers. Since these patients are afflicted already with the target disease, it is possible that such clinical trials may provide evidence of efficacy traditionally obtained in Phase 2 clinical trials. These trials are referred to frequently as Phase 1/2 clinical trials. The FDA may suspend clinical trials at any time on various grounds, including a finding that the subjects or patients are being exposed to an unacceptable health risk.
      The results of preclinical studies and clinical trials, together with detailed information on the manufacture and composition of the product, are submitted to the FDA in the form of an NDA requesting approval to market the product. Generally, regulatory approval of a new drug by the FDA may follow one of three routes. The most traditional of these routes is the submission of a full NDA under Section 505(b)(1) of the FFDCA. A second route, which is possible where an applicant chooses to rely in part on data generated or approvals obtained previously by other parties, is to submit a more limited NDA described in Section 505(b)(2) of the FFDCA. The final route is the submission of an Abbreviated New Drug Application for products that are shown to be pharmaceutically and therapeutically equivalent to previously approved drug products as permitted under Section 505(j) of the FFDCA. We do not expect any of our Transported Prodrugs to be submitted under Section 505(j).
      Both Section 505(b)(1) and Section 505(b)(2) applications are required by the FDA to contain full reports of investigations of safety and effectiveness. However, in contrast to a traditional NDA submitted pursuant to Section 505(b)(1) in which the applicant submits all of the data demonstrating safety and effectiveness, we believe an application submitted pursuant to Section 505(b)(2) can rely upon findings by the FDA that the parent drug is safe and effective in that indication. As a consequence, the preclinical and clinical development programs leading to the submission of an NDA under Section 505(b)(2) may be less expensive to carry out and can be concluded in a shorter period of time than programs required for a Section 505(b)(1) application. In its review of any NDA submissions, however, the FDA has broad discretion to require an applicant to generate additional data related to safety and efficacy, and it is impossible to predict the number or nature of the studies that may be required before the FDA will grant approval.
      In the NDA submissions for our product candidates that are currently undergoing clinical trials, we intend to follow the development pathway permitted under the FFDCA that will maximize the commercial opportunities for these Transported Prodrugs. We are currently pursuing the traditional NDA route for our Transported Prodrugs under Section 505(b)(1) of the FFDCA. In the event that we decide to utilize Section 505(b)(2) of the FFDCA to pursue an approval of our Transported Prodrugs in indications for which the relevant parent drug has previously been approved, we will engage in discussions with the FDA to determine which, if any, portions of our development program can be modified.
      Before approving an NDA, the FDA will inspect the facilities at which the product is manufactured and will not approve the product unless the manufacturing facility complies with GMPs. Once the NDA submission has been accepted for filing, the FDA typically takes one year to review the application and respond to the applicant. The review process is often significantly extended by FDA requests for additional information or clarification. The FDA may delay approval of an NDA if applicable regulatory criteria are not satisfied, require additional testing or information and/or require post-marketing testing and surveillance to monitor safety or efficacy of a product. FDA approval of any NDA submitted by us will be at a time the FDA chooses. Also, if regulatory approval of a product is granted, such approval may entail limitations on the indicated uses for which such product may be marketed. Once approved, the FDA may withdraw the product approval if compliance with pre- and post-marketing regulatory standards is not maintained or if problems occur after the product reaches the marketplace. In addition, the FDA may require post-marketing studies, referred to as Phase 4 studies, to monitor the effect of approved products, and may limit further marketing of the product based on the results of these post-marketing studies.
      If we obtain regulatory approval for a product, this clearance will be limited to those diseases and conditions for which the product is effective, as demonstrated through clinical trials. Even if this regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections by the FDA. Discovery of previously unknown problems with a medicine, manufacturer or facility may result in restrictions on the marketing or manufacturing of an approved product, including costly recalls or withdrawal of the product from the market. The FDA has broad post-market regulatory and enforcement powers, including the ability to suspend or delay issuance of approvals, seize or recall products, withdraw approvals, enjoin violations and institute criminal prosecution.
      The Controlled Substances Act imposes various registration, record-keeping and reporting requirements, procurement and manufacturing quotas, labeling and packaging requirements, security controls and a restriction on prescription refills on certain pharmaceutical products. A principal factor in determining the particular requirements, if any, applicable to a product is its actual or potential abuse profile. The U.S. Drug Enforcement Agency, or DEA, regulates chemical compounds as Schedule I, II, III, IV or V substances, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. If any of our product candidates contains a scheduled substance, it would be subject to DEA regulations relating to manufacturing, storage, distribution and physician prescription procedures, and the DEA would regulate the amount of the scheduled substance that would be available for clinical trials and commercial distribution.
      We also will be subject to a variety of foreign regulations governing clinical trials and the marketing of our products. Outside the United States, our ability to market a product depends upon receiving a marketing authorization from the appropriate regulatory authorities. The requirements governing the conduct of clinical trials, marketing authorization, pricing and reimbursement vary widely from country to country. In any country, however, we will only be permitted to commercialize our products if the appropriate regulatory authority is satisfied that we have presented adequate evidence of safety, quality and efficacy. Whether or not FDA approval has been obtained, approval of a product by the comparable regulatory authorities of foreign countries must be obtained prior to the commencement of marketing of the product in those countries. The time needed to secure approval may be longer or shorter than that required for FDA approval. The regulatory approval and oversight process in other countries includes all of the risks associated with the FDA process described above.
Pharmaceutical Pricing and Reimbursement
      Political, economic and regulatory influences are subjecting the healthcare industry in the United States to fundamental change. Initiatives to reduce the federal deficit and to reform healthcare delivery are increasing cost-containment efforts. We anticipate that Congress, state legislatures and the private sector will continue to review and assess alternative benefits, controls on healthcare spending through limitations on the growth of private health insurance premiums and Medicare and Medicaid spending, the creation of large insurance purchasing groups, price controls on pharmaceuticals and other fundamental changes to the healthcare delivery system. Any proposed or actual changes could limit or eliminate our spending on development projects and affect our ultimate profitability. Legislative debate is expected to continue in the future, and market forces are expected to drive reductions of healthcare costs. The adoption of any federal or state healthcare reform measures or future private sector reforms could further limit reimbursement for medical products.
      In both domestic and foreign markets, sales of any products for which we receive regulatory approval for commercial sale will depend in part on the availability of reimbursement from third-party payors. Third-party payors include government health administrative authorities, managed care providers, private health insurers and other organizations. These third-party payors are increasingly challenging the price and examining the cost-effectiveness of medical products and services. In addition, significant uncertainty exists as to the reimbursement status of newly approved healthcare product candidates. We may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of our products. Our product candidates may not be considered cost-effective.
Facilities
      We lease approximately 103,000 square feet of office and laboratory space in one building in Santa Clara, California where we conduct our operations. The lease expires in September 2011, although we have the option to extend the lease for two additional terms of five years each. The 2005 annual rental amount payable under this lease is approximately $3.6 million, subject to periodic increases. In May 2004, we entered into a sublease for approximately 21,000 square feet of our facility for a term of two years, although the subtenant has an option to extend the sublease for an additional term of one year. We may require additional space as our business expands.
Employees
      As of March 31, 2005, we had 103 employees, 82 of whom were engaged in research and product development activities. Sixty-four employees hold post-graduate degrees, including two with medical degrees and 29 with Ph.D.s. Our employees are not represented by a collective bargaining agreement. We believe our relations with our employees are good.
Legal Proceedings
      We are not a party to any material legal proceedings at this time.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth the name, age and position of each of our current executive officers and directors as of March 31, 2005:

Name	Age	Position

Ronald W. Barrett, Ph.D.	49	Chief Executive Officer and Director
William J. Rieflin	45	President
William G. Harris	46	Senior Vice President of Finance and Chief Financial Officer
Pierre V. Trân, M.D., M.M.M.	45	Senior Vice President and Chief Medical Officer
Kenneth C. Cundy, Ph.D.	46	Senior Vice President of Preclinical Development
Mark A. Gallop, Ph.D.	43	Senior Vice President of Research
William J. Dower, Ph.D.	57	Vice President of Discovery Biology
Paul Goddard, Ph.D.	55	Chairman of our Board of Directors
John G. Freund, M.D.(1)	51	Director
Jeryl L. Hilleman(1)	47	Director
Kenneth J. Nussbacher(2)(3)	52	Director
Robert W. Overell, Ph.D.(1)	49	Director
Bryan Roberts, Ph.D.(2)(3)	38	Director
Wendell Wierenga, Ph.D.(2)	57	Director

(1)	Member of our audit committee

(2)	Member of our compensation committee

(3)	Designated member of our nominating and corporate governance committee

     Ronald W. Barrett is one of our founders and has served as our chief executive officer since September 2001. He served as our chief scientific officer from 1999 to 2001. Dr. Barrett has been a director since August 1999. From 1989 to 1999, he held various positions at Affymax Research Institute, an institute employing combinatorial chemistry and high-throughput target screening to discover drug targets, the most recent of which was senior vice president of research. Glaxo Wellcome plc, a pharmaceutical company, acquired Affymax Research Institute in 1995. Glaxo Wellcome subsequently merged with SmithKline Beecham plc, a pharmaceutical company, in 2000 to form GlaxoSmithKline plc, a pharmaceutical company. Prior to Affymax Research Institute, Dr. Barrett was a molecular pharmacologist in the Neuroscience Group at Abbott Laboratories, a healthcare company, from 1986 to 1989. Dr. Barrett received a B.S. from Bucknell University and a Ph.D. in pharmacology from Rutgers University.
      William J. Rieflin has been our president since September 2004. From 1996 to 2004, he held various positions with Tularik Inc., a biotechnology company focused on the discovery and development of product candidates based on the regulation of gene expression, the most recent of which was executive vice president, administration, chief financial officer, general counsel and secretary. Amgen Inc., a biotechnology company, acquired Tularik in 2004. Mr. Rieflin received a B.S. from Cornell University, an M.B.A. from the University of Chicago Graduate School of Business and a J.D. from Stanford Law School.
      William G. Harris has been our senior vice president of finance and chief financial officer since November 2001. From 1996 to 2001, he held several positions with Coulter Pharmaceutical, Inc., a biotechnology company engaged in the development of novel therapies for the treatment of cancer and autoimmune diseases, the most recent of which was senior vice president and chief financial officer. Corixa Corp., a developer of immunotherapeutic products, acquired Coulter Pharmaceutical in 2000. Prior to Coulter

Pharmaceutical, from 1990 to 1996, Mr. Harris held several positions at Gilead Sciences, Inc., a biopharmaceutical company, most recently director of finance. Mr. Harris received a B.A. from the University of California, San Diego and an M.B.A. from Santa Clara University, Leavey School of Business and Administration.
      Pierre V. Trân has been our senior vice president and chief medical officer since September 2004. From 2002 to July 2004, he was global medical director, Joint Antidepressant Group of Eli Lilly and Company, a pharmaceutical company. From 1992 to 2002, Dr. Trân was a physician in clinical research within the Neuroscience Group of Eli Lilly and Company. He received an M.D. from the Université de Franche-Comté (Besançon) in France and a Masters in Medical Management (M.M.M.) from Tulane University. Dr. Trân completed his residency training at Duke University and earned board certification in general adult psychiatry. Dr. Trân holds an academic appointment as Assistant Consulting Professor at the Department of Psychiatry at Duke University.
      Kenneth C. Cundy has been our senior vice president of preclinical development since January 2004. He was previously our vice president of biopharmaceutics from 2000 to 2004. From 1992 to 2000, he was senior director of biopharmaceutics at Gilead Sciences. Prior to Gilead Sciences, Dr. Cundy was principal research investigator at Sterling Drug, a pharmaceutical division of Eastman Kodak Company, an imaging and photographic equipment company, from 1988 to 1992. He received a B.S. from the University of Manchester and a Ph.D. in pharmaceutical sciences from the University of Kentucky.
      Mark A. Gallop is one of our founders and has been our senior vice president of research since January 2004. He was previously our vice president of chemistry since 1999. From 1990 to 1999, Dr. Gallop held several positions at Affymax Research Institute, the most recent of which was senior director of combinatorial chemistry. Dr. Gallop received a B.Sc. from the University of Auckland and a Ph.D. in inorganic chemistry from the University of Cambridge.
      William J. Dower is one of our founders and has been our vice president of discovery biology since 1999. From 1989 to 1999, he held various positions at Affymax Research Institute, the most recent of which was senior director of molecular biology. Prior to Affymax Research Institute, Dr. Dower held the position of senior research biochemist at Bio-Rad Laboratories, Inc., a company providing tools and services to the clinical diagnostics and life sciences research markets, from 1984 to 1989. He received a B.A. and a Ph.D. in biological sciences from the University of California, San Diego.
      Paul Goddard has served as chairman of our board of directors since 2002 and has been a member of our board of directors since 2001. Dr. Goddard also has provided us with consulting services from April 2000 until February 2005. Since February 2005, Dr. Goddard has been chairman and chief executive officer of ARYx Therapeutics, Inc., a privately held pharmaceutical company for which he has served as chairman since 2004. Since 2000, Dr. Goddard has served as chairman of the board and part-time executive of A.P. Pharma, Inc., a pharmaceutical company focused on treatments based on polymer-based drug delivery systems. From 1998 to 2000, he was president and chief executive officer of Elan Pharmaceuticals, the largest division of Elan Corporation, plc, a neuroscience-based biotechnology company. From 1991 to 1998, he was chairman of the board of directors and chief executive officer of Neurex Corporation, a biotechnology company focused on products for neurological disease and pain management. Prior to joining Neurex, he held various senior management positions at SmithKline Beecham plc, most recently senior vice president for their Far East/ Asian businesses. Dr. Goddard received his doctorate from St. Mary’s Hospital, London, in the area of etiology and pathophysiology of colon cancer. He is also a member of the boards of directors of the publicly traded companies A.P. Pharma, Onyx Pharmaceuticals, Inc., a company developing small molecule cancer treatments, Molecular Devices Corporation, a supplier of bioanalytical measurement systems, and Adolor Corporation, a biopharmaceutical company specializing in prescription pain management products.
      John G. Freund has been a member of our board of directors since 1999. He has been managing director of Skyline Ventures, an investment firm specializing in healthcare companies, since 1997. From 1995 to 1997, Dr. Freund was a managing director in the private equity group at Chancellor Capital Management, a private capital investment firm. AMVESCAP plc, an investment services company, acquired Chancellor Capital Management in 1998 and renamed the division INVESCO Private Capital. From 1988 to 1994, he held various positions at Acuson Corp., a maker of ultrasound equipment, most recently executive vice president. Siemens Corp. acquired Acuson in 2000. Prior to Acuson, Dr. Freund was a general partner of Morgan Stanley Venture Partners, a venture capital management firm, from 1987 to 1988. From 1982 to 1987, Dr. Freund was at Morgan Stanley & Co., an investment banking company, where he was a co-founder of the Healthcare Group in the Corporate Finance Department. He received a B.A. from Harvard College, an M.D. from Harvard Medical School and an M.B.A. from Harvard Business School.
      Jeryl L. Hilleman has been a member of our board of directors since January 2005. She is executive vice president and chief financial officer of Symyx Technologies, Inc., a company specializing in high-throughput experimentation for the discovery of materials. Prior to joining Symyx in 1997, Ms. Hilleman served as vice president finance and chief financial officer of two public biotechnology companies, Geron Corporation and Cytel Corporation, which merged with Epimmune Inc. in 1999. Ms. Hilleman received an A.B. degree from Brown University and an M.B.A. from the Wharton Graduate School of Business.
      Kenneth J. Nussbacher has been a member of our board of directors since 2000. He has been an Affymetrix fellow since 2000. From 1995 to 2000, Mr. Nussbacher was executive vice president of Affymetrix, Inc., a genetic information company, and, from 1995 to 1997, he was also chief financial officer of Affymetrix. Prior to joining Affymetrix, Mr. Nussbacher was executive vice president for business and legal affairs of Affymax Research Institute. He received a B.S. from Cooper Union and a J.D. from Duke University. Mr. Nussbacher is also a member of the board of directors of the publicly traded company Symyx Technologies, Inc.
      Robert W. Overell has been a member of our board of directors since 1999. Dr. Overell has been a general partner with Frazier Healthcare Ventures, a venture capital firm focused on healthcare investing, since 1999, and was a partner with Frazier Healthcare Ventures from 1997 to 1999. He has participated in the founding and/or growth of several early stage biotechnology companies, including us and Array BioPharma, Inc., a pharmaceutical drug development company. Prior to joining Frazier Healthcare Ventures, he was a co-founder of Targeted Genetics Corp., a molecular medicine spinout company from Immunex Corp., a biopharmaceutical company focused on immune system science. Dr. Overell was at Immunex from 1984 to 1992, where he led research, development and clinical programs in cell and molecular biology. Amgen acquired Immunex in 2002. Dr. Overell received a B.S. in biological sciences from the University of Newcastle-upon-Tyne and a Ph.D. in biochemistry from the Institute of Cancer Research, University of London.
      Bryan Roberts has been a member of our board of directors since 2000. He joined Venrock Associates, a venture capital investment firm, in 1997 and has been a general partner there since 2001. From 1989 to 1992, Dr. Roberts worked in the Corporate Finance Department of Kidder, Peabody & Co., a brokerage company. He received a B.A. from Dartmouth University and a Ph.D. in chemistry and chemical biology from Harvard University. Dr. Roberts is also a member of the board of directors of the publicly traded company Sirna Therapeutics, Inc., a company that develops therapeutics based on RNA interference technology.
      Wendell Wierenga has been a member of our board of directors since 2001. He has been executive vice president of research and development at Neurocrine Biosciences, Inc., a biopharmaceutical company developing therapeutics for neuropsychiatric, neuroinflammatory and neurodegenerative diseases, since September 2003. From 2000 to 2003, Dr. Wierenga was chief executive officer of Syrrx, Inc., a company focused on small-molecule drug compounds. Prior to joining Syrrx, from 1990 to 2000, he was senior vice president of worldwide pharmaceutical sciences, technologies and development at Parke-Davis, a division of Warner Lambert Co., a pharmaceutical company. Pfizer Inc, a research-based pharmaceutical company, acquired Warner Lambert in 2000. Prior to Parke-Davis, Dr. Wierenga worked at Upjohn Co., later Pharmacia & Upjohn, Inc., a pharmaceutical and biotechnology company, for 16 years in various positions, most recently as executive director of discovery research. Pfizer acquired Pharmacia & Upjohn, then named Pharmacia Corp., in 2002. Dr. Wierenga received a B.S. from Hope College and a Ph.D. in chemistry from Stanford University. Dr. Wierenga is a member of the boards of directors of the publicly traded companies Ciphergen Biosystems, Inc., a protein technology products and services company, and Onyx Pharmaceuticals.

Election of Officers
      Our officers are elected by our board of directors and serve until their successors are duly elected and qualified. There are no family relationships among any of our officers or directors.
Board of Directors
      Our board of directors consists of eight members. Drs. Goddard, Overell, Roberts, Freund, Barrett and Wierenga and Mr. Nussbacher were elected in accordance with the terms of a voting agreement that will terminate upon the closing of this offering. Ms. Hilleman was elected by our board of directors to fill a vacancy in accordance with our bylaws and certificate of incorporation. Following the closing of this offering, our board of directors will be divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. The members of the classes will be divided as follows:

•	the Class I directors will be Drs. Goddard, Overell and Roberts, and their terms will expire at the annual meeting of stockholders to be held in 2006;

•	the Class II directors will be Dr. Freund and Mr. Nussbacher, and their terms will expire at the annual meeting of stockholders to be held in 2007; and

•	the Class III directors will be Drs. Barrett and Wierenga and Ms. Hilleman, and their terms will expire at the annual meeting of stockholders to be held in 2008.
      Our certificate of incorporation that will become effective upon the closing of this offering will provide that the authorized number of directors may be changed only by resolution of our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed between the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of our board of directors, together with other provisions in our certificate of incorporation, including provisions that allow our board of directors to fill vacancies on, or increase the size of, our board of directors, may delay or prevent changes in the control of our board of directors or our management.
Committees of Our Board of Directors
      Our board of directors currently has two committees: the audit committee and the compensation committee. As of the date of this prospectus, our board of directors will also have a nominating and corporate governance committee. The composition and primary responsibilities of each committee are described below.

Audit Committee
      The members of our audit committee are Drs. Freund and Overell and Ms. Hilleman. Ms. Hilleman chairs the audit committee. Our board of directors has determined that all members of our audit committee satisfy the independence and financial literacy requirements of the Nasdaq Stock Market. Our board of directors has also determined that Ms. Hilleman is an audit committee “financial expert” as defined under the SEC rules and satisfies the financial sophistication requirements of the Nasdaq Stock Market. Our board of directors will approve an audit committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market effective upon or before the closing of this offering.
      The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our accounting, financial and other reporting and internal control practices and to oversee our independent auditors. Specific responsibilities of our audit committee will include:

•	appointing and retaining a registered public accounting firm to serve as independent auditors to audit our financial statements, overseeing the independent auditors’ work and determining the independent auditors’ compensation;

•	approving in advance all audit services and non-audit services, other than de minimis non-audit services, to be provided to us by our independent auditors;

•	reviewing and discussing with management and our independent auditors the results of the annual audit and the independent auditors’ review of our quarterly financial statements;

•	conferring with management and our independent auditors about the scope, adequacy and effectiveness of our internal accounting controls;

•	reviewing and discussing with management and our independent auditors significant issues regarding accounting principles and policies and any material disagreements regarding financial reporting and accounting practices and policies; and

•	handling complaints regarding accounting, internal accounting controls or auditing matters.

Compensation Committee
      The members of our compensation committee are Mr. Nussbacher and Drs. Roberts and Wierenga. Dr. Roberts chairs the compensation committee. Each member of the compensation committee meets the independence requirements of the Nasdaq Stock Market applicable to compensation committee members and is a “non-employee director” as defined in the Securities and Exchange Act of 1934, as amended, or the Exchange Act. The purpose of our compensation committee is to discharge the responsibilities of our board of directors to oversee our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers. Our board of directors will approve a compensation committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market effective upon or before the closing of this offering. Specific responsibilities of our compensation committee will include:

•	reviewing and approving our overall compensation strategies and policies;

•	recommending to the full board of directors the compensation and terms of employment of our chief executive officer and determining the compensation and terms of employment of our other executive officers; and

•	administering our equity incentive plans and employee stock purchase plan.

Nominating and Corporate Governance Committee
      The members of our nominating and corporate governance committee will be Mr. Nussbacher and Dr. Roberts. Mr. Nussbacher will chair the nominating and corporate governance committee. Both members of the nominating and corporate governance committee meet the independence requirements of the Nasdaq Stock Market applicable to nominating committee members. Our board of directors will approve a nominating and corporate governance committee charter that meets the applicable standards of the SEC and the Nasdaq Stock Market effective upon or before the closing of this offering. The responsibilities of our nominating and corporate governance committee will include:

•	identifying and recommending candidates to our board of directors and committees of our board of directors;

•	assessing the performance of our board of directors and its committees and of individual directors;

•	recommending director compensation;

•	reviewing and assessing our corporate governance principles; and

•	overseeing our legal, regulatory and ethical compliance programs, other than handling complaints related to accounting and financial matters, which are delegated to the audit committee.
Director Compensation
      In February 2005, our board of directors adopted a compensation program for outside directors. This program will be effective immediately upon the signing of the underwriting agreement for this offering.

Pursuant to this program, each member of our board of directors who is not our employee will receive the following cash compensation for board services, as applicable:

•	$15,000 per year for service as a board member;

•	$10,000 per year for service as chairman of the board, $5,000 per year for service as chairman of the audit committee, $2,500 per year for service as chairman of the compensation committee and $2,500 per year for service as chairman of the nominating and corporate governance committee; and

•	$2,000 for each board meeting attended in person ($1,000 for meetings attended by video or telephone conference), $1,000 for each audit committee meeting attended in person (or by video or telephone conference), $500 for each compensation committee meeting attended in person (or by video or telephone conference) and $500 for each nominating and corporate governance committee meeting attended in person (or by video or telephone conference).
      Members of our board of directors who are not our employees will receive non-statutory stock options under our 2005 Non-Employee Directors’ Stock Option Plan, which will become effective on or before the closing of this offering. Each non-employee director joining our board of directors after the closing of this offering will automatically be granted a nonstatutory stock option to purchase 25,000 shares of common stock with an exercise price equal to the then fair market value of a share of our common stock. This stock option will vest in a series of four successive equal annual installments on the first through fourth anniversaries of the non-employee director’s date of election or appointment to our board of directors. On the date of each annual meeting of our stockholders beginning in 2006, each non-employee director will also automatically be granted a nonstatutory stock option to purchase 10,000 shares of our common stock on such date with an exercise price equal to the then fair market value of a share of our common stock, vesting in a series of 12 successive equal installments measured from the date of grant. All stock options granted under our 2005 Non-Employee Directors’ Stock Option Plan will have a term of ten years.
      All members of our board of directors are also eligible to receive equity incentives under our 2005 Equity Incentive Plan.
Compensation Committee Interlocks and Insider Participation
      The current members of our compensation committee of our board of directors are Mr. Nussbacher and Drs. Roberts and Wierenga. The members of our compensation committee in 2004 were Mr. Nussbacher and Dr. Roberts. No interlocking relationships exist between our board of directors or compensation committee and the board of directors or compensation committee of any other company, nor has any interlocking relationship existed in the past.

Executive Compensation
      The following table sets forth the compensation earned by, or awarded or paid to, the individual who served as our chief executive officer and the four other highest paid executive officers whose salary and bonus exceeded $100,000 for services rendered in all capacities to us during the fiscal years ended December 31, 2004, 2003 and 2002. We refer to these officers in this prospectus as our “named executive officers.” No other executive officers that would have otherwise been includable in the following table on the basis of salary and bonus earned for the year ended December 31, 2004 have been excluded by reason of their termination of employment or change in executive status during that year.
Summary Compensation Table

				Long-Term
				Compensation
				Awards

	Annual Compensation			Securities
				Underlying	All Other
Name and Principal Positions	Year	Salary	Bonus	Options	Compensation(1)

Ronald W. Barrett, Ph.D.	2004	$273,418	$54,000	66,666	$270
Chief Executive Officer	2003	266,407	—	66,665	270
	2002	246,271	13,325	66,666	281
William G. Harris	2004	241,771	35,250	16,666	270
Senior Vice President of Finance and	2003	231,348	—	25,000	270
Chief Financial Officer	2002	221,559	—	—	180
Mark A. Gallop, Ph.D.	2004	211,824	32,500	45,832	180
Senior Vice President of Research	2003	197,509	—	30,832	180
	2002	187,211	25,496	16,666	180
Kenneth C. Cundy, Ph.D.	2004	210,443	28,875	37,499	270
Senior Vice President of	2003	189,531	—	34,166	180
Preclinical Development	2002	182,966	—	25,000	180
William J. Dower, Ph.D.	2004	189,013	28,125	12,500	774
Vice President of Discovery Biology	2003	183,996	—	23,333	774
	2002	176,605	—	12,500	774

(1)	Consists of life insurance premiums.
Stock Options
      The following table sets forth information regarding grants of stock options to purchase shares of our common stock to the named executive officers during fiscal year 2004. No stock appreciation rights have been granted to these individuals.
      The shares subject to each option listed in the table vest monthly over four years from the date of grant. These options may vest on an accelerated basis as described below under “Severance and Change of Control Arrangements.”
      In addition to the options listed in the table, we granted options to purchase the following number of shares to the named executive officers on January 4, 2005: Dr. Barrett: 66,666, Mr. Harris: 16,666, Dr. Gallop: 25,000, Dr. Cundy: 29,166 and Dr. Dower: 12,500. Each of these options has an exercise price of $6.00 per share and vests monthly 20% in each of the first three years from the date of grant and 40% in the fourth year from the date of grant. These options may vest on an accelerated basis as described below under “Severance and Change of Control Arrangements.”

					Potential Realizable
	Individual Grants				Value at Assumed
					Annual Rates of
	Number of	Percent of			Stock Price
	Securities	Total Options			Appreciation for
	Underlying	Granted to			Option Term(3)
	Options	Employees in	Exercise	Expiration
Name	Granted	Fiscal Year(1)	Price(2)	Date	5%	10%

Ronald W. Barrett	66,666	11.0%	$2.70	3/31/2014	$ $
William G. Harris	16,666	2.75	2.70	3/31/2014
Mark A. Gallop	45,832	7.56	2.70	3/31/2014
Kenneth C. Cundy	37,499	6.19	2.70	3/31/2014
William J. Dower	12,500	2.06	2.70	3/31/2014

(1)	The figures representing percentages of total options granted to employees in the last fiscal year are based on a total of 605,974 shares underlying options granted to our employees during fiscal year 2004.

(2)	The exercise price of each option granted was equal to the fair market value of our common stock as valued by our board of directors on the date of grant. The exercise price may be paid in cash, in shares of our common stock valued at fair market value on the exercise date or through a cashless exercise procedure involving a same-day sale of the purchased shares.
(3)	The amounts shown in the table above as potential realizable value represent hypothetical gains that could be achieved for the respective options if exercised at the end of the option term. These amounts represent assumed rates of appreciation in the value of our common stock from the fair market value on the date of grant. The 5% and 10% assumed rates of appreciation are suggested by the rules of the SEC and do not represent our estimate or projection of the future common stock price. Actual gains, if any, on stock option exercises depend on the future performance of our common stock and the date on which options are exercised. Potential realizable values in the table above are calculated by:

•	multiplying the number of shares of our common stock subject to the option by the assumed initial public offering price of $ per share;

•	assuming that the aggregate stock value derived from that calculation compounds at the annual 5% or 10% rates shown in the table for the balance of the term of the option; and

•	subtracting from that result the total option exercise price.
Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values
      The following table shows, for each named executive officer, the number of shares acquired and the value realized upon exercise of stock options during fiscal year 2004 and the exercisable and unexercisable options held at December 31, 2004. The “Value Realized” and the “Value of Unexercised In-the-Money Options at Fiscal Year-End” shown in the table represent an amount equal to the difference between an assumed initial public offering price of $           per share and the option exercise price, multiplied by, in the case of “Value Realized,” the number of shares acquired on exercise and, in the case of “Value of Unexercised In-the-Money Options at Fiscal Year-End,” the number of unexercised in-the-money options. These calculations do not take into account the effect of any taxes that may be applicable to the option exercises.
      In addition to the number of shares set forth in the table below, on January 3, 2005, Dr. Barrett exercised options to purchase an aggregate of 116,666 shares of common stock, for “Value Realized” equal to $                    .

						Value of Unexercised
	Shares			Number of Unexercised		In-the-Money Options at
	Acquired			Options at Fiscal Year-End		Fiscal Year-End(2)
	on	Value
Name	Exercise	Realized		Exercisable	Unexercisable(1)	Exercisable		Unexercisable(1)

Ronald W. Barrett	—		—	84,671	165,326	$		$
William G. Harris	—		—	4,833	36,833
Mark A. Gallop	76,664	$		—	—		—		—
Kenneth C. Cundy	17,129	$		38,998	57,204
William J. Dower	—		—	5,375	30,458

(1)	All of these stock options may be exercised prior to their vesting. Upon the exercise of an option prior to vesting, the optionee is required to enter into a restricted stock purchase agreement with us that provides that we have a right to repurchase the shares purchased upon exercise of the option at the original exercise price; provided, however, that our right to repurchase these shares will lapse in accordance with the original vesting schedule included in the optionee’s option agreement. Those options listed as “Unexercisable” are exercisable under these early exercise provisions; however, upon exercise they are still subject to repurchase.
(2)	Amounts presented under the caption “Value of Unexercised in-the-Money Options at Fiscal Year-End” are based on the assumed initial public offering price of $ per share minus the exercise price, multiplied by the number of shares subject to the stock option, without taking into account any taxes that might be payable in connection with the transaction.
Employment Agreements
      In July 2004, we entered into an employment agreement with Pierre V. Trân, our senior vice president and chief medical officer. Dr. Trân’s employment is at-will, and either we or Dr. Trân may terminate his employment at any time for any reason. Pursuant to the agreement, Dr. Trân is entitled to receive an annual base salary of $250,000, and he may earn an annual performance bonus. Under the agreement, Dr. Trân received a cash payment of $75,000 to cover relocation and moving expenses. In addition, Dr. Trân shall receive $30,000 during his first year of employment, $27,000 during his second year of employment and $24,000 during his third year of employment as housing expense supplements. Following his third year of employment, if Dr. Trân’s annual salary is less than $280,000, he shall be entitled to receive a housing expense supplement equal to $280,000 minus his then-current annual salary. Pursuant to the agreement, Dr. Trân was granted an option to purchase 83,332 shares of our common stock at an exercise price of $2.70 per share. The option vests 25% on the one-year anniversary of Dr. Trân’s employment with us, and then it shall vest monthly over the ensuing three-year period.
      Pursuant to the agreement, if Dr. Trân’s employment is terminated without cause or he terminates his employment with good reason during the first three years of employment, then Dr. Trân will be entitled to receive continued payment of his base salary and healthcare benefits for 12 months as severance. The agreement provides that any such severance payments shall be reduced by amounts earned by Dr. Trân from other employment or consulting services performed during the 12-month severance period, and that the severance payments will terminate early upon Dr. Trân’s subsequent employment at a salary equal to at least 80% of his applicable severance payments. Dr. Trân agreed not to solicit, attempt to hire or hire away any of our employees for one year following the termination of his employment.
      In connection with his employment, we provided Dr. Trân with a loan in the amount of $150,000 that is secured by a deed of trust on Dr. Trân’s primary residence to assist Dr. Trân in the purchase of a home. The loan, including accrued interest thereon, was forgiven in full on January 19, 2005. Dr. Trân is entitled to receive from us a tax gross-up cash payment, which shall not exceed $115,000, to pay federal and state income tax liabilities with respect to the forgiveness of the loan. This arrangement is further described in “Certain Relationships and Related Transactions— Indebtedness of Management.”
      In June 2004, we entered into an employment agreement with William J. Rieflin, our president. Mr. Rieflin’s employment is at-will, and either we or Mr. Rieflin may terminate his employment at any time for any reason. Pursuant to the agreement, Mr. Rieflin is entitled to receive an annual base salary of $275,000, and he may earn an annual performance bonus. Mr. Rieflin was granted an option to purchase 49,999 shares of our common stock at an exercise price of $2.70 per share. The option vests monthly over a four-year period. In addition, Mr. Rieflin was granted an option to purchase 66,666 shares of our common stock at an exercise price of $2.70 per share. Fifty percent of the shares underlying the option vested upon the initial filing of the Form S-1 registration statement of which this prospectus forms a part. The remaining 50% of the shares underlying the option shall vest in full on the fourth anniversary of the option grant date, subject to accelerated vesting at the time that we first achieve a market capitalization of $500 million.
      Pursuant to the terms of the employment agreement, on September 20, 2004, Mr. Rieflin purchased 33,333 shares of our common stock at a purchase price of $.006 per share pursuant to a restricted stock purchase agreement. Pursuant to the employment agreement: (1) if Mr. Rieflin ceases to be our employee or consultant after March 20, 2005 but prior to September 20, 2005, then we shall have the right to repurchase 16,666 shares of the restricted stock; (2) if at any time Mr. Rieflin’s employment is terminated without cause or he terminates his employment with good reason, then all of our rights of repurchase with respect to the restricted stock shall immediately lapse; and (3) Mr. Rieflin is entitled to receive a tax gross-up cash payment, which shall not exceed $68,000, to pay federal and state income tax liabilities with respect to his restricted stock purchase. Pursuant to the terms of the employment agreement, on September 20, 2004, Mr. Rieflin also purchased 116,666 shares of our common stock at a purchase price of $.006 per share pursuant to a second restricted stock purchase agreement. Such shares are subject to monthly vesting over a four-year period from the date of purchase. Pursuant to the terms of the employment agreement: (1) if Mr. Rieflin ceases to be our employee or consultant prior to September 20, 2008, then we shall have the right to repurchase any shares that remain unvested at the time of termination; and (2) if Mr. Rieflin’s employment is terminated without cause or he terminates his employment with good reason prior to September 20, 2008, and the 116,666 restricted shares have not fully vested, then Mr. Rieflin will receive a severance payment equal to approximately $3,000 multiplied by the number of months between such termination event and September 20, 2008, less any credits or other reimbursements that he is entitled to receive from the Internal Revenue Service with respect to taxes paid on the restricted stock purchase. Mr. Rieflin agreed not to solicit, attempt to hire or hire away any of our employees for one year following the termination of his employment.
      Pursuant to the terms of the employment agreement, in September 2004, we entered into a promissory note and pledge agreement with Mr. Rieflin in the amount of $315,000 in connection with Mr. Rieflin’s election to early exercise the stock options that were granted to him under his employment agreement. On January 18, 2005, Mr. Rieflin repaid the note in its entirety, and the stock previously pledged as collateral was released from the pledge agreement. This arrangement is further described in “Certain Relationships and Related Transactions— Indebtedness of Management.”
Severance and Change of Control Arrangements
      We have entered into change of control agreements with the following executive officers: Drs. Barrett, Trân, Cundy, Gallop and Dower and Mr. Rieflin. Pursuant to the terms of the agreements, if the executive officer’s employment is terminated without cause or terminated by the executive officer for good reason within the 12 months following a change of control of us, then the executive officer shall be entitled to the following benefits:

•	acceleration of vesting of all of the executive officer’s outstanding unvested options to purchase common stock and shares of restricted stock subject to a right to repurchase by us;

•	continued payment of the executive officer’s base salary for six months for Drs. Cundy, Gallop and Dower and for 12 months for Drs. Barrett and Trân and Mr. Rieflin; and

•	reimbursement for six months of continued healthcare coverage for Drs. Cundy, Gallop and Dower and for 12 months for Drs. Barrett and Trân and Mr. Rieflin.
      In addition, if the executive officer’s employment is constructively terminated within 12 months following a change of control of us and the executive officer does not resign his employment for at least six months following the change of control event, then the executive officer shall be entitled to receive the same severance benefits described above. Mr. Rieflin’s change of control agreement also provides for additional tax gross-up cash payments, which shall not exceed $1.5 million, with respect to federal and state excise tax obligations. For purposes of the change of control agreements, a change of control includes our merger, consolidation or reorganization after which our stockholders own 50% or less of the surviving corporation, our liquidation or a sale of all or substantially all of our assets.
      In May 2001, we extended an offer to William G. Harris to become our senior vice president of finance and chief financial officer. The offer letter provides that if Mr. Harris’ employment is terminated without cause or constructively terminated within the 12 months following a change of control of us, then Mr. Harris’ outstanding unvested options to purchase common stock and shares of restricted stock shall immediately vest in full and Mr. Harris shall be entitled to receive continued payment of his base salary and healthcare benefits until the earlier of 12 months from the date of termination or the date on which he accepts subsequent employment. For purposes of the offer letter, a change of control includes our merger or reorganization after which our stockholders own 50% or less of the surviving corporation or a sale of all or substantially all of our assets.
      See “Management— Employment Agreements” above for a description of additional severance arrangements for Mr. Rieflin and Dr. Trân.
      Our 1999 Stock Plan provides that in the event of specified change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, all outstanding options under the plan may be either assumed or substituted for by any surviving entity. If the surviving or acquiring entity elects not to assume or substitute for such options, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of such change of control transaction.
Consulting Agreement with Director
      See “Certain Related Transactions—Consulting Agreement with Director” for a description of our consulting agreement with Dr. Goddard.
Employee Benefit Plans

1999 Stock Plan
      Our board of directors adopted the 1999 Stock Plan, or 1999 plan, and our stockholders approved the 1999 plan in December 1999. An aggregate of 2,620,113 shares of our common stock have been reserved for issuance under the 1999 plan. The 1999 plan provides for the grant of incentive stock options, nonstatutory stock options and stock purchase rights. As of March 31, 2005, options to purchase 980,510 shares of our common stock at a weighted average exercise price of $3.69 per share remained outstanding under the 1999 plan. No stock purchase rights have been granted under the 1999 plan. As of March 31, 2005, 148,177 shares of our common stock remained available for future issuance.
      Our board of directors has the authority to construe and interpret the terms of the 1999 plan and the awards granted under it. Our board of directors may reduce the exercise price of any option to the then current fair market value of our common stock, if the value of our common stock has declined since the date the option was granted. Upon the signing of the underwriting agreement for this offering, the 1999 plan will terminate so that no further awards may be granted under the 1999 plan. Although the 1999 plan will terminate, all outstanding options will continue to be governed by their existing terms.
      Stock Options. The 1999 plan provides for the grant of incentive stock options or nonstatutory stock options. Such options may be granted to employees, including officers, non-employee directors and consultants. The exercise price of incentive stock options may not be less than 100% of the fair market value of our common stock on the date of grant. The exercise price of nonstatutory stock options may not be less than 85% of the fair market value of our common stock on the date of grant. Shares subject to options under the 1999 plan generally vest in a series of installments over an optionee’s period of service.
      In general, the term of options granted under the 1999 plan may not exceed ten years. Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s service relationship with us, or any of our affiliates, ceases for any reason other than disability or death, the optionee may exercise the vested portion of any options for three months after the date of such termination. If an optionee’s service relationship with us, or any of our affiliates, terminates by reason of death or disability, the optionee or a personal representative may exercise the vested portion of any options for 12 months after the date of such termination.
      Change of Control Transactions. In the event of specified change of control transactions, including our merger with or into another corporation or the sale of substantially all of our assets, the surviving entity may assume or substitute substantially equivalent options for the outstanding options granted under the 1999 plan. If the surviving entity elects not to assume or substitute for outstanding options granted under the 1999 plan, such options will become fully vested and exercisable and any repurchase rights with respect any unvested shares will lapse. Upon consummation of a merger or asset sale, all outstanding options will terminate to the extent not exercised or assumed by the acquiring or successor corporation.

2005 Equity Incentive Plan
      Our board of directors adopted the 2005 Equity Incentive Plan, or 2005 incentive plan, and our stockholders approved the 2005 incentive plan in January 2005. The 2005 incentive plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2005 incentive plan will terminate on January 3, 2015, unless sooner terminated by our board of directors.
      Stock Awards. The 2005 incentive plan provides for the grant of incentive stock options, nonstatutory stock options, stock purchase awards, stock bonus awards, stock appreciation rights, stock unit awards and other forms of equity compensation (collectively, “stock awards”), which may be granted to employees, including officers, non-employee directors and consultants.
      No person may be granted awards covering more than 1,000,000 shares of our common stock under the 2005 incentive plan during any calendar year pursuant to an appreciation-only stock award. An appreciation-only stock award is a stock award whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the fair market value of our common stock on the date of grant. A stock option with an exercise price equal to the fair market value of the stock on the date of grant is an example of an appreciation-only award.
      Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to stock awards under the 2005 incentive plan is 2,000,000 shares. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the lesser of (1) 2.5% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (2) 2,000,000 shares. The maximum number of shares that may be issued pursuant to the exercise of incentive stock options under the 2005 incentive plan is equal to the total share reserve, as increased from time to time pursuant to annual increases, and shares subject to options granted pursuant to the 1999 plan that expire without being exercised in full.
      The following types of shares issued under the 2005 incentive plan may again become available for the grant of new awards under the 2005 incentive plan: (1) stock that is forfeited to or repurchased by us prior to becoming fully vested; (2) shares withheld to satisfy income and employment withholding taxes; (3) shares used to pay the exercise price of an option in a net exercise arrangement; (4) shares tendered to us to pay the exercise price of an option; and (5) shares that are cancelled pursuant to an exchange or repricing program. In addition, if a stock award granted under the 2005 incentive plan expires or otherwise terminates without being exercised in full, the shares of common stock not acquired pursuant to the award again become available for subsequent issuance under the 2005 incentive plan. Shares issued under the 2005 incentive plan may be previously unissued shares or reacquired shares bought on the market or otherwise. As of the date hereof, no shares of our common stock have been issued under the 2005 incentive plan.
      Administration. Our board of directors has delegated its authority to administer the 2005 incentive plan to our compensation committee. Subject to the terms of the 2005 incentive plan, our board of directors or an authorized committee, referred to as the plan administrator, determines recipients, dates of grant, the numbers and types of equity awards to be granted and the terms and conditions of the equity awards, including the period of their exercisability and vesting. Subject to the limitations set forth below, the plan administrator will also determine the exercise price of options granted, the purchase price of stock purchase awards and the strike price of stock appreciation rights.

      The plan administrator has the authority to:

•	reduce the exercise price of any outstanding option;

•	cancel any outstanding option and to grant in exchange one or more of the following:

•	new options covering the same or a different number of shares of common stock,

•	new stock awards,

•	cash and/or

•	other valuable consideration; or

•	engage in any action that is treated as a repricing under generally accepted accounting principles.
      Stock Options. Incentive and nonstatutory stock options are granted pursuant to incentive and nonstatutory stock option agreements. The plan administrator determines the exercise price for a stock option, within the terms and conditions of the 2005 incentive plan and applicable law, provided that the exercise price of an incentive stock option cannot be less than 100% of the fair market value of our common stock on the date of grant and the exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of our common stock on the date of grant. Options granted under the 2005 incentive plan vest at the rate specified by the plan administrator.
      Generally, the plan administrator determines the term of stock options granted under the 2005 incentive plan, up to a maximum of ten years (except in the case of certain incentive stock options, as described below). Unless the terms of an optionee’s stock option agreement provide otherwise, if an optionee’s relationship with us, or any of our affiliates, ceases for any reason other than disability, death or following a change in control, the optionee may exercise any vested options for a period of three months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionee’s relationship with us, or any of our affiliates, ceases within 12 months following a specified change in control transaction, the optionee may exercise any vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.
      Acceptable consideration for the purchase of common stock issued upon the exercise of a stock option will be determined by the plan administrator and may include: (1) cash or check; (2) a broker-assisted cashless exercise; (3) the tender of common stock previously owned by the optionee; (4) a net exercise of the option; (5) a deferred payment arrangement; and (6) other legal consideration approved by the plan administrator.
      Unless the plan administrator provides otherwise, options generally are not transferable except by will, the laws of descent and distribution, or pursuant to a domestic relations order. An optionee may designate a beneficiary, however, who may exercise the option following the optionee’s death.
      Tax Limitations on Incentive Stock Option Grants. Incentive stock options may be granted only to our employees. The aggregate fair market value, determined at the time of grant, of shares of our common stock with respect to incentive stock options that are exercisable for the first time by an optionee during any calendar year under all of our stock plans may not exceed $100,000. No incentive stock option may be granted to any person who, at the time of the grant, owns or is deemed to own stock possessing more than 10% of our total combined voting power or that of any of our affiliates unless (1) the option exercise price is at least 110% of the fair market value of the stock subject to the option on the date of grant and (2) the term of the incentive stock option does not exceed five years from the date of grant.
      Stock Purchase Awards. Stock purchase awards are granted pursuant to stock purchase award agreements. The purchase price for stock purchase awards will not be less than the par value of our common stock. The purchase price for a stock purchase award will be determined by the plan administrator and may include: (1) cash or check; (2) a deferred payment arrangement; (3) past or future services performed for us by the recipient; or (4) any other form of legal consideration. Shares of common stock acquired under a stock purchase award may, but need not, be subject to a share repurchase option in our favor in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock purchase award may be transferred only upon such terms and conditions as set by the plan administrator.
      Stock Bonus Awards. Stock bonus awards are granted pursuant to stock bonus award agreements. A stock bonus award may be granted in consideration for the recipient’s past or future services performed for us or our affiliates or any other form of legal consideration as determined by the plan administrator. Shares of common stock acquired under a stock bonus award may, but need not, be subject to forfeiture to us in accordance with a vesting schedule to be determined by the plan administrator. Rights to acquire shares under a stock bonus award may be transferred only upon such terms and conditions as set by the plan administrator.
      Stock Unit Awards. Stock unit awards are granted pursuant to stock unit award agreements. Payment of any purchase price may be made in any form permitted under applicable law; however, we will settle a payment due to a recipient of a stock unit award by cash, delivery of stock, a combination of cash and stock as deemed appropriate by the plan administrator or in any other form of consideration set forth in the stock unit award agreement. Additionally, dividend equivalents may be credited in respect to shares covered by a stock unit award. Except as otherwise provided in the applicable award agreement, stock units that have not vested will be forfeited upon the recipient’s cessation of continuous service for any reason.
      Stock Appreciation Rights. Stock appreciation rights are granted pursuant to stock appreciation right agreements. The plan administrator determines the strike price for a stock appreciation right. Upon the exercise of a stock appreciation right, we will pay the recipient an amount equal to the product of (1) the excess of the per share fair market value of our common stock on the date of exercise over the strike price, multiplied by (2) the number of shares of common stock with respect to which the stock appreciation right is exercised. A stock appreciation right granted under the 2005 incentive plan vests at the rate specified in the stock appreciation right agreement as determined by the plan administrator.
      The plan administrator determines the term of stock appreciation rights granted under the 2005 incentive plan. If a recipient’s service relationship with us, or any of our affiliates, ceases, then the recipient, or the recipient’s beneficiary, may exercise any vested stock appreciation right for three months (or such longer or shorter period specified in the stock appreciation right agreement) after the date such service relationship ends. In no event, however, may any stock appreciation right be exercised beyond the expiration of its term.
      Other Equity Awards. The plan administrator may grant other awards valued in whole or in part by reference to, or otherwise based on, our common stock. The plan administrator will set the number of shares under the award, the purchase price, if any, the timing of exercise and vesting and any repurchase rights associated with such awards.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to: (1) the number of shares reserved under the 2005 incentive plan; (2) the maximum number of shares by which the share reserve may be increased each year; (3) the maximum number of appreciation-only stock awards that can be granted in a calendar year; and (4) the number of shares and exercise price or strike price, if applicable, of all outstanding stock awards.
      Corporate Transactions. In the event of certain significant corporate transactions, all outstanding stock awards under the 2005 incentive plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such stock awards, then (1) with respect to any such stock awards that are held by individuals whose service with us or our affiliates has not terminated more than three months prior to the effective date of the corporate transaction, the vesting and exercisability provisions of such stock awards will be accelerated in full and such awards will be terminated if not exercised prior to the effective date of the corporate transaction and any reacquisition or repurchase rights with respect to such stock awards will lapse and (2) all other outstanding stock awards will terminate if not exercised (if applicable) prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding stock award not assumed in the corporate transaction will surrender such stock award in exchange for a payment equal to the excess of (1) the value of the property that the optionee would have received upon exercise of the stock award over (2) the exercise price otherwise payable in connection with the stock award.
      Changes in Control. Our board of directors has the discretion to provide that a stock award under the 2005 incentive plan will be subject to additional acceleration of vesting and exercisability upon or after the occurrence of certain specified change in control transactions in the stock option agreement or any other agreement between us and the holder of the stock award. In the absence of such a provision, no acceleration will occur.
      Our board of directors has adopted and approved a form stock option agreement under the 2005 incentive plan that provides that all shares subject to each stock option will immediately vest in the event that a recipient’s service with us or a successor entity is actually or constructively terminated without cause within 12 months following the occurrence of a change in control transaction.
      A change in control will be deemed to occur upon: (1) the successful completion of a tender or exchange offer for securities representing more than 50% of our total combined voting power; (2) an acquisition of us by merger or consolidation pursuant to which our stockholders no longer own more than 50% of the total combined voting power of the surviving entity; (3) our complete dissolution or liquidation; (4) the disposition of substantially all of our assets to an entity for which our stockholders do not own more than 50% of the total combined voting power; or (5) a majority of our board of directors after this offering becomes comprised of individuals whose nomination, appointment or election was not approved by a majority of our current board of directors or their approved successors.
      The acceleration of vesting in the event that a recipient’s service is terminated following a change in the ownership or control of us may be seen as an anti-takeover provision and may have the effect of discouraging a merger proposal, a takeover attempt or other efforts to gain control of us.

2005 Non-Employee Directors’ Stock Option Plan
      Our board of directors adopted our 2005 Non-Employee Directors’ Stock Option Plan, or 2005 directors’ plan, and our stockholders approved the 2005 directors’ plan in January 2005. The 2005 directors’ plan will become effective immediately upon the signing of the underwriting agreement for this offering. The 2005 directors’ plan provides for the automatic grant of nonstatutory stock options to purchase shares of our common stock to our non-employee directors.
      Share Reserve. Following this offering, the aggregate number of shares of our common stock that may be issued initially pursuant to options granted under the 2005 directors’ plan is 150,000 shares. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the excess of (1) the number of shares of our common stock subject to options granted during the preceding calendar year over (2) the number of shares added back to the share reserve during the preceding calendar year.
      If any option expires or terminates for any reason, in whole or in part, without having been exercised in full, the shares of our common stock not acquired under such option will become available for future issuance under the 2005 directors’ plan. As of the date hereof, no shares of our common stock have been issued under the 2005 directors’ plan. The following types of shares issued under the 2005 directors’ plan may again become available for the grant of new options: (1) any shares withheld to satisfy withholding taxes; (2) any shares used to pay the exercise price of an option in a net exercise arrangement; and (3) shares tendered to us to pay the exercise price of an option.
      Administration. Our board of directors will administer the 2005 directors’ plan. The exercise price of the options granted under the 2005 directors’ plan will be equal to the fair market value of our common stock on the date of grant. No option granted under the 2005 directors’ plan may be exercised after the expiration of ten years from the date it was granted. Options granted under the 2005 directors’ plan are generally not transferable except by will, the laws of descent and distribution or pursuant to a domestic relations order. However, an option may be transferred for no consideration upon written consent of our board of directors if (1) at the time of transfer, a Form S-8 registration statement under the Securities Act is available for the issuance of shares upon the exercise of such transferred option or (2) the transfer is to the optionee’s employer or its affiliate at the time of transfer.
      If an optionee’s service relationship with us or any of our affiliates, whether as a non-employee director or subsequently as an employee, director or consultant of us or our affiliate, ceases for any reason other than disability, death or following a change in control, the optionee may exercise any vested options for a period of 12 months following the cessation of service. If an optionee’s service relationship with us, or any of our affiliates, ceases due to disability or death (or an optionee dies within a certain period following cessation of service), the optionee or a beneficiary may exercise any vested options for a period of 12 months in the event of disability and 18 months in the event of death. If an optionee’s service terminates within 12 months following a specified change in control transaction, the optionee may exercise vested options for a period of 12 months following the effective date of such a transaction. In no event, however, may an option be exercised beyond the expiration of its term.
      Automatic Grants. Pursuant to the terms of the 2005 directors’ plan, any individual who first becomes a non-employee director after the closing of this offering will automatically be granted an option to purchase 25,000 shares of our common stock. The shares subject to each initial grant vest in a series of four successive equal annual installments on the date of the non-employee director’s election or appointment to our board of directors. Any individual who is serving as a non-employee director on the date of each annual meeting of our stockholders beginning in 2006 will automatically be granted an option to purchase 10,000 shares of our common stock on such date. The shares subject to each annual grant vest in a series of 12 successive equal monthly installments measured from the date of grant.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the 2005 directors’ plan, (2) the maximum number of shares by which the share reserve may be increased each year and (3) the number of shares and exercise price of all outstanding nonstatutory stock options.
      Corporate Transactions. In the event of certain significant corporate transactions, all outstanding options under the 2005 directors’ plan may be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such options, then (1) with respect to any such options that are held by optionees then performing services for us or our affiliates, the vesting and exercisability of such options will be accelerated in full and such options will be terminated if not exercised prior to the effective date of the corporate transaction and (2) all other outstanding options will terminate if not exercised prior to the effective date of the corporate transaction. Our board of directors may also provide that the holder of an outstanding option not assumed in the corporate transaction will surrender such option in exchange for a payment equal to the excess of (1) the value of the property that the optionee would have received upon exercise of the option over (2) the exercise price otherwise payable in connection with the option.
      Changes in Control. The vesting and exercisability of options held by non-employee directors who are required to resign their position in connection with a specified change in control transaction or are removed from their position in connection with such a change in control will be accelerated in full.

2005 Employee Stock Purchase Plan
      Our board of directors adopted our 2005 Employee Stock Purchase Plan, or 2005 purchase plan, and our stockholders approved the 2005 purchase plan in January 2005. The 2005 purchase plan will become effective immediately upon the signing of the underwriting agreement for this offering.
      Share Reserve. Following this offering, the 2005 purchase plan authorizes the issuance of 250,000 shares of our common stock pursuant to purchase rights granted to our employees or to employees of any of our designated affiliates. Our board of directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount determined by our board of directors; provided, however, that the increase for any year may not exceed the lesser of (1) 1% of the total number of shares of our common stock outstanding on December 31st of the preceding calendar year or (2) 250,000 shares. The 2005 purchase plan is intended to qualify as an “employee stock purchase plan” within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended. As of the date hereof, no shares of our common stock have been purchased under the 2005 purchase plan.
      Administration. Our board of directors has delegated its authority to administer the 2005 purchase plan to our compensation committee. The 2005 purchase plan is implemented through a series of offerings of purchase rights to eligible employees. Under the 2005 purchase plan, we may specify offerings with a duration of not more than 27 months, and may specify shorter purchase periods within each offering. Each offering will have one or more purchase dates on which shares of common stock will be purchased for employees participating in the offering. An offering may be terminated under certain circumstances, including following a determination that the accounting consequence of operating the 2005 purchase plan is not in our best interest.
      Payroll Deductions. Generally, all regular employees, including executive officers, employed by us or by any of our designated affiliates may participate in the 2005 purchase plan and may contribute, normally through payroll deductions, up to 15% of their earnings for the purchase of our common stock under the 2005 purchase plan. Unless otherwise determined by our board of directors, common stock will be purchased for accounts of employees participating in the 2005 purchase plan at a price per share equal to the lower of (1) 85% of the fair market value of a share of our common stock on the first date of an offering or (2) 85% of the fair market value of a share of our common stock on the date of purchase.
      Reset Feature. If the fair market value of a share of our common stock on any purchase date within a particular offering period is less than the fair market value on the start date of that offering period, then the employees in that offering period will automatically be transferred and enrolled in a new offering period, which will begin on the next day following such a purchase date.
      Limitations. Employees may have to satisfy one or more of the following service requirements before participating in the 2005 purchase plan, as determined by our board of directors: (1) customarily employed for more than 20 hours per week; (2) customarily employed for more than five months per calendar year; or (3) continuous employment with us or one of our affiliates for a period of time not to exceed two years. No employee may purchase shares under the 2005 purchase plan at a rate in excess of $25,000 worth of our common stock valued based on the fair market value per share of our common stock at the beginning of an offering for each year such a purchase right is outstanding. No employee will be eligible for the grant of any purchase rights under the 2005 purchase plan if immediately after such rights are granted, such employee has voting power over 5% or more of our outstanding capital stock measured by vote or value.
      Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split, appropriate adjustments will be made to (1) the number of shares reserved under the 2005 purchase plan, (2) the maximum number of shares by which the share reserve may be increased each year and (3) the number of shares and purchase price of all outstanding purchase rights.
      Corporate Transactions. In the event of certain significant corporate transactions, any then-outstanding rights to purchase our stock under the 2005 purchase plan will be assumed, continued or substituted for by any surviving or acquiring entity (or its parent company). If the surviving or acquiring entity (or its parent company) elects not to assume, continue or substitute for such purchase rights, then the participants’ accumulated contributions will be used to purchase shares of our common stock within ten business days prior to such corporate transaction, and such purchase rights will terminate immediately thereafter.

401(k) Plan
      Our employees are eligible to participate in our 401(k) plan. Our 401(k) plan is intended to qualify as a tax-qualified plan under Section 401 of the Internal Revenue Code of 1986, as amended. Our 401(k) plan provides that each participant may contribute a portion of his or her pre-tax compensation, up to a statutory limit, which for most employees was $13,000 in 2004. Under the plan, each employee is fully vested in his or her deferred salary contributions one year after entering the plan. Employee contributions are held and invested by the plan’s trustee. Our 401(k) plan also permits us to make discretionary contributions and matching contributions, subject to established limits and a vesting schedule. To date, we have not made any contributions to the plan on behalf of participating employees.
Limitation on Liability and Indemnification Matters
      Our certificate of incorporation contains provisions that limit the liability of our directors for monetary damages to the fullest extent permitted by Delaware law. Consequently, our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duties as directors, except liability for the following:

•	any breach of their duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

•	any transaction from which the director derived an improper personal benefit.
      Our bylaws provide that we are required to indemnify our directors and executive officers to the fullest extent permitted by Delaware law and may indemnify our other officers, employees and other agents as set forth in Delaware law. Our bylaws also provide that we shall advance expenses incurred by a director or executive officer in connection with certain legal proceedings. Our bylaws permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in that capacity. We have entered and expect to continue to enter into agreements to indemnify our directors and officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.
      The limitation of liability and indemnification provisions in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers or employees regarding which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
      The following is a description of transactions since January 1, 2002 to which we have been a party, in which the amount involved in the transaction exceeds $60,000 and in which any of our directors, executive officers or holders of more than five percent of our capital stock had or will have a direct or indirect material interest, other than compensation arrangements, which are described under “Management.”
Common Stock Issuances
      Certain of our executive officers have purchased shares directly and by exercising stock options granted under our 1999 Stock Plan.
Preferred Stock Issuances
      Since January 1, 2002, we sold shares of our preferred stock in private financings as follows:

•	2,926,659 shares of our Series B preferred stock at a price of $15.00 per share in May 2002 for an aggregate purchase price of approximately $43,900,000.

•	2,477,760 shares of our Series C preferred stock at a price of $15.00 per share in January and February 2004 for an aggregate purchase price of approximately $37,166,648. Each purchaser of a share of Series C preferred stock received a warrant to purchase approximately .2835 of an additional share of common stock at a cost of $.06 per share. We issued warrants to purchase 702,443 shares of common stock.

•	1,666,651 shares of our Series D preferred stock at a price of $15.00 per share in December 2004 for an aggregate purchase price of approximately $25,000,000.

      The following table summarizes the shares of our common stock and preferred stock purchased by our executive officers, directors and five percent stockholders and persons associated with them since January 1, 2002. For a description of current beneficial ownership, see “Principal Stockholders.”

		Series B	Series C	Series D
	Common	Preferred	Preferred	Preferred
Investors	Stock	Stock	Stock(1)	Stock(2)

Executive Officers
Ronald W. Barrett	116,666
William J. Rieflin	266,665	—	—	—
William G. Harris	83,333	—	—	—
Pierre V. Trân	83,331	—	—	—
Kenneth C. Cundy	17,129	—	—	—
Mark A. Gallop	93,330	—	—	—
William J. Dower	12,500	—	—	—
5% Stockholders
Entities affiliated with Frazier Healthcare Ventures(3)	—	266,666	99,999	33,332
Entities affiliated with Venrock Associates(4)	56,700	300,000	200,000	166,666
Entities affiliated with Skyline Ventures(5)	—	333,332	—	125,350
Entities affiliated with ARCH Venture Partners(6)	—	366,666	146,666	66,666
Entities affiliated with OrbiMed Advisors(7)	—	379,999	99,999	109,143
(footnotes on next page)

(1)	Each purchaser of a share of Series C preferred stock received a warrant to purchase .2835 of an additional share of common stock at a cost of $.06 per share. The five percent stockholders listed in the table above received warrants to purchase an aggregate of 154,978 shares of common stock in connection with their purchase of Series C preferred stock.

(2)	Each share of Series D preferred stock is entitled to receive dividends in shares of Series D preferred stock at its original issue price of $15.00 at the rate of $1.35 per share per annum. Such dividends accrue monthly from December 16, 2004 whether or not earned or declared and shall be payable immediately prior to the occurrence of an acquisition, asset sale, liquidation, public offering of our securities under the Securities Act or any event that results in the conversion of shares of Series D preferred stock. The information in the table above excludes shares of common stock reserved for future issuance upon conversion of shares of Series D preferred stock payable as in-kind dividends, as described above, concurrently with the closing of this offering.

(3)	Represents: (a) 264,676 shares of Series B preferred stock, 99,253 shares of Series C preferred stock and 33,084 shares of Series D preferred stock held by Frazier Healthcare III, L.P. (which will convert into an aggregate of 397,013 shares of common stock upon the consummation of this offering); and (b) 1,990 shares of Series B preferred stock, 746 shares of Series C preferred stock and 248 shares of Series D preferred stock held by Frazier Affiliates III, L.P. (which will convert into an aggregate of 2,984 shares of common stock upon the consummation of this offering). Robert W. Overell, one of our directors, is a managing member of FHM III, LLC, the general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P., and has shared voting and investment power over the shares; however, he disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership interest therein.

(4)	Represents: (a) 23,247 shares of common stock, 123,000 shares of Series B preferred stock, 82,000 shares of Series C preferred stock and 68,333 shares of Series D preferred stock held by Venrock Associates (the shares of preferred stock will convert into an aggregate of 273,333 shares of common stock upon the consummation of this offering); and (b) 33,453 shares of common stock, 177,000 shares of Series B preferred stock, 118,000 shares of Series C preferred stock and 98,333 shares of Series D preferred stock held by Venrock Associates II, L.P. (the shares of preferred stock will convert into an aggregate of 393,333 shares of common stock upon the consummation of this offering). Bryan Roberts, one of our directors, is a general partner of Venrock Associates and has shared voting and investment power over the shares held by the these entities; however, Dr. Roberts disclaims beneficial ownership of these shares, except to the extent of his proportionate partnership or membership interest in these shares.

(5)	Represents: (a) 13,176 shares of Series B preferred stock and 8,201 shares of Series D preferred stock held by Skyline Ventures Partners II, L.P. (which will convert into an aggregate of 21,377 shares of common stock upon the consummation of this offering); (b) 153,490 shares of Series B preferred stock and 95,537 shares of Series D preferred stock held by Skyline Ventures Partners Qualified Purchase Fund II, L.P. (which will convert into an aggregate of 249,047 shares of common stock upon the consummation of this offering); and (c) 166,666 shares of Series B preferred stock and 21,612 shares of Series D preferred stock held by Skyline Expansion Fund L.P. (which will convert into an aggregate of 188,278 shares of common stock upon the consummation of this offering). John G. Freund, one of our directors, is a managing director of Skyline Ventures, the general partner of the Skyline Funds, and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein.

(6)	Represents: (a) 166,666 shares of Series B preferred stock and 80,000 shares of Series C preferred held by ARCH Venture Fund IVA, L.P. (which will convert into an aggregate of 246,666 shares of common stock upon the consummation of this offering); and (b) 200,000 shares of Series B preferred stock, 66,666 shares of Series C preferred stock and 66,666 shares of Series D preferred stock held by Healthcare Focus Fund, L.P. (which will convert into an aggregate of 333,332 shares of common stock upon the consummation of this offering).

(7)	Represents: (a) 152,447 shares of Series B preferred stock, 66,996 shares of Series C preferred stock and 73,122 shares of Series D preferred stock held by Caduceus Private Investments, LP (which will convert into an aggregate of 292,565 shares of common stock upon the consummation of this offering); (b) 2,074 shares of Series B preferred stock, 1,394 shares of Series C preferred stock and 1,522 shares of Series D preferred stock held by OrbiMed Associates LLC (which will convert into an aggregate of 4,990 shares of common stock upon the consummation of this offering); and (c) 225,478 shares of Series B preferred stock, 31,609 shares of Series C preferred stock and 34,499 shares of Series D preferred stock held by UBS Juniper Crossover Fund, LLC (which will convert into an aggregate of 291,586 shares of common stock upon the consummation of this offering).

Investors Rights Agreement
      We have entered into an investors rights agreement with the purchasers of our outstanding preferred stock and certain holders of warrants to purchase our common stock and preferred stock, including entities with which certain of our directors are affiliated. As of March 31, 2005, the holders of 12,038,781 shares of our common stock, including the shares of common stock issuable upon the automatic conversion of our preferred stock and 279,212 shares of common stock issued upon exercise of warrants, and the holders of 38,872 shares of our common stock issuable upon exercise of warrants are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements
      We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.
Indebtedness of Management
      On March 15, 2000, we loaned an aggregate amount of $87,529 to Drs. Ronald W. Barrett, our chief executive officer, William J. Dower, our vice president of discovery biology, and Mark A. Gallop, our senior vice president of research, under non-recourse promissory notes, which were secured by an aggregate of 145,881 shares of our common stock owned by Drs. Barrett, Dower and Gallop. These loans bore interest at an annual rate of 6.71%. These loans were made in connection with exercises of stock purchase rights. From January 1, 2004 to December 31, 2004, the largest aggregate indebtedness of Drs. Barrett, Dower and Gallop under these loans was $115,704, including principal and accrued interest. As of December 31, 2004, the outstanding principal and accrued interest totaled $115,704. In February 2005, Drs. Barrett, Dower and Gallop repaid these loans in their entirety, and the stock previously pledged as collateral was released from the pledge agreement.
      On December 20, 2001, we loaned $150,000 to Dr. Kenneth C. Cundy, our senior vice president of preclinical development, under a full-recourse promissory note, which was secured by a deed of trust. This loan bears interest at an annual rate of 4.13%. So long as Dr. Cundy remains employed with us, on each anniversary of the date of this note, we will automatically forgive all interest then accrued pursuant to the terms of the note. The loan was made in connection with the purchase of a primary residence. From January  1, 2004 to December 31, 2004, the largest aggregate indebtedness of Dr. Cundy under this loan was $156,195, including principal and accrued interest. As of December 31, 2004, the outstanding principal and accrued interest totaled $150,187.
      On January 11, 2002, we loaned $125,000 to William G. Harris, our senior vice president of finance and chief financial officer, under a non-recourse promissory note, which was secured by an aggregate of 83,333 shares of our common stock owned by Mr. Harris. This loan bears interest at an annual rate of 4.49%. The loan was made in connection with the exercise of stock purchase rights. From January 1, 2004 to December 31, 2004, the largest aggregate indebtedness of Mr. Harris under this loan was $141,669, including principal and accrued interest. As of December 31, 2004, the outstanding principal and accrued interest totaled $141,669.
      On April 12, 2002, we loaned $25,000 to Dr. Mark A. Gallop, our senior vice president of research, under a non-recourse promissory note, which was secured by an aggregate of 16,666 shares of our common stock owned by Dr. Gallop. This loan bears interest at an annual rate of 4.65%. The loan was made in connection with the exercise of stock purchase rights. From January 1, 2004 to December 31, 2004, the largest aggregate indebtedness of Dr. Gallop under this loan was $28,163, including principal and accrued interest. As of December 31, 2004, the outstanding principal and accrued interest totaled $28,163.
      On May 17, 2002, we loaned $100,000 to William G. Harris, our senior vice president of finance and chief financial officer, under a full-recourse promissory note, which was secured by a deed of trust. This loan bears interest at an annual rate of 4.99%. So long as Mr. Harris remains employed with us, on each anniversary of the date of this note, we will automatically forgive all interest then accrued pursuant to the terms of the note. The loan was made in connection with the purchase of a primary residence. From January  1, 2004 to December 31, 2004, the largest aggregate indebtedness of Mr. Harris under this loan was $104,990, including principal and accrued interest. As of December 31, 2004, the outstanding principal and accrued interest totaled $103,131.
      On August 26, 2004, we loaned $150,000 to Dr. Pierre V. Trân, our senior vice president and chief medical officer, under a full-recourse promissory note, which was secured by a deed of trust. This loan bore interest at an annual rate of 4.0%. The loan was made in connection with the purchase of a primary residence. From January 1, 2004 to December 31, 2004, the largest aggregate indebtedness of Dr. Trân under this loan was $152,088, including principal and accrued interest. On January 18, 2005, we forgave $152,088 under the loan, which equaled all outstanding principal and accrued interest under the loan as of that date.
      On September 20, 2004, we loaned $315,000 to William J. Rieflin, our president, under a non-recourse promissory note, which was secured by an aggregate of 116,666 shares of our common stock owned by Mr. Rieflin. This loan bore interest at an annual rate of 2.34%. The loan was made in connection with the purchase of shares of our common stock. From January 1, 2004 to December 31, 2004, the largest aggregate indebtedness of Mr. Rieflin under this loan was $317,060, including principal and accrued interest. On January 18, 2005, Mr. Rieflin repaid the note in its entirety, and the stock previously pledged as collateral was released from the pledge agreement.
Employment Agreements
      We have entered into employment agreements with Mr. Rieflin and Dr. Trân. For more information regarding these agreements, see “Management—Employment Agreements.”
Change of Control Agreements
      We have entered into change of control agreements with our executive officers. For more information regarding these agreements, see “Management—Severance and Change of Control Arrangements.”
Consulting Agreement with Director
      On April 1, 2002, we entered into a consulting agreement with Dr. Goddard. Under the terms of this agreement, Dr. Goddard is entitled to receive up to $100,000 per year in consulting fees. The total amount paid to Dr. Goddard under this agreement was approximately $219,000. In connection with this agreement, Dr. Goddard also received an option to purchase 8,333 shares of our common stock at an exercise price per share of $1.50, which vests monthly over a four-year period and an option to purchase 16,666 shares of our common stock at an exercise price per share of $1.50, which vests monthly over a four-year period. This agreement was terminated in February of this year.

PRINCIPAL STOCKHOLDERS
      The following table sets forth information with respect to the beneficial ownership of our common stock as of March 31, 2005 and as adjusted to give effect to the sale of                      shares of common stock in this offering, for:

•	each person known by us to own beneficially more than 5% of our common stock;

•	each of our directors;

•	each of our named executive officers; and

•	all of our directors and executive officers as a group.
      Beneficial ownership is determined in accordance with the rules and regulations of the SEC and does not necessarily indicate beneficial ownership for any other purpose. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options and warrants held by that person are deemed to be beneficially owned and outstanding if the options and warrants are exercisable within 60 days of the date of this table. The shares subject to options and warrants held by a person are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. All percentages in this table are based on a total of 14,226,043 shares of our common stock outstanding on March 31, 2005, assuming conversion of all outstanding shares of our convertible preferred stock into common stock immediately prior to the closing of this offering. The information in this table excludes, as of March 31, 2005, 43,938 shares of common stock reserved for future issuance upon the conversion of shares of Series D preferred stock payable as in-kind dividends on our Series D preferred stock concurrently with the closing of this offering. Except as indicated in the footnotes below, we believe, based on information furnished to us and subject to community property laws where applicable, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. Except as otherwise noted, the address for such person or entity is c/o XenoPort, Inc., 3410 Central Expressway, Santa Clara, CA 95051.

	Shares of Common Stock
	Beneficially Owned

		Percent

		Before	After
Name and Address of Beneficial Owner	Number	Offering	Offering

Named Executive Officers and Directors:
Ronald W. Barrett(1)	478,419	3.3%
William G. Harris(2)	141,665	1.0%
Kenneth C. Cundy(3)	179,996	1.3%
Mark A. Gallop(4)	290,253	2.0%
William J. Dower(5)	249,422	1.7%
Paul Goddard(6)	50,831	*
John G. Freund(7)	1,092,014	7.7%
Jeryl L. Hilleman(8)	16,666	*
Kenneth J. Nussbacher(9)	43,332	*
Robert W. Overell(10)	1,548,354	10.9%
Bryan Roberts(11)	1,440,032	10.1%
Wendell Wierenga(12)	24,998	*
All executive officers and directors as a group (14 persons)(13)	5,875,978	39.9%
Other 5% Stockholders:
Entities Affiliated with Frazier Healthcare Ventures(10)	1,548,354	10.9%
Entities Affiliated with Venrock Associates(11)	1,440,032	10.1%
Entities Affiliated with ARCH Venture Partners(14)	1,338,243	9.4%
Entities Affiliated with Skyline Ventures(7)	1,092,014	7.7%
Entities Affiliated with OrbiMed Advisors(15)	950,823	6.7%

*	Less than 1%.

(1)	Includes 276,756 shares held in a family trust for which Dr. Barrett and his spouse are trustees, 30,568 of which are unvested and subject to our right of repurchase. Includes 1,999,997 shares Dr. Barrett has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 181,110 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule. Includes an aggregate of 1,666 shares held by Dr. Barrett’s minor children.

(2)	Includes 58,332 shares Mr. Harris has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 50,444 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule. Includes 3,473 unvested shares currently held by Mr. Harris, which are subject to our right of repurchase.

(3)	Includes 125,368 shares Dr. Cundy has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 74,851 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule. Includes 3,141 unvested shares currently held by Dr. Cundy, which are subject to our right of repurchase.

(4)	Includes 247,253 shares held in a trust for which Dr. Gallop is trustee, 77,562 of which are unvested and are subject to our right of repurchase. Also includes 25,000 shares Dr. Gallop has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 23,334 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.

(5)	Includes 48,333 shares Dr. Dower has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 39,056 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule. Includes 9,616 unvested shares currently held by Dr. Dower, which are subject to our right of repurchase.

(6)	Includes 10,000 shares Dr. Goddard has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 3,334 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule. Includes 3,821 unvested shares currently held by Dr. Goddard, which are subject to our right of repurchase.

(7)	Includes 832,290 shares held by Skyline Venture Partners II Qualified Purchasers, 118,278 shares held by Skyline Expansion Fund, L.P. and 71,446 shares held by Skyline Venture Partners II, L.P. Dr. Freund is the managing director of Skyline Venture Management II, LLC, the general partner of Skyline Venture Partners II Qualified Purchasers and Skyline Venture Partners II, L.P. and is a managing member of Skyline Expansion Fund Management, LLC the general partner of Skyline Expansion Fund, L.P., and has shared voting and investment power of the shares held by the Skyline funds; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. The address for all entities and individuals affiliated with Skyline is 125 University Ave., Palo Alto, CA 94301.

(8)	Represents shares Ms. Hilleman has the right to acquire within 60 days of March 31, 2005 through the exercise of stock options, 15,278 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedule.

(9)	Represents shares held in a family trust for which Mr. Nussbacher and his spouse are trustees, 5,418 of which are unvested and are subject to our right of repurchase.

(10)	Includes 1,509,806 shares held by Frazier Healthcare III, L.P. (of which 153,343 are shares of common stock that were provided to Frazier Healthcare III, L.P. in connection with our founding) and 10,199 shares held by Frazier Affiliates III, L.P. Also includes 28,138 shares issuable to Frazier Healthcare III, L.P. and 211 shares issuable to Frazier Affiliates III, L.P. upon exercise of warrants currently outstanding and exercisable. Dr. Overell is a managing member of FHM III, LLC, the general partner of Frazier Healthcare III, L.P. and Frazier Affiliates III, L.P., and has shared voting and investment power over these shares; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. The address for all entities and individuals affiliated with Frazier is Two Union Square, Suite 3200, 601 Union Street, Seattle, WA 98101.

(11)	Includes 832,706 shares held by Venrock Associates II, L.P., 578,660 shares held by Venrock Associates and 28,666 held by Venrock Entrepreneurs Fund, L.P. Dr. Roberts is a general partner of Venrock Associates, Venrock Entrepreneurs Fund, L.P. and Venrock Associates II, L.P. and has shared voting and investment power over the shares held by the Venrock funds; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his proportionate partnership interest therein. The address for all the entities and individuals affiliated with Venrock is 30 Rockefeller Plaza, Room 5508, New York, NY 10112.

(12)	Includes 4,392 shares held by Dr. Wierenga and subject to a right of repurchase by us.

(13)	Includes 512,045 shares issuable upon exercise of stock options and warrants that are exercisable within 60 days of March 31, 2005, 387,407 of which would be unvested and subject to a right of repurchase by us that would lapse over the vesting schedules. Includes 410,211 unvested shares subject to a right of repurchase by us.

(14)	Includes 697,925 shares held by ARCH Venture Fund IV, L.P., 333,332 shares held by Healthcare Focus Fund, L.P., 246,666 shares held by ARCH Venture Fund IVA, L.P. and 18,740 shares held by ARCH Entrepreneurs Fund, L.P. Includes 22,680 shares issuable to ARCH Venture Fund IVA, L.P. and 18,900 shares issuable to Healthcare Focus Fund, L.P. upon exercise of warrants currently outstanding and exercisable. ARCH Venture Partners IV, LLC is the general partner of ARCH Venture Fund IV, L.P., ARCH Venture Fund IVA, L.P. and ARCH Entrepreneurs Fund, L.P. ARCH Venture Partners IV, LLC disclaims beneficial ownership of the shares held by these entities except to the extent of its pecuniary interest therein. ARCH Venture Partners V, LLC is the general partner of ARCH Venture Partners V, L.P., which is the general partner of Healthcare Focus Fund, L.P. ARCH Venture Partners V, LLC disclaims beneficial ownership of the shares held by these entities except to the extent of its pecuniary interest therein. Keith Crandell, Robert Nelsen, Steven Lazarus and Clinton Bybee are managing members of ARCH Venture Partners IV, LLC and ARCH Venture Partners V, LLC and share dispositive and voting power over the shares. The address for all entities and individuals affiliated with ARCH is 8725 W. Higgins Road, Suite 290, Chicago, IL 60631.

(15)	Includes 618,025 shares held by Caduceus Private Investments LP, 291,586 shares held by UBS Juniper Crossover Fund, L.L.C. and 12,863 shares held by OrbiMed Associates LLC. Also includes 18,993 shares issuable to Caduceus Private Investments LP, 8,961 shares issuable to UBS Juniper Crossover Fund, L.L.C. and 395 shares issuable to OrbiMed Associates LLC upon exercise of warrants currently outstanding and exercisable. Samuel D. Isaly is a managing member of OrbiMed Advisors LLC and OrbiMed Capital LLC. OrbiMed Capital LLC is the general partner of Caduceus Private Investments, LP and the managing member of OrbiMed Associates LLC. OrbiMed Advisors LLC is a member of PW Fund Advisor LLC, which is the managing member of UBS Juniper Crossover Fund L.L.C. Mr. Isaly shares voting and investment power over these shares; however, he disclaims beneficial ownership of the shares held by these entities, except to the extent of his pecuniary interest arising as a result of his interest in OrbiMed Associates LLC. The address for all the entities and individuals affiliated with OrbiMed is 767 Third Ave., 30th Floor, New York, NY 10017.

DESCRIPTION OF CAPITAL STOCK
      The following description of our capital stock gives effect to the amendment and restatement of our certificate of incorporation and bylaws, which will occur upon the closing of this offering, and the conversion of our preferred stock through March 31, 2005 into 11,759,569 shares of common stock, which will occur upon the closing of this offering, as if such conversion had occurred on March 31, 2005.
      Upon the closing of this offering, our authorized capital stock will consist of 60,000,000 shares of common stock, par value $.001 per share, and 5,000,000 shares of preferred stock, par value $.001 per share.
Common Stock

Outstanding Shares
      As of March 31, 2005, we had approximately 255 stockholders, 2,466,474 shares of common stock issued and outstanding and 11,759,569 shares of preferred stock issued and outstanding, for a total of 14,226,043 shares of common stock outstanding on an as converted basis. In addition, as of March 31, 2005, we had warrants to purchase 474,811 shares of common stock outstanding, of which warrants exercisable for 425,731 shares of our common stock will terminate if not exercised prior to the closing of this offering. In addition, as of March 31, 2005, options to purchase 980,510 shares of common stock were issued and outstanding and will terminate on various dates through 2014, if not exercised. See “Management— Employee Benefit Plans” for a description of our 1999 Stock Plan for more details with respect to the expiration and termination of these options. Based on our outstanding capital stock as of March 31, 2005, upon the closing of this offering, there will be                      shares of common stock outstanding, assuming no exercise of outstanding stock options or warrants.

Voting Rights
      Each holder of our common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Under our certificate of incorporation and bylaws, our stockholders will not have cumulative voting rights. Because of this, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose.

Dividends
      Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared from time to time by the board of directors out of legally available funds.

Liquidation
      In the event of our liquidation, dissolution or winding up, holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of preferred stock.

Rights and Preferences
      Holders of common stock have no preemptive, conversion or subscription rights, and there are no redemption or sinking fund provisions applicable to the common stock. The rights, preferences and privileges of the holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock that we may designate in the future.

Fully Paid and Nonassessable
      All of our outstanding shares of common stock are, and the shares of common stock to be issued pursuant to this offering will be, fully paid and nonassessable.
Preferred Stock
      Upon the closing of this offering, our board of directors will have the authority, without further action by our stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and may adversely affect the market price of our common stock and the voting and other rights of the holders of our common stock.
Warrants
      As of March 31, 2005, warrants to purchase a total of 423,231 shares of our common stock with an exercise price of $.06 per share and 2,500 shares of our common stock with an exercise price of $3.60 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. These warrants will terminate if not exercised prior to the closing of this offering.
      As of March 31, 2005, warrants to purchase a total of 18,541 shares of our Series A preferred stock with an exercise price of $6.00 per share were outstanding, a total of 29,498 shares of our Series B preferred stock with an exercise price of $15.00 per share were outstanding and a total of 1,041 shares of our Series C preferred stock with an exercise price of $15.00 per share were outstanding. Each warrant contains provisions for the adjustment of the exercise price and the number of shares issuable upon the exercise of the warrant in the event of certain stock dividends, stock splits, reorganizations, reclassifications and consolidations. Upon the closing of this offering, such warrants will be exercisable for a total of 49,080 shares of our common stock.
Registration Rights

Demand Registration Rights
      As of March 31, 2005, at any time after six months following the closing of this offering, the holders of 12,038,781 shares of our common stock and 38,872 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, may require us, on not more than two occasions from each holder of demand rights, to file a registration statement under the Securities Act with respect to their shares of common stock if the aggregate offering price of such shares, net of underwriting discounts and commissions, is expected to exceed $10,000,000. In such event, we will be required to use our commercially reasonable efforts to effect the registration.

Piggyback Registration Rights
      As of March 31, 2005, at any time after the closing of this offering, if we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of 12,038,781 shares of common stock and 38,872 shares of our common stock issuable upon the exercise of outstanding warrants will be entitled to notice of the registration and will be entitled to include their shares of common stock in the registration statement. These registration rights are subject to specified conditions and limitations, including the right of the underwriters to limit the number of shares included in any such registration under certain circumstances.

Expenses of Registration
      We will pay all expenses relating to any demand or piggyback registration, other than underwriting discounts and commissions.

Termination
      The registration rights and our obligations terminate upon the earlier of: (1) December 16, 2006 with respect to any holder of registrable securities who at such date owns less than 5% of our outstanding common stock or is not an “affiliate” (as that term is defined in Rule 144 promulgated under the Securities Act) of us and four years following the closing of a firm commitment underwritten offering with respect to any holder of registrable securities who at December 16, 2006 owns 5% or more of our outstanding common stock or is an “affiliate” (as that term is defined in Rule 144 promulgated under the Securities Act) of us; or (2) as to a given holder of registrable securities, when such holder of registrable securities can sell all of such holder’s registrable securities in a 90-day period pursuant to Rule 144 promulgated under the Securities Act; provided, however, that the provisions of (2) above shall not apply to any holder of registrable securities while such holder owns 5% or more of our outstanding common stock.
Delaware Anti-Takeover Law and Certain Provisions of Our Certificate of Incorporation and Bylaws

Delaware Law
      We are governed by Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years, did own, 15% or more of the corporation’s outstanding voting stock. These provisions may have the effect of delaying, deferring or preventing a change in our control.

Certificate of Incorporation and Bylaw Provisions
      Our certificate of incorporation and bylaws that will become effective upon the closing of this offering provide that our board of directors will be divided into three classes of directors, with each class serving a staggered three-year term. The classification system of electing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us and may maintain the composition of our current board of directors, as the classification of the board of directors generally increases the difficulty of replacing a majority of directors. In addition, our certificate of incorporation will:

•	provide that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing;

•	provide that the authorized number of directors may be changed only by resolution of the board of directors; and

•	eliminate cumulative voting for the election of directors.
      In addition, our bylaws that will become effective upon the closing of this offering will provide that special meetings of our stockholders may be called only by the chairman of our board of directors, our chief executive officer or by our board of directors pursuant to a resolution adopted by a majority of the directors then in office.
      These and other provisions contained in our certificate of incorporation and bylaws could delay or discourage some types of transactions involving an actual or potential change in our control or change in our management, including transactions in which stockholders might otherwise receive a premium for their shares over then current prices, and may limit the ability of our stockholders to remove current management or approve transactions that our stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.
Nasdaq National Market Listing
      We have applied for quotation of our common stock on the Nasdaq National Market under the trading symbol “XNPT.”
Transfer Agent and Registrar
      The Transfer Agent and Registrar for our common stock is Mellon Investor Services LLC. The transfer agent’s address is 235 Montgomery Street, 23rd floor, San Francisco, CA 94104.

SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering, no public market existed for our common stock. Market sales of shares of our common stock after this offering and from time to time, and the availability of shares for future sale, may reduce the market price of our common stock. Sales of substantial amounts of our common stock, or the perception that these sales could occur, could adversely affect prevailing market prices for our common stock and could impair our future ability to obtain capital, especially through an offering of equity securities.
      Based on shares outstanding on March 31, 2005, upon completion of this offering,            shares of common stock will be outstanding, assuming no outstanding options or warrants are exercised. Of these outstanding shares, all of the                      shares sold in this offering will be freely tradable without restrictions or further registration under the Securities Act (assuming no exercise of the underwriters’ over allotment option), unless the shares are purchased by our affiliates as that term is defined under Rule 144 under the Securities Act. The remaining 14,226,043 shares of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for exemption from registration described below under Rule 144, 144(k) or 701 promulgated under the Securities Act.
      As a result of contractual restrictions described below and the provisions of Rules 144, 144(k) and 701, the shares sold in this offering and the restricted shares will be available for sale in the public market as follows:

Number of Shares
Eligible for Sale/
Percent of
Outstanding
Date	Stock	Comment

At the date of this prospectus	/ %	Shares sold in this offering
At 180* days after effectiveness and various times thereafter	14,226,043/ %	Shares eligible for sale under Rules 144 and 701 upon expiration of lock-up agreements

*	The 180-day restricted period under the lock-up agreements may be extended under specified circumstances. See “Underwriters.”
     Additionally, of the options to purchase 980,510 shares of our common stock and warrants to purchase 474,811 shares of our common stock outstanding as of March 31, 2005, warrants to purchase 425,731 of common stock will terminate if not exercised prior to the closing and, if exercised, will be eligible for sale at 180 days after the date of this prospectus (assuming that the restricted period and the lock-up agreements have expired as of such date) and at various times thereafter.                          of the outstanding options and warrants exercisable for approximately                      shares of common stock will be vested and eligible for sale 180 days after the date of this prospectus.
Rule 144
      In general, under Rule 144 under the Securities Act, as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	one percent of the number of shares of our common stock then outstanding, which will equal shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
      Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

Rule 144(k)
      Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.
Rule 701
      Rule 701, as currently in effect, permits resales of shares in reliance upon Rule 144 without compliance with some restrictions of Rule 144, including the holding period requirement. Our employees, officers, directors or consultants who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares.
Lock-Up Agreements
      In connection with this offering, we and each of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into, or exercisable or exchangeable for, common stock, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock, whether any such transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise. These restrictions, and certain exceptions, are described in more detail under “Underwriters.”
Registration Rights
      Upon the closing of this offering, the holders of 12,038,781 shares of our common stock and 38,872 shares of our common stock issuable upon the exercise of outstanding warrants, or their transferees, will be entitled to rights with respect to the registration of their shares under the Securities Act. Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration. See “Description of Capital Stock— Registration Rights.”
Stock Options
      Immediately after this offering, we intend to file with the SEC a registration statement on Form S-8 under the Securities Act covering the 3,528,687 shares of common stock reserved for issuance pursuant to our 1999 Stock Plan, 2005 Equity Incentive Plan, 2005 Non-Employee Directors’ Stock Option Plan and 2005 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates and the lock-up agreements described above, be available for sale in the open market.

MATERIAL U.S. TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF COMMON STOCK
      The following is a general discussion of the principal U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a non-U.S. holder. For purposes of this discussion, you are a “non-U.S. holder” if you are a beneficial owner of our common stock and you are not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation or partnership created or organized in or under the laws of the United States, or of any political subdivision of the United States, other than a partnership treated as foreign under U.S. Treasury regulations;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•	a trust, in general, if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have authority to control all substantial decisions of the trust or if the trust has made a valid election to be treated as a U.S. person under applicable U.S. Treasury regulations.
      If you are an individual, you may be treated as a resident of the United States in any calendar year for U.S. federal income tax purposes, instead of a nonresident, by, among other ways, being present in the United States for at least 31 days in that calendar year and for an aggregate of at least 183 days during a three-year period ending in the current calendar year. For purposes of this calculation, you would count all of the days present in the current year, one-third of the days present in the immediately preceding year and one-sixth of the days present in the second preceding year. Residents are taxed for U.S. federal income tax purposes as if they were U.S. citizens.
      This discussion does not consider:

•	U.S. state or local or any non-U.S. tax consequences;

•	all aspects of U.S. federal income and estate taxes or specific facts and circumstances that may be relevant to a particular non-U.S. holder’s tax position, including the fact that in the case of a non-U.S. holder that is a partnership, the U.S. tax consequences of holding and disposing of our common stock may be affected by various determinations made at the partner level;

•	the tax consequences for the stockholders, partners or beneficiaries of a non-U.S. holder;

•	special tax rules that may apply to particular non-U.S. holders, such as financial institutions, insurance companies, tax-exempt organizations, U.S. expatriates, broker-dealers, and traders in securities; and

•	special tax rules that may apply to a non-U.S. holder that holds our common stock as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment.
      The following discussion is based on provisions of the U.S. Internal Revenue Code of 1986, as amended, existing and proposed U.S. Treasury regulations and administrative and judicial interpretations, all as of the date of this prospectus, and all of which are subject to change, retroactively or prospectively. The following summary assumes that you hold our common stock as a capital asset. Each non-U.S. holder should consult a tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax consequences of acquiring, holding and disposing of shares of our common stock.
Dividends
      We do not anticipate paying cash dividends on our common stock in the foreseeable future. See “Dividend Policy.” In the event, however, that we pay dividends on our common stock, we will have to withhold a U.S. federal withholding tax at a rate of 30%, or a lower rate under an applicable income tax treaty, from the gross amount of the dividends paid to you. You should consult your tax advisors regarding your entitlement to benefits under a relevant income tax treaty. Generally, in order for us to withhold tax at a lower treaty rate, you must provide us with a Form W-8BEN certifying your eligibility for the lower treaty rate.
      If you claim the benefit of an applicable income tax treaty rate, you generally will be required to satisfy applicable certification and other requirements. However:

•	in the case of common stock held by a foreign partnership, the certification requirement will generally be applied to partners and the partnership will be required to provide certain information;

•	in the case of common stock held by a foreign trust, the certification requirement will generally be applied to the trust or the beneficial owners of the trust depending on whether the trust is a “foreign complex trust,” “foreign simple trust” or “foreign grantor trust” as defined in the U.S. Treasury regulations; and

•	look-through rules apply for tiered partnerships, foreign simple trusts and foreign grantor trusts.
      A non-U.S. holder that is a foreign partnership or a foreign trust is urged to consult its tax advisor regarding its status under these U.S. Treasury regulations and the certification requirements applicable to it.
      If you are eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, you may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the U.S. Internal Revenue Service.
      If the dividend is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies and the dividend is attributable to a permanent establishment maintained by you in the United States, the dividend will be exempt from the U.S. federal withholding tax. In these cases, the dividend will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty.
Gain on Dispositions of Common Stock
      You generally will not be subject to U.S. federal income tax on gain recognized on a disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a trade or business in the United States or, alternatively, if an income tax treaty applies, is attributable to a permanent establishment maintained by you in the United States; in these cases, the gain will be taxed on a net income basis at the regular graduated rates and in the manner applicable to U.S. persons and, if you are a foreign corporation, you may be subject to an additional branch profits tax at a rate of 30% or a lower rate as may be specified by an applicable income tax treaty;

•	you are an individual who holds our common stock as a capital asset, are present in the United States for 183 days or more in the taxable year of the disposition and meet other requirements; or

•	we are or have been a “U.S. real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition or the period that you held our common stock; in these cases, the gain will be taxed on a net income basis in the manner described in the first bullet paragraph above.
      Generally, a corporation is a “U.S. real property holding corporation” if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. The tax relating to stock in a “U.S. real property holding corporation” generally will not apply to a non-U.S. holder whose holdings, direct and indirect, at all times during the applicable period, constituted 5% or less of our common stock, provided that our common stock was regularly traded on an established securities market. We believe that we are not currently, and we do not anticipate becoming in the future, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

Federal Estate Tax
      Common stock owned or treated as owned by an individual who is a non-U.S. holder (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.
Information Reporting and Backup Withholding Tax
      Dividends paid to you may be subject to information reporting and U.S. backup withholding. You will be exempt from such backup withholding tax if you provide a Form W-8BEN or otherwise meet documentary evidence requirements for establishing that you are a non-U.S. holder or otherwise establish an exemption.
      The gross proceeds from the disposition of our common stock may be subject to information reporting and backup withholding. If you sell your shares of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sales proceeds are paid to you outside the United States, then the U.S. backup withholding and information reporting requirements generally (except as provided in the following sentence) will not apply to that payment. However, U.S. information reporting, but not backup withholding, will apply to a payment of sales proceeds, even if that payment is made outside the U.S., if you sell our common stock through a non-U.S. office of a broker that:

•	is a U.S. person;

•	derives 50% or more of its gross income in specific periods from the conduct of a trade or business in the United States;

•	is a “controlled foreign corporation” for U.S. tax purposes; or

•	if a foreign partnership, if at any time during its tax year, one or more of its partners are U.S. persons who in the aggregate hold more than 50% of the income or capital interests in the partnership, or the foreign partnership is engaged in a U.S. trade or business, unless the broker has documentary evidence in its files that you are a non-U.S. person and various other conditions are met or you otherwise establish exemption.
      If you receive payments of the proceeds of a sale of our common stock to or through a U.S. office of a broker, the payment is subject to both U.S. backup withholding and information reporting unless you provide a Form W-8BEN certifying that you are a non-U.S. person or you otherwise establish an exemption.
      You generally may obtain a refund of any amount withheld under the backup withholding rules that exceed your income tax liability by filing a refund claim with the U.S. Internal Revenue Service.

UNDERWRITERS
      Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Deutsche Bank Securities Inc., Pacific Growth Equities, LLC and Lazard Frères & Co. LLC are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares

Morgan Stanley & Co. Incorporated
Deutsche Bank Securities Inc.
Pacific Growth Equities, LLC
Lazard Frères & Co. LLC

Total

      The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      The underwriters initially propose to offer part of the shares of common stock directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $          a share under the public offering price. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.
      We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of            additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters’ over-allotment option is exercised in full, the total price to the public would be $          , the total underwriters’ discounts and commissions would be $          and the total proceeds to us would be $          .
      The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.
      We and all of our directors and officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to:

•	the sale of shares to the underwriters;

•	transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares;

•	the transfer of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by gift or gifts, will or intestacy to a member or members of his or her immediate family, to at trust formed for the benefit of any such person, or to a partnership, the partners of which are exclusively that person and/or a member or members of his or her immediate family and/or a charity; or

•	the transfer or distribution of shares of common stock or securities convertible into or exchangeable or exercisable for common stock by a partnership, trust, corporation, or similar entity to its partners, limited liability company members or stockholders.
With respect to the last two bullets, it shall be a condition to the transfer or distribution that the transferee execute a copy of the lock-up agreement, no filing by any party (donor, donee, transferor or transferee) under Section 16(a) of the Exchange Act shall be required or shall be made voluntarily in connection with such transfer or distribution (other than a filing on Form 5 made after the expiration of the 180-day restricted period), and no such transfer or distribution may include a disposition for value.
      The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period we issue a release regarding earnings or regarding material news or events relating to us; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 18-day period beginning on the issuance of the release or the occurrence of the material news or material event.
      In order to facilitate the offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. These activities may raise or maintain the market price of the common stock above independent market levels or prevent or retard a decline in the market price of the common stock. The underwriters are not required to engage in these activities, and may end any of these activities at any time.
      Application has been made to have our common stock approved for quotation on the Nasdaq National Market under the symbol “XNPT.”

      From time to time, Lazard Frères & Co. LLC has provided, and continues to provide, investment banking services to us.
      We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.
      In connection with this offering, certain of the underwriters may distribute prospectuses electronically. No forms of prospectus other than printed prospectuses and electronically distributed prospectuses that are printable in Adobe PDF format will be used in connection with this offering.
Pricing of the Offering
      Prior to this offering, there has been no public market for the shares of our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general, sales, earnings and other financial operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

LEGAL MATTERS
      Cooley Godward LLP, Palo Alto, California will pass upon the validity of the common stock offered by this prospectus for us. Davis Polk & Wardwell, Menlo Park, California is representing the underwriters in connection with this offering.
EXPERTS
      Ernst & Young LLP, independent registered public accounting firm, have audited our financial statements at December 31, 2003 and 2004, and for each of the three years in the period ended December 31, 2004, as set forth in their report. We have included our financial statements in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.
WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the SEC a registration statement on Form S-1 under the Securities Act that registers the shares of our common stock to be sold in this offering. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our capital stock. The rules and regulations of the SEC allow us to omit from this prospectus certain information included in the registration statement. For further information about us and our common stock, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. With respect to the statements contained in this prospectus regarding the contents of any agreement or any other document, in each instance, the statement is qualified in all respects by the complete text of the agreement or document, a copy of which has been filed as an exhibit to the registration statement.
      Upon the closing of this offering, we will be required to file periodic reports, proxy statements and other information with the SEC pursuant to the Exchange Act. You may read and copy this information at the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.
      We intend to provide our stockholders with annual reports containing financial statements that have been examined and reported on, with an opinion expressed by an independent accounting firm, and to file with the SEC quarterly reports containing unaudited financial data for the first three quarters of each year.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors and Stockholders
XenoPort, Inc.
      We have audited the accompanying balance sheets of XenoPort, Inc. (a development stage company) as of December 31, 2003 and 2004 and the related statements of operations, convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004 and for the period from May 19, 1999 (inception) to December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XenoPort, Inc. (a development stage company) at December 31, 2003 and 2004, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 and for the period from May 19, 1999 (inception) to December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP
San Jose, California
February 25, 2005, except
for the fourth paragraph of Note 1,
as to which the date
is April      , 2005
      The foregoing report is in the form that will be signed upon completion of the reverse stock split described in the fourth paragraph of Note 1 to the financial statements.

/s/ Ernst & Young LLP
San Jose, California
April 7, 2005

XENOPORT, INC.
(A Development Stage Company)
BALANCE SHEETS
(in thousands, except share and per share amounts)

			Pro Forma
			Stockholders’
	December 31,		Equity at
			December 31,
	2003	2004	2004

			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$11,293	$36,554
Short-term investments	17,025	23,691
Accounts receivable	739	1,354
Other current assets	1,312	1,219

Total current assets	30,369	62,818
Property and equipment, net	5,781	5,030
Restricted investments	3,020	3,169
Employee notes receivable	450	641
Deposits and other assets	16	35

	$39,636	$71,693

LIABILITIES AND STOCKHOLDERS’ (DEFICIT) EQUITY
Current liabilities:
Accounts payable	$1,106	$1,625
Accrued compensation	452	557
Accrued preclinical and clinical costs	1,363	2,940
Other accrued liabilities	807	1,936
Deferred revenue	2,750	2,146
Current portion of equipment financing obligations	1,636	923
Current portion of capital lease obligations	780	145
Current portion of liability for early exercise of employee stock options	24	452

Total current liabilities	8,918	10,724
Deferred revenue	2,146	—
Deferred rent and other	1,254	1,752
Noncurrent portion of equipment financing obligations	668	1,325
Noncurrent portion of capital lease obligations	142	—
Noncurrent portion of liability for early exercise of employee stock options	53	370
Commitments
Convertible preferred stock, $0.001 par value; 12,308,734 shares authorized, issuable in series; 7,604,950 shares and 11,749,361 shares issued and outstanding at December 31, 2003 and 2004, respectively; (aggregate liquidation preference of $90,270 and $152,437 at December 31, 2003 and 2004, respectively); no shares outstanding pro forma (unaudited)	90,149	148,804	$—
Convertible preferred stock dividends payable	—	97	—
Stockholders’ (deficit) equity:
Common stock, $0.001 par value; 18,500,000 shares authorized, 1,258,553 shares and 1,574,830 shares issued and outstanding at December 31, 2003 and 2004, respectively; 13,324,191 shares outstanding pro forma (unaudited)	1	2	13
Additional paid-in capital	1,265	8,238	157,128
Notes receivable from stockholders	(245)	(560)	(560)
Deferred stock compensation	—	(2,894)	(2,894)
Accumulated other comprehensive income (loss)	11	(100)	(100)
Deficit accumulated during the development stage	(64,726)	(96,065)	(96,065)

Total stockholders’ (deficit) equity	(63,694)	(91,379)	$57,522

	$39,636	$71,693

See accompanying notes.

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS
(in thousands, except share and per share amounts)

				Period From
				May 19, 1999
	Year Ended December 31,			(Inception) to
				December 31,
	2002	2003	2004	2004

Revenues:
Collaboration revenue	$—	$5,157	$8,882	$14,139
Grant revenue	673	1,074	1,073	2,970

Total revenues	673	6,231	9,955	17,109

Operating expenses:
Research and development*	17,653	25,718	33,026	91,589
General and administrative*	5,597	5,852	8,512	24,690

Total operating expenses	23,250	31,570	41,538	116,279

Loss from operations	(22,577)	(25,339)	(31,583)	(99,170)
Interest income	898	527	674	4,949
Interest expense	(581)	(519)	(333)	(1,747)

Net loss	(22,260)	(25,331)	(31,242)	(95,968)
Convertible preferred stock dividends	—	—	(97)	(97)

Loss applicable to common stockholders	$(22,260)	$(25,331)	$(31,339)	$(96,065)

Basic and diluted loss per share applicable to common stockholders	$(33.20)	$(26.79)	$(25.51)

Shares used to compute basic and diluted loss per share applicable to common stockholders	670,412	945,668	1,228,607

Pro forma basic and diluted net loss per common share (unaudited)			$(2.77)

Shares used to compute pro forma basic and diluted net loss per common share (unaudited)			11,276,460

*	Includes non-cash amortization of deferred stock-based compensation as follows:

Research and development	$—	$—	$205	$205
General and administrative	—	—	323	323

	$—	$—	$528	$528

See accompanying notes.

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Issuance of common stock to founders for technology rights in May through December 1999	—	$—	369,882	$1	$(1)	$—	$—	$—	$—	$—
Issuance of common stock to consultants at $0.06 per share for cash in October and December 1999	—	—	24,996	—	2	—	—	—	—	2
Issuance of common stock to investors for cash at $0.015 per share in August 1999	—	—	153,343	—	1	—	—	—	—	1
Issuance of Series A convertible preferred stock at $6.00 per share for cash and cancellation of indebtedness in December 1999	1,557,495	9,345	—	—	—	—	—	—	—	—
Net loss and comprehensive loss	—	—	—	—	—	—	—	—	(319)	(319)

Balance at December 31, 1999	1,557,495	$9,345	548,221	$1	$2	$—	$—	$—	$(319)	$(316)
Issuance of warrant to purchase 8,333 shares of Series A convertible preferred stock at $6.00 per share in connection with a facility lease agreement in January 2000	—	—	—	—	25	—	—	—	—	25
Issuance of Series A convertible preferred stock at $6.00 per share in February 2000, less issuance costs of $21	1,087,492	6,504	—	—	—	—	—	—	—	—

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Issuance of warrant to purchase 20,416 shares of Series A convertible preferred stock at $6.00 per share in connection with a financing agreement in February 2000	—	—	—	—	62	—	—	—	—	62
Issuance of restricted common stock at $0.60 per share in exchange for promissory notes in March 2000	—	—	145,881	—	87	(87)	—	—	—	—
Issuance of common stock to a university and to consultants at $0.60 per share in exchange for license rights and services in April and June 2000	—	—	2,566	—	1	—	—	—	—	1
Issuance of common stock at $0.60 per share upon exercise of options	—	—	244,985	—	148	—	—	—	—	148
Issuance of Series B convertible preferred stock at $15.00 per share in November 2000, less issuance costs of $59	2,033,304	30,441	—	—	—	—	—	—	—	—
Issuance of warrant to purchase 4,166 shares of Series B convertible preferred stock at $15.00 per share in connection with a lease agreement in November 2000	—	—	—	—	32	—	—	—	—	32

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Compensation expense relating to common stock options granted to consultants	—	—	—	—	62	—	—	—	—	62
Comprehensive loss:
Change in unrealized gain on investments	—	—	—	—	—	—	—	21	—	21
Net loss	—	—	—	—	—	—	—	—	(4,626)	(4,626)

Comprehensive loss										(4,605)

Balance at December 31, 2000 (carried forward)	4,678,291	$46,290	941,653	$1	$419	$(87)	$—	$21	$(4,945)	$(4,591)

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Balance at December 31, 2000 (brought forward)	4,678,291	$46,290	941,653	$1	$419	$(87)	$—	$21	$(4,945)	$(4,591)
Issuance of common stock at $0.06 to $1.50 per share upon exercise of options	—	—	104,182	—	153	—	—	—	—	153
Repurchase of common stock at $0.06 to $1.50 per share in February through December 2001	—	—	(13,874)	—	(9)	—	—	—	—	(9)
Issuance of warrant to purchase 21,332 shares of Series B convertible preferred stock at $15.00 per share in connection with an equipment financing arrangement in December 2001	—	—	—	—	209	—	—	—	—	209
Compensation expense relating to common stock options granted to consultants	—	—	—	—	17	—	—	—	—	17
Comprehensive loss:
Change in unrealized gain on investments	—	—	—	—	—	—	—	36	—	36
Net loss	—	—	—	—	—	—	—	—	(12,190)	(12,190)

Comprehensive loss										(12,154)

Balance at December 31, 2001 (carried forward)	4,678,291	$46,290	1,031,961	$1	$789	$(87)	$—	$57	$(17,135)	$(16,375)

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Balance at December 31, 2001 (brought forward)	4,678,291	$46,290	1,031,961	$1	$789	$(87)	$—	$57	$(17,135)	$(16,375)
Issuance of Series B convertible preferred stock at $15.00 per share in May 2002, less issuance costs of $41	2,926,659	43,859	—	—	—	—	—	—	—	—
Issuance of common stock at $1.50 and $1.80 per share upon exercise of options and vesting of early exercised options	—	—	101,305	—	156	—	—	—	—	156
Repurchase of common stock at $0.60 and $1.50 per share in May through December 2002	—	—	(3,357)	—	(2)	—	—	—	—	(2)
Issuance of common stock to officers and employees at $1.50 per share upon exercise of options in exchange for promissory notes	—	—	104,998	—	158	(158)	—	—	—	—
Reclassification of unvested common stock at $1.50 and $1.80 per share in March to December 2002	—	—	(19,990)	—	(34)	—	—	—	—	(34)
Issuance of warrant to purchase 4,000 shares of Series B convertible preferred stock at $15.00 per share in connection with an equipment financing agreement in November 2002	—	—	—	—	49	—	—	—	—	49
Compensation expense relating to common stock issued to a consultant at $1.80 per share	—	—	8,333	—	15	—	—	—	—	15

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Compensation expense relating to common stock options granted to consultants	—	—	—	—	33	—	—	—	—	33
Comprehensive loss:
Change in unrealized gain (loss) on investments	—	—	—	—	—	—	—	(52)	—	(52)
Net loss	—	—	—	—	—	—	—	—	(22,260)	(22,260)

Comprehensive loss										(22,312)

Balance at December 31, 2002 (carried forward)	7,604,950	$90,149	1,223,250	$1	$1,164	$(245)	$—	$5	$(39,395)	$(38,470)

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Balance at December 31, 2002 (brought forward)	7,604,950	$90,149	1,223,250	$1	$1,164	$(245)	$—	$5	$(39,395)	$(38,470)
Issuance of common stock at $1.50, $1.80 and $2.70 per share upon exercise of options and vesting of early exercised options	—	—	49,007		100	—	—	—	—	100
Repurchase of common stock at $0.60, $1.50 and $1.80 per share in February through December 2003	—	—	(1,169)	—	(1)	—	—	—	—	(1)
Reclassification of unvested common stock at $1.50, $1.80 and $2.70 per share in January to December 2003	—	—	(22,534)	—	(55)	—	—	—	—	(55)
Compensation expense relating to common stock issued to consultants at $1.80 and $2.70 per share	—	—	9,999	—	25	—	—	—	—	25
Compensation expense relating to common stock options granted to consultants	—	—	—	—	32	—	—	—	—	32
Comprehensive loss:
Change in unrealized gain on investments	—	—	—	—	—	—	—	6	—	6
Net loss	—	—	—	—	—	—	—	—	(25,331)	(25,331)

Comprehensive loss										(25,325)

Balance at December 31, 2003 (carried forward)	7,604,950	$90,149	1,258,553	$1	$1,265	$(245)	$—	$11	$(64,726)	$(63,694)

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Balance at December 31, 2003 (brought forward)	7,604,950	$90,149	1,258,553	$1	$1,265	$(245)	$—	$11	$(64,726)	$(63,694)
Issuance of Series C convertible preferred stock at $15.00 per share in January 2004, less issuance costs of $571	2,477,760	33,789	—	—	—	—	—	—	—	—
Issuance of warrants to purchase 708,549 shares of common stock at $0.06 per share in connection with Series C convertible preferred stock financing in January 2004	—	—	—	—	2,806	—	—	—	—	2,806
Issuance of Series D convertible preferred stock at $15.00 per share in December 2004, less issuance costs of $134	1,666,651	24,866	—	—	—	—	—	—	—	—
Issuance of common stock at $0.06 per share upon exercise of warrants in January and December 2004	—	—	14,788	—	1	—	—	—	—	1
Issuance of common stock at $1.50, $1.80, $2.70 and $3.60 per share upon exercise of options and vesting of early exercised options	—	—	480,132	1	1,119	(315)	—	—	—	805
Repurchase of common stock at $0.60, $1.50 and $1.80 per share in March through September 2004	—	—	(10,919)	—	(25)	—	—	—	—	(25)
Compensation expense relating to consultant options	—	—	—	—	181	—	—	—	—	181

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Reclassification of unvested common stock at $1.50, $1.80 and $2.70 per share in March through September 2004	—	—	(317,723)	—	(822)	—	—	—	—	(822)
Issuance of warrant to purchase 1,041 shares of Series C convertible preferred stock at $15.00 per share in connection with an equipment financing agreement in July 2004	—	—	—	—	12	—	—	—	—	12
Issuance of warrant to purchase 2,500 shares of common stock at $3.60 per share in connection with a license agreement in November 2004	—	—	—	—	28	—	—	—	—	28
Issuance of common stock to employee at $0.006 per share in September 2004 in connection with an employment agreement	—	—	149,999	—	1,449	—	(1,448)	—	—	1
Deferred stock compensation	—	—	—	—	2,002	—	(2,002)	—	—	—
Reversal of deferred stock compensation in connection with employee terminations	—	—	—	—	(28)	—	28	—	—	—
Amortization of deferred stock compensation	—	—	—	—	—	—	528	—	—	528
Compensation expense relating to common stock options granted to employees	—	—	—	—	250	—	—	—	—	250
Convertible preferred stock dividends payable	—	—	—	—	—	—	—	—	(97)	(97)

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT — (Continued)
Period from May 19, 1999 (inception) to December 31, 2004
(in thousands, except share and per share amounts)

								Accumulated	Deficit
	Convertible					Notes		Other	Accumulated
	Preferred Stock		Common Stock		Additional	Receivable	Deferred	Comprehensive	During the	Total
					Paid-in	From	Stock	Income	Development	Stockholders’
	Shares	Amount	Shares	Amount	Capital	Stockholders	Compensation	(Loss)	Stage	Deficit

Comprehensive loss:
Change in unrealized gain on investments	—	—	—	—	—	—	—	(111)	—	(111)
Net loss	—	—	—	—	—	—	—	—	(31,242)	(31,242)

Comprehensive loss										(31,353)

Balance at December 31, 2004	11,749,361	$148,804	1,574,830	$2	$8,238	$(560)	$(2,894)	$(100)	$(96,065)	$(91,379)

See accompanying notes.

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS
(in thousands)

				Period From
				May 19, 1999
	Year Ended December 31,			(Inception) to
				December 31,
	2002	2003	2004	2004

Operating activities
Net loss	$(22,260)	$(25,331)	$(31,242)	$(95,968)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	1,571	1,932	2,234	7,380
Amortization of investment premiums	199	607	476	1,488
Amortization of deferred compensation	—	—	528	528
Stock-based compensation expense-employees	—	—	250	250
Stock-based compensation expense-consultants	48	57	181	366
Change in assets and liabilities:
Accounts receivable	(3,150)	2,411	(615)	(1,354)
Other current assets	311	(239)	105	(1,094)
Deposits and other assets	39	95	9	256
Notes receivable from employees	(40)	—	(191)	(641)
Accounts payable	249	254	519	1,625
Accrued compensation	161	83	105	557
Accrued preclinical and clinical costs	—	1,363	1,577	2,940
Other accrued liabilities	19	161	1,129	1,936
Deferred revenue	2,976	1,896	(2,750)	2,146
Deferred rent and other	688	445	497	1,752

Net cash used in operating activities	(19,189)	(16,266)	(27,188)	(77,833)

Investing activities
Purchases of investments	(6,790)	(33,386)	(49,482)	(140,341)
Proceeds from maturities of investments	14,901	21,778	42,228	115,061
Change in restricted investments	759	10	(149)	(3,169)
Purchases of property and equipment	(2,470)	(685)	(1,483)	(8,625)

Net cash provided by (used in) investing activities	6,400	(12,283)	(8,886)	(37,074)

Financing activities
Proceeds from issuance of convertible preferred stock, net of issuance costs	43,858	—	61,462	151,410
Proceeds from issuance of note to investor	—	—	—	200
Proceeds from issuance of common stock and exercise of stock options	156	88	730	1,278
Proceeds from issuance of common stock upon exercise of warrants	—	—	1	1
Repurchases of common stock	(2)	(1)	(25)	(37)
Proceeds from equipment financing obligations	1,927	356	1,715	6,512
Principal payments on capital leases and equipment financing obligations	(1,948)	(2,455)	(2,548)	(7,903)

Net cash provided by (used in) financing activities	43,991	(2,012)	61,335	151,461

Net increase (decrease) in cash and cash equivalents	31,202	(30,561)	25,261	36,554
Cash and cash equivalents at beginning of period	10,652	41,854	11,293	—

Cash and cash equivalents at end of period	$41,854	$11,293	$36,554	$36,554

XENOPORT, INC.
(A Development Stage Company)
STATEMENTS OF CASH FLOWS—(Continued)

				Period From
				May 19, 1999
	Year Ended December 31,			(Inception) to
				December 31,
	2002	2003	2004	2004

Supplemental schedule of noncash investing and financing activities
Property and equipment acquired under capital leases	$—	$—	$—	$3,785

Warrants issued in connection with equipment financing and facility lease arrangements	$48	$—	$12	$389

Warrant issued in connection with a license agreement	$—	$—	$28	$28

Warrants issued in connection with a preferred stock financing	$—	$—	$2,806	$2,806

Issuance of common stock in exchange for notes receivable from stockholders	$158	$—	$315	$560

Issuance of convertible preferred stock for cancellation of indebtedness	$—	$—	$—	$200

Reclassification of the unvested portion of common stock from early exercises of stock options to a liability	$41	$55	$767	$863

Vesting of common stock from early exercises of stock options	$8	$12	$22	$42

Deferred stock compensation, net of forfeitures	$—	$—	$3,422	$3,422

Stock dividends payable to preferred stockholders	$—	$—	$97	$97

Supplemental disclosure of cash flow information
Interest paid	$465	$393	$219	$1,360

See accompanying notes.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS

1.	Organization and Summary of Significant Accounting Policies

Nature of Operation and Basis of Preparation
      XenoPort, Inc. (the Company) was incorporated in the state of Delaware on May  19, 1999. XenoPort is a biopharmaceutical company focused on developing a portfolio of internally discovered product candidates that utilize the body’s natural nutrient transporter mechanisms to improve the therapeutic benefits of existing drugs. Its facilities are located in Santa Clara, California. The Company’s primary activities since incorporation have been establishing its offices and research facilities, recruiting personnel, conducting research and development, performing business and financial planning and raising capital. Accordingly, the Company is considered to be in the development stage.

Need to Raise Additional Capital
      The Company has incurred significant net losses and negative cash flows from operations since its inception. At December 31, 2004, the Company had a deficit accumulated during the development stage of $96,065,000. At December 31, 2004, management believes that currently available cash and cash equivalents and short-term investments together with existing financing agreements will provide sufficient funds to enable the Company to meet its obligations through the first half of 2006. Management plans to continue to finance the Company’s operations with a combination of equity issuances, debt arrangements and revenues from collaborations with pharmaceutical companies, technology licenses and, in the longer term, product sales and royalties. If adequate funds are not available, the Company may be required to delay, reduce the scope of, or eliminate one or more of its development programs or obtain funds through collaborative arrangements with others that may require the Company to relinquish rights to certain of its technologies, product candidates or products that the Company would otherwise seek to develop or commercialize itself.

Unaudited Pro Forma Stockholders’ Equity
      On January 19, 2005, the Company filed a registration statement with the Securities and Exchange Commission (SEC) for the Company to sell shares of its common stock to the public. If the initial public offering is completed under the terms presently anticipated, all of the Series A, Series B, Series C and Series D preferred stock outstanding at the time of the offering will automatically convert into 11,755,794 shares of common stock (including 6,433 shares of common stock issuable upon payment of Series D preferred stock dividends at December 31, 2004). Unaudited pro forma stockholders’ equity, as adjusted for the assumed conversion of the preferred stock, is set forth on the accompanying balance sheets. The unaudited pro forma stockholders’ equity excludes the effect of the forgiveness of $150,000 principal amount and the repayment of $315,000 principal amount pursuant to the terms of two notes receivable from two officers upon the filing of the Company’s first registration statement with the SEC.

Reverse Stock Split
      The Company expects that its board of directors and stockholders will approve a 1-for-6 reverse split of the Company’s convertible preferred stock and common stock. Further, the Company expects that the reverse stock split will become effective prior to the completion of this offering. All share and per share amounts have been retroactively restated in the accompanying financial statements and notes for all periods presented assuming the reverse stock split will be completed.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

Use of Estimates
      The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Fair Value of Financial Instruments
      The carrying amounts of certain of the Company’s financial instruments, including cash and cash equivalents and investments, approximate fair value due to their short maturities. Based on borrowing rates currently available to the Company for loans and capital lease obligations with similar terms, the carrying value of the Company’s debt obligations approximates fair value.

Cash Equivalents and Short-Term Investments
      The Company considers all highly liquid investments with original maturities of 90 days or less at the time of purchase to be cash equivalents, which consist of money market funds, U.S. government debt securities, corporate debt securities and a certificate of deposit.
      Management determines the appropriate classification of securities at the time of purchase. All investments have been designated as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity may be one year or more beyond the current balance sheet date. Available-for-sale securities are carried at fair value with unrealized gains and losses reported as a component of accumulated other comprehensive income (loss) in stockholders’ equity.
      The amortized cost of securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other-than-temporary on available-for-sale securities, if any, are recorded in interest income and expense. The cost of securities sold is based on the specific-identification method. Interest and dividends are included in interest income.

Restricted Investments
      Under a facilities operating lease agreement, the Company is required to secure a letter of credit with cash or securities. At December 31, 2002, 2003 and 2004, the Company recorded $3,030,000, $3,020,000 and $3,019,000, respectively, of restricted investments related to the letter of credit (see Note 6).
      In 2004, in connection with the Company’s license to use radioactive materials in its research facilities, it must maintain a $150,000 letter of credit with the Radiological Health Branch of the State of California. This requirement has been fulfilled through a certificate of deposit with a financial institution. The fair value of the secured amount of $150,000 is represented as restricted investments on the balance sheet at December 31, 2004.

Concentrations of Credit Risk and Financial Instruments
      The Company invests cash that is not currently being used for operational purposes in accordance with its investment policy. The policy allows for the purchase of low risk debt securities issued by U.S. government agencies and very highly rated banks and corporations, subject to certain concentration limits. The maturities of these securities are maintained at no longer than 18 months. The Company believes its established guidelines for investment of its excess cash maintain safety and liquidity through its policies on diversification and investment maturity.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents, available-for-sale investment securities in high-credit quality debt securities issued by the U.S. government and government-sponsored enterprises and employee receivables. The carrying amounts of cash equivalents and available-for-sale investment securities approximate fair value due to their short term nature. The carrying amounts of borrowings under the Company’s debt facilities approximate fair value based on the current interest rates for similar borrowing arrangements.
      The Company is exposed to credit risk in the event of default by the institutions holding the cash and cash equivalents, and available-for-sale securities to the extent of the amounts recorded on the balance sheets.

Property and Equipment
      Property and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets, generally three to five years. Equipment under capital leases and leasehold improvements are amortized over their estimated useful lives or the remaining lease term, whichever is shorter.

Long-Lived Assets
      The Company periodically assesses the impairment of long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (SFAS 144). The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. If indicators of impairment exist, impairment loss would be recognized when estimated undiscounted future cash flows expected to result from the use of the asset and its eventual disposition is less than its carrying amount. The impairment charge is determined based on the excess of the carrying value of the asset over its fair value, with fair value determined based on an estimate of discounted future cash flows or other appropriate measure of fair value. Since inception, the Company has not recorded any impairment charges.

Revenue Recognition
      Revenue arrangements with multiple deliverables are accounted for under the provisions of Emerging Issues Task Force (EITF) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables, and are divided into separate units of accounting if certain criteria are met, including whether the delivered item has stand-alone value to the customer and whether there is objective and reliable evidence of fair value of the undelivered items in the arrangement. The consideration the Company receives is allocated among the separate units of accounting based on their respective fair values, and the applicable revenue recognition criteria, principally SEC Staff Accounting Bulletin (SAB) No. 104, Revenue Recognition in Financial Statements, are considered separately for each of the separate units.
      Non-refundable, up-front payments received in connection with the research and development collaboration agreements, including license fees and technology access funding that is intended for the development of the Company’s core technology, are deferred and recognized ratably over the relevant periods specified in the agreement, generally the research term.
      Revenue related to research services with the Company’s corporate collaborators is recognized as the services are performed over the period of the contract. Generally, the payments received are not refundable and are based on a contractual cost per full-time equivalent employee working on the project. Costs associated with research and development revenue under the collaborative research agreements approximate or exceed such revenue and are included in research and development expenses. Deferred revenue is recorded when the

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
Company does not incur the required level of effort during a specific period in comparison to funds received under the respective contracts.
      The Company has been awarded grants under the National Institute of Standards and Technology-Advanced Technology Program and National Institutes of Health for various research and development projects. The terms of these grant agreements are generally up to three years with various termination dates, the last of which is February 2005 for existing agreements. Revenue related to grants is recognized as related research and development expenses are incurred up to the limit of the prior approval funding amounts.

Research and Development
      All research and development costs, including those funded by third parties, are expensed as incurred. Research and development costs consist of salaries, employee benefits, laboratory supplies, costs associated with clinical trials, including amounts paid to clinical research organizations, other professional services and facility costs.

Clinical Trials
      The Company accrues and expenses costs for clinical trial activities performed by third parties based upon estimates of the percentage of work completed over the life of the individual study in accordance with agreements established with contract research organizations and clinical trial sites. The Company determines the estimates through discussion with internal clinical personnel and outside service providers as to progress or stage of completion of trials or services and the agreed upon fee to be paid for such services. Costs of setting up clinical trial sites for participation in the trials are expensed immediately as research and development expenses. Clinical trial site costs related to patient enrollment are accrued as patients are entered into the trial and reduced by any initial payment made to the clinical trial site when the first patient is enrolled.

Stock-Based Compensation
      The Company accounts for stock-based employee compensation arrangements using the intrinsic value method in accordance with the provisions of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and Financial Accounting Standard Board Interpretation (FIN) No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and has adopted the disclosure only provisions of SFAS No. 123, Accounting for Stock-Based Compensation.
      The following table illustrates the effect on net loss if the Company had applied the fair value recognition provisions of SFAS No. 123 to employee stock options. For purposes of pro forma disclosures, the estimated fair value of the options is assumed to be amortized to expense over the options’ vesting periods. The resulting effect on net loss pursuant to SFAS No. 123 is not likely to be representative of the effects on net loss pursuant

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
to SFAS No. 123 in future years, since future years are likely to include additional grants and the impact of future years’ vesting.

				Period From
				May 19, 1999
	Year Ended December 31,			(Inception) to
				December 31,
	2002	2003	2004	2004

	(in thousands, except per share amounts)
Net loss, as reported	$(22,260)	$(25,331)	$(31,242)	$(95,968)
Add: Stock-based employee compensation expense based on intrinsic value method	—	—	778	778
Less: Stock-based employee compensation expense determined under the fair value method for all awards	(275)	(327)	(873)	(1,658)

Pro forma net loss	(22,535)	(25,658)	(31,337)	(96,848)
Convertible preferred stock dividends	—	—	(97)	(97)

Pro forma loss applicable to common stockholders	$(22,535)	$(25,658)	$(31,434)	$(96,945)

Loss per share applicable to common stockholders:
Basic and diluted, as reported	$(33.20)	$(26.79)	$(25.51)

Basic and diluted, pro forma	$(33.61)	$(27.13)	$(25.59)

      During the year ended December 31, 2004, certain stock options were granted with exercise prices that were below the estimated fair value of the common stock at the date of grant. Deferred stock compensation of $3,450,000 was recorded during the year ended December 31, 2004 in accordance with APB 25, and will be amortized on a straight-line basis over the related vesting period of the options. During the year ended December 31, 2004, the Company reversed $28,000 of deferred stock compensation due to forfeitures in connection with employee terminations. The Company recorded employee stock compensation expense associated with the amortization of deferred stock compensation of $528,000 for the year ended December 31, 2004.
      The expected future amortization expense for deferred stock compensation as of December 31, 2004 is as follows (in thousands, unaudited):

2005	$1,054
2006	727
2007	727
2008	386

$2,894

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      The fair value for the Company’s employee stock options was estimated at the date of grant using the Black-Scholes option valuation method with the following assumptions:

	Year Ended December 31,

	2002	2003	2004

Dividend yield	0%	0%	0%
Volatility	0.75	0.75	0.80
Weighted-average expected life	5 years	5 years	5 years
Risk-free interest rate	4.00%	3.25%	4.27%
      Stock compensation arrangements to non-employees are accounted for in accordance with SFAS No. 123, as amended by SFAS No. 148, and EITF No. 96-18, Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services, using a fair value approach. The compensation costs of these options and warrants granted to nonemployees, including lenders and consultants, are re-measured over the vesting terms as earned, and the resulting value is recognized as an expense over the period of services received or the term of the related financing.
      On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), Share-Based Payment. SFAS 123R requires all share based payments to employees, including grants of employee stock options, to be recognized in the results of operations based on their fair values. The amendment is effective for the Company as of July 1, 2005. The Company expects to continue to grant stock-based compensation to employees. Although the Company has not performed any analysis to quantify the impact of the adoption of the new standard, the adoption of the new standard will have a material impact on the Company’s financial statements.

Income Taxes
      The Company utilizes the liability method of accounting for income taxes as required by SFAS No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax reporting bases of assets and liabilities and are measured using enacted tax rates and laws that are expected to be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

Comprehensive Loss
      The Company displays comprehensive loss and its components as part of the statements of convertible preferred stock and stockholders’ deficit. Comprehensive loss is comprised of net loss and unrealized gains (losses) on available-for-sale securities.

Loss Per Share
      Basic loss per share is calculated by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and without consideration for potential common shares. Diluted loss per share is computed by dividing the loss applicable to common stockholders by the weighted-average number of common shares outstanding for the period less the weighted average unvested common shares subject to repurchase and dilutive potential common shares for the period determined using the treasury-stock method. For purposes of this calculation, preferred stock, options to purchase stock and warrants are considered to be potential common shares and are only included in the calculation of diluted loss per share when their effect is dilutive.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      The unaudited pro forma basic and diluted loss per share calculations assume the conversion of all outstanding shares of preferred stock into shares of common stock using the as-if-converted method as of January 1, 2004 or the date of issuance, if later.

	Year Ended December 31,

	2002	2003	2004

Historical
Numerator:
Loss applicable to common stockholders (in thousands)	$(22,260)	$(25,331)	$(31,339)

Denominator:
Weighted-average common shares outstanding	1,185,218	1,260,426	1,480,211
Less: Weighted-average unvested common shares subject to repurchase	(514,806)	(314,758)	(251,604)

Denominator for basic and diluted loss per share applicable to common stockholders	670,412	945,668	1,228,607

Basic and diluted loss per share allocable to common stockholders	$(33.20)	$(26.79)	$(25.51)

Pro forma
Numerator:
Net loss (in thousands)			$(31,242)

Denominator:
Shares used above			1,228,607
Pro forma adjustments to reflect assumed weighted-average effect of conversion of preferred stock (unaudited)			10,047,853

Shares used to compute pro forma basic and diluted net loss per share (unaudited)			11,276,460

Pro forma basic and diluted net loss per share			$(2.77)

Historical outstanding dilutive securities not included in diluted loss per share applicable to common stockholders calculation
Preferred stock	7,604,950	7,604,950	11,749,361
Options to purchase common stock	473,327	793,385	1,260,053
Warrants outstanding	58,247	58,247	755,549

	8,136,524	8,456,582	13,764,963

Recent Accounting Pronouncements
      In March 2004, the EITF reached a consensus on EITF No. 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. EITF No. 03-1 provides guidance regarding disclosures about unrealized losses on available-for-sale debt and equity securities accounted for under SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities. The guidance for evaluating whether an investment is other-than-temporarily impaired should be applied in other-than-temporary impairment evaluations made in reporting periods beginning after June 15, 2004. In September 2004, the EITF delayed the effective date for the measurement and recognition guidance. We are in the process of evaluating the effect of adopting the measurement and recognition provisions of EITF No. 03-1.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

2.	Collaboration Revenue
      In November 2003, the Company entered into a two-year collaboration with Pfizer Inc to develop technologies that improve access of drugs to targets in the brain by exploiting active transport mechanisms in the cells that form the blood brain barrier. Under the terms of the arrangement, Pfizer agreed to pay the Company a non-refundable technology access fee and research funding fees paid quarterly in advance.
      In December 2002, the Company entered into a three-year collaboration with ALZA Corporation to discover, develop and commercialize pharmaceutical products that combine the Company’s active transport technologies and ALZA’s oral drug delivery technologies. Under the terms of the arrangement, ALZA agreed to pay the Company a non-refundable, up-front fee, research funding based upon levels of effort of full-time equivalent employees, as well as the potential to earn milestone payments and royalties. The agreement requires the Company to devote a specified number of employees to the research efforts. In December 2004, pursuant to the terms of the agreement, ALZA notified the Company of its intent to conclude the research portion of the collaboration in March 2005. This notification does not impact any of the historical revenue recognized under the agreement. The Company expects to recognize any remaining nonrefundable deferred revenue, to the extent research costs are not incurred, at the termination date.
      The following table presents the Company’s total revenue that has been recognized pursuant to its collaborations (in thousands):

				Period From
				May 19, 1999
				(Inception)
	Year Ended December 31,			to
				December 31,
	2002	2003	2004	2004

ALZA	$—	$5,053	$5,132	$10,285
Pfizer	—	104	3,750	3,854

	$—	$5,157	$8,882	$14,139

      The Company’s collaboration revenue is primarily from its partnerships with ALZA and Pfizer. Revenue from ALZA represented 98% and 58% of the Company’s collaboration revenue for the years ended December 31, 2003 and 2004, respectively, and 73% of revenue for the period from May 19, 1999 (inception) to December 31, 2004.
      The Company’s accounts receivable balance contains trade receivables from its collaborative research agreements and government grants. At December 31, 2003 and 2004, ALZA represented 56% and 91% of accounts receivable, respectively.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

3.	Cash and Cash Equivalents, Short-Term Investments and Restricted Investments
      The following are summaries of cash and cash equivalents, short-term investments and restricted investments (in thousands):

		Gross
		Unrealized	Estimated
	Cost	Gains	Fair Value

As of December 31, 2003:
Cash	$2,810	$—	$2,810
Money market funds	8,483	—	8,483
Government debt securities	17,014	11	17,025
Certificate of deposit	3,020	—	3,020

	$31,327	$11	$31,338

Reported as:
Cash and cash equivalents			$11,293
Short-term investments			17,025
Restricted investments			3,020

			$31,338

		Gross
		Unrealized	Estimated
	Cost	Losses	Fair Value

As of December 31, 2004:
Cash	$2,748	$—	$2,748
Money market funds	33,806	—	33,806
Government debt securities	23,791	(100)	23,691
Certificate of deposit	3,169	—	3,169

	$63,514	$(100)	$63,414

Reported as:
Cash and cash equivalents			$36,554
Short-term investments			23,691
Restricted investments			3,169

			$63,414

      At December 31, 2003 and 2004, the contractual maturities of investments held were less than one year. There were no gross realized gains or losses from sales of securities in the periods presented.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

4.	Property and Equipment
      Property and equipment consist of the following (in thousands):

	December 31,

	2003	2004

Laboratory equipment	$7,652	$8,412
Furniture and fixtures	326	319
Computer equipment and software	1,497	1,925
Leasehold improvements	1,452	1,754

	10,927	12,410
Less: Accumulated depreciation and amortization	(5,146)	(7,380)

Property and equipment, net	$5,781	$5,030

      At December 31, 2003 and 2004, equipment under capital leases was $3,726,000 and $3,726,000, respectively, with accumulated amortization of $2,500,000 and $3,207,000, respectively.

5.	Employee Notes Receivable
      As of December 31, 2004, the Company has issued full recourse notes receivable totaling $491,000 to employees and officers to finance the purchases of personal assets. The notes are secured by the deeds of trust on the residences of the employees and officers and require interest at rates ranging from 3.44% to 4.99% per annum. The principal and any accrued interest on the notes are payable on the earlier of termination of employment or seven years from the date of issuance. The maturity dates range from August 2008 to February 2011. Accrued interest is forgiven on each note’s anniversary date.
      Additionally, in August 2004, the Company issued a full recourse note receivable of $150,000 to an officer to finance the purchase of personal assets. The note is secured by a deed of trust on his residence and require interest at the rate of 4.0% per annum. The principal and any accrued interest are payable on the earlier of termination of employment or August 2011. Accrued interest is forgiven on each anniversary date of the note. The principal and any accrued interest is required to be forgiven by the Company immediately prior to the filing by the Company of its first registration statement with the SEC under the Securities Act of 1933. For any amounts forgiven under this note, the officer is entitled to receive cash payments from the Company in an amount sufficient to pay any U.S. federal and state personal income tax liabilities, not to exceed $115,000. This note and accrued interest thereon were forgiven by the Company in January 2005.

6.	Commitments

Operating Leases
      The Company has entered into an operating lease arrangement for office and laboratory space in Santa Clara, California. The Santa Clara operating lease, which commenced in December 2001, has an initial term of ten years and may be extended at the end of the term for two additional periods of five years each. The Company is recognizing rent expense evenly over the lease term. Deferred rent of $1,254,000 and $1,682,000 at December 31, 2003 and 2004, respectively, represents the difference between rent expense recognized and actual cash payments related to the Company’s operating lease.
      In connection with the Santa Clara operating lease, the Company has entered into a letter of credit agreement in the amount of $3,000,000 with a financial institution that requires the Company, at its option, to secure the letter of credit with either $3,000,000 of cash or certificate of deposit, or securities with a fair

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
market value of at least $3,750,000. The fair value of the certificates of deposit of $3,020,000 and $3,019,000 are presented as restricted investments on the balance sheets at December 31, 2003 and 2004, respectively. Under the terms of the operating lease agreement, provided that the Company has not been in default under the lease, the amount of the letter of credit will be reduced to $1,500,000 in December 2006. This letter of credit will be required until the termination of the lease.
      In April 2004, the Company entered into a sublease agreement to rent out a portion of its facilities not in use. The sublease agreement provides for monthly rental income of $52,000 for the first year and $66,000 monthly rental income for the second year, with a one-year extension at the end of the two-year term. The Company records the monthly sublease income as an offset to rent expense. Sublease income recorded for the year ended December 31, 2004 was $416,000.
      Rent expense, net of sublease income, was $3,896,000, $3,716,000 and $3,300,000 for the years ended December 31, 2002, 2003 and 2004, respectively, and $13,149,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      Future minimum payments under all noncancelable operating leases are as follows at December 31, 2004 (in thousands):

Year ended December 31,
2005	$3,594
2006	3,711
2007	3,832
2008	3,956
2009	4,085
2010 and thereafter	8,199

Total minimum lease payments	$27,377

Capital Leases and Equipment Financing Obligations
      In February 2000, the Company entered into an equipment capital lease with aggregate principal of $3,500,000. Payments are made in monthly installments over a 48-month period. In conjunction with this arrangement, the Company issued to the lessor a warrant to purchase 20,416 shares of the Company’s Series A convertible preferred stock at $6.00 per share (see Note 7).
      In December 2001, the Company entered into an equipment financing arrangement for borrowings of up to $4,000,000. Obligations under the arrangement are secured by the assets financed. Interest is approximately 9.8% and payments are made monthly over 36 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 21,332 shares of the Company’s Series B convertible preferred stock at $15.00 per share (see Note 7). At December 31, 2003 and 2004, the Company had fully utilized the borrowing capacity under this agreement. Amounts outstanding under this agreement were $1,673,000 and $238,000 on December 31, 2003 and 2004, respectively.
      In November 2002, the Company entered into another equipment financing arrangement for borrowings of up to $2,000,000. Obligations under the arrangement are secured by assets financed. Interest is approximately 8.26% and payments under each draw are made monthly over 36 to 48 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 4,000 shares of the Company’s Series B convertible preferred stock at $15.00 per share (see Note 7). Borrowing capacity under the agreement expired in June 2003, thus at December 31, 2003 and 2004 no funds are available for future draw

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
down. Amounts outstanding under this agreement were $632,000 and $430,000 at December 31, 2003 and 2004, respectively.
      In July 2004, the Company entered into another equipment financing arrangement for borrowings of up to $1,800,000. Interest is based on a 36- or 48-month U.S. Treasury note yield plus 5.75% or 5.55%, respectively (approximately 9.00% and 9.19%, at December 31, 2004, respectively). Obligations under the arrangement are secured by assets financed and repayment terms are monthly over 36 to 48 months. In conjunction with this arrangement, the Company issued to the lender a warrant to purchase 1,041 shares of the Company’s Series C convertible preferred stock at $15.00 per share (see Note 7). The agreement expires in May 2005, thus at May 31, 2005 no funds will be available for future draw down. At December 31, 2004, $1,580,000 was outstanding under this arrangement.
      At December 31, 2004, future minimum payments under the capital lease and the equipment financing arrangements are as follows (in thousands):

		Equipment
	Capital	Financing
	Lease	Arrangements

Year ended December 31,
2005	$148	$923
2006	—	692
2007	—	476
2008	—	157

Total minimum payments required	148	2,248
Less: Amount representing interest for capital lease	(3)	—

Present value of future payments	145	2,248
Less: Current portion	(145)	(923)

Noncurrent portion	$—	$1,325

      In connection with the equipment financing arrangements, the Company is restricted from paying cash dividends or distributions on any equity with the exception of dividends payable solely in common stock.

Guarantees and Indemnifications
      The Company, as permitted under Delaware law and in accordance with its Bylaws, indemnifies its officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at the Company’s request in such capacity. The term of the indemnification period is for the officer’s or director’s lifetime. The Company may terminate the indemnification agreements with its officers and directors upon 90 days’ written notice, but termination will not affect claims for indemnification relating to events occurring prior to the effective date of termination. The maximum amount of potential future indemnification is unlimited; however, the Company has a director and officer insurance policy that limits its exposure and may enable it to recover a portion of any future amounts paid. The Company believes the fair value of these indemnification agreements is minimal. Accordingly, the Company has not recorded any liabilities for these agreements as of December 31, 2004.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

Contingencies
      From time to time, the Company may become involved in claims and other legal matters arising in the ordinary course of business. Management is not currently aware of any matters that will have a material adverse affect on the financial position, results of operations or cash flows of the Company.

7.	Convertible Preferred Stock
      At December 31, 2003 and 2004, the Company was authorized to issue 7,685,749 and 12,308,734 shares of convertible preferred stock (preferred stock), respectively.

		Shares	Aggregate
	Shares	Issued and	Liquidation
	Designated	Outstanding	Preference

			(in thousands)
December 31, 2003:
Series A	2,689,583	2,644,987	$15,870
Series B	4,996,166	4,959,963	74,400

	7,685,749	7,604,950	$90,270

		Shares	Aggregate
	Shares	Issued and	Liquidation
	Designated	Outstanding	Preference

			(in thousands)
December 31, 2004:
Series A	2,673,750	2,644,987	$15,870
Series B	4,989,500	4,959,963	74,400
Series C	2,478,818	2,477,760	37,167
Series D	2,166,666	1,666,651	25,000

	12,308,734	11,749,361	$152,437

      In January and February 2004, the Company issued a total of 2,477,760 shares of Series C preferred stock at $15.00 per share resulting in net cash proceeds of approximately $36,595,000. In December 2004, the Company issued 1,666,651 shares of Series D preferred stock at $15.00 per share, raising net proceeds of $24,867,000.
      The Company initially recorded the Series A, Series B, Series C and Series D preferred stock at their fair values on the dates of issuance, net of issuance costs. A redemption event will only occur upon the liquidation or winding up of the Company, a greater than 50% change of control or sale of substantially all of the assets of the Company. As the redemption event is outside the control of the Company, all shares of preferred stock have been presented outside of permanent equity in accordance with EITF Topic D-98, Classification and Measurement of Redeemable Securities. Further, the Company has also elected not to adjust the carrying values of the Series A, Series B, Series C and Series D preferred stock to the redemption value of such shares, since it is uncertain whether or when a redemption event will occur. Subsequent adjustments to increase the carrying values to the redemption values will be made when it becomes probable that such redemption will occur.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      The rights and features of the Company’s preferred stock are as follows:

Conversion and Voting Rights
      All series of preferred stock are convertible at the option of the stockholders at any time into common stock on a one-for-one basis, subject to adjustment for antidilution, and carry voting rights equivalent to common stock. Conversion is automatic upon the closing of an underwritten public offering with aggregate offering proceeds exceeding $50,000,000 and an offering price of at least $5.00 per share (appropriately adjusted for any stock splits, stock dividends, recapitalization or similar events) or upon agreement of the majority of holders of the outstanding preferred stock.

Dividends
      Each share of Series D preferred stock, prior and in preference to any declaration or payment of any dividend on the Company’s Series A, Series B and Series C preferred stock and common stock, is entitled to receive dividends in shares of Series D preferred stock at the rate of $1.35 per share of Series D preferred stock per annum (as adjusted for stock splits, stock dividends or similar events with respect to such shares).
      The Series D preferred stock dividend is payable only upon a liquidation event as defined in the stock purchase agreement and is accrued on a straight-line basis per annum. As of December 31, 2004, the Company recorded $97,000 of convertible preferred stock dividends payable which will be payable in 6,433 shares of Series D preferred stock.
      Holders of Series C preferred stock are entitled to noncumulative dividends of $1.20 per share in preference to holders of Series A and Series B preferred stock, if and when declared by the board of directors. Holders of Series A and Series B preferred stock are entitled to noncumulative dividends of $0.48 and $1.20 per share, respectively, if and when declared by the board of directors. These dividends are to be paid in advance of any distributions to common stockholders. After dividends have been paid to the holders of the preferred stock, any additional dividends shall then be paid among the holders of the preferred stock and common stock then outstanding in proportion to the greatest whole number of shares of common stock held (assuming conversion of preferred stock). No dividends have been declared or paid by the Company through December 31, 2004.

Liquidation
      In the event of a liquidation, dissolution or winding up of the Company, the holders of Series D preferred stock would be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Series A, Series B and Series C preferred stock and common stock, $15.00 per share, together with any declared but unpaid dividends. Holders of Series C preferred stock would be entitled to receive, prior and in preference to any distribution of any of the assets or surplus funds of the Company to holders of Series A and Series B preferred stock and common stock, $15.00 per share, together with any declared but unpaid dividends. Holders of Series A and Series B preferred stock would be entitled to receive, prior and in preference to any distributions of any of the assets or surplus funds of the Company to holders of common stock, $6.00 and $15.00 per share, respectively, together with any declared but unpaid dividends. After payment of these preferential amounts, the remaining assets of the Company shall be distributed among the holders of the preferred stock and common stock on a pro rata basis based on the number of shares of common stock held (assuming conversion of preferred stock). The distributions to the preferred stockholders, including liquidation preferences, are subject to a limit of $15.00 per share of Series A preferred stock and $37.50 per share of Series B, Series C and Series D preferred stock. Any remaining assets would be distributed to the common stockholders. A merger or the sale of substantially all of the assets of the Company is defined as a liquidation event.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

8.	Stockholders’ Deficit

Common Stock
      At December 31, 2003 and December 31, 2004, the Company was authorized to issue 13,333,333 and 18,500,000 shares, respectively, of common stock.
      In September 2002, the Company issued 8,333 shares of common stock to a consultant upon execution of a license agreement. No cash was received for the common stock and, accordingly, the Company recorded $15,000 of compensation expense, reflecting the fair value of shares issued, in the statement of operations for the year ended December 31, 2002.
      In April and November 2003, the Company issued 9,999 shares of common stock to two consultants upon the execution of consulting agreements. No cash was received for the common stock and, accordingly, the Company recorded $25,000 of compensation expense, reflecting the fair value of shares issued, in the statement of operations for the year ended December 31, 2003.

1999 Stock Plan
      Under the 1999 Stock Plan (the Plan), options or stock purchase rights may be granted by the board of directors to employees, directors and consultants. Options granted may be either incentive stock options or nonstatutory stock options. Incentive stock options may be granted to employees with exercise prices of no less than the fair value, and nonstatutory options may be granted to employees, directors or consultants at exercise prices of no less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. Options vest as determined by the board of directors, generally at the rate of 25% at the end of the first year, with the remaining balance vesting ratably over the next three years. Options granted under the Plan expire no more than ten years after the date of grant.
      Stock purchased under stock purchase rights is subject to a repurchase option by the Company upon termination of the purchaser’s employment or services. The repurchase right lapses over a period of time as determined by the board of directors.
      The Plan allows for the early exercise of options prior to vesting. In accordance with EITF No. 00-23, Issues Related to Accounting for Stock Compensation under APB Opinion No. 25 and FASB Interpretation No. 44, stock options granted or modified after March 21, 2002 that are subsequently exercised for cash prior to vesting are not deemed to be issued until those shares vest. Since March 21, 2002, the Company has issued an aggregate of 449,835 shares of common stock pursuant to the early exercise of stock options. As of December 31, 2003 and 2004, there were 35,540 and 317,723, respectively, of these shares issued subject to the Company’s right to repurchase at the original issuance price. The amounts received in exchange for these shares have been recorded as a liability for early exercise of stock options in the accompanying balance sheets and will be reclassified into equity as the shares vest.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      A summary of activity in the Plan, through December 31, 2004, is as follows:

		Options Outstanding

	Shares		Weighted-
	Available		average
	for	Number	Exercise
	Grant	of Options	Price

Balance at inception (May 19, 1999)	—	—	—
Shares authorized	451,766	—	—

Balance at December 31, 1999	451,766	—	—
Shares authorized	201,682	—	—
Options granted	(255,817)	255,817	$0.62
Options exercised	—	(244,985)	$0.60
Shares purchased under stock purchase rights	(145,881)	—	$0.60

Balance at December 31, 2000	251,750	10,832	$1.02
Shares authorized	550,000	—	—
Options granted	(431,134)	431,134	$1.50
Options canceled	3,303	(3,303)	$1.27
Options exercised	—	(104,182)	$1.46
Shares repurchased	13,874	—	$0.63

Balance at December 31, 2001	387,793	334,481	$1.50
Shares authorized	333,333	—	—
Options granted	(334,639)	334,639	$1.59
Options canceled	9,480	(9,480)	$1.55
Options exercised	—	(186,313)	$1.53
Shares repurchased	3,357	—	$0.61

Balance at December 31, 2002	399,324	473,327	$1.55
Shares authorized	500,000	—	—
Options granted	(349,362)	349,362	$2.25
Options canceled	2,831	(2,831)	$1.67
Options exercised	—	(26,473)	$2.30
Shares repurchased	1,169	—	$1.08

Balance at December 31, 2003	553,962	793,385	$1.84
Shares authorized	166,666	—	—
Options granted	(657,637)	657,637	$2.73
Options canceled	28,560	(28,560)	$2.32
Options exercised	—	(162,409)	$1.89
Shares repurchased	10,919	—	$2.33

Balance at December 31, 2004	102,470	1,260,053	$2.29

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
     Details of the Company’s stock options by exercise price at December 31, 2003 is as follows:

	Options Outstanding and Exercisable

		Weighted-
		average
		Remaining	Weighted-
	Number of	Contractual	average
	Outstanding	Life	Exercise
Exercise Price	Options	(in years)	Price

$0.60	833	6.05	$0.60
$1.50	383,905	7.94	$1.50
$1.80	248,004	8.88	$1.80
$2.70	160,643	9.66	$2.70

	793,385	8.63	$1.84

      Details of the Company’s stock options by exercise price at December 31, 2004 is as follows:

	Options Outstanding and Exercisable

		Weighted-
		average
		Remaining	Weighted-
	Number of	Contractual	average
	Outstanding	Life	Exercise
Exercise Price	Options	(in years)	Price

$0.60	883	5.05	$0.60
$1.50	288,435	6.91	$1.50
$1.80	205,441	7.99	$1.80
$2.70	749,746	8.84	$2.70
$3.60	15,598	9.86	$3.60

	1,260,053	8.30	$2.29

      All options outstanding at December 31, 2002, 2003 and 2004 were exercisable. The weighted-average grant date fair values of options granted in the years ended December 31, 2002, 2003 and 2004 were $1.01, $1.41 and $5.92 per share, respectively.

Stock Options Granted to Non-Employees
      The Company granted options to purchase 31,832, 4,999 and 24,997 shares of common stock to consultants during the years ended December 31, 2002, 2003 and 2004, respectively. During the period from May 19, 1999 (inception) to December 31, 2004, the Company granted options to purchase 135,657 shares of common stock to consultants. Compensation expense related to the fair value of these options totaled $33,000, $32,000 and $255,000 for the years ended December 31, 2002, 2003 and 2004, respectively. Compensation expense related to the fair value of these options was $325,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      The fair value of options granted to non-employees during the years ended December 31, 2002, 2003 and 2004 were estimated using the Black-Scholes method with the following weighted-average assumptions: a dividend yield of zero, volatility of 0.75, 0.75 and 0.80, respectively, a maximum contractual life of ten years and a risk-free interest rate of 4.5%, 4.0% and 4.3%, respectively.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)

Restricted Stock Purchases
      Prior to its adoption of the 1999 Stock Plan, the Company issued 394,878 shares of its common stock to founders, officers and consultants of the Company under restricted stock purchase agreements. Under the terms of the restricted stock purchase agreements, shares purchased generally vested over a three- to four-year period. Upon termination of employment or services, unvested shares were subject to repurchase by the Company at the original issuance price. As of December 31, 2003 and 2004, all shares had vested and are no longer subject to repurchase.
      In 2000, the Company issued 83,886 shares to employees under restricted stock purchase agreements that cliff vest at the end of five years unless certain performance-related criteria are met. As of December 31, 2003 and 2004, all criteria had been met and all shares have vested.
      In 2000, three employees purchased 145,881 shares of common stock under restricted stock purchase agreements by means of full-recourse promissory notes that bear interest at a rate of 6.71% and are repayable in full in March 2005. In 2002, three employees purchased 104,998 shares of common stock under restricted stock purchase agreements by means of full-recourse promissory notes that bear interest at rates from between 4.49% to 4.65% and are repayable in full in January and April 2007. Compensation expense resulting from the issuance of restricted stock in exchange for full-recourse promissory notes was not material. At December 31, 2003 and 2004, the principal outstanding relating to all notes was $245,000.
      In September 2004, an officer acquired 149,999 shares of common stock under restricted stock purchase agreements for an aggregate purchase price of $900. Upon termination of employment, the shares are subject to right of repurchase by the Company at the original purchase price of $0.006 per share. The Company’s repurchase rights lapse as follows: ratably on a monthly basis over a four-year period for 116,666 shares; and for 33,333 shares, 50% in March 2005 and 50% in September 2005. Total deferred compensation of $1,448,000, reflecting the difference between the fair value of the award and the purchase price on the date of purchase, was recorded for this arrangement and will be amortized as stock compensation expense as the shares vest. $201,000 of compensation expense was recorded in the year ended December 31, 2004.

Notes Receivable from Stockholders
      In March 2000, the Company issued non-recourse notes receivable in the aggregate of $88,000 to three employees to finance the exercise of options to purchase 145,881 shares of common stock. The notes are secured by the common stock and bore interest at the rate of 6.71% per annum. The principal and any accrued interest on the notes are payable in March 2005. The notes were repaid in their entirety in February 2005.
      In January 2002, the Company issued a non-recourse note receivable of $125,000 to an officer to finance the exercise of an option to purchase 83,333 shares of the Company’s common stock. The note is secured by the common stock and bears interest at the rate of 4.49% per annum. The principal and any accrued interest are payable in January 2007. The shares acquired are subject to repurchase by the Company at the original option price of $1.50 per share. The repurchase right lapses through July 2006. This stock compensation arrangement is a variable award under EITF No. 00-23, and compensation expense is recorded for shares that “vest” (no longer subject to repurchase) each period. The per share expense is calculated as the difference between fair value per share and the option price. In the years ended December 31, 2002, 2003 and 2004, compensation expense of $0, $0 and $149,000 was recorded for this arrangement. Approximately 10,417 shares remain subject to repurchase by the Company at December 31, 2004.
      In September 2004, the Company issued a non-recourse note receivable of $315,000 to an officer to finance the exercise of an option to purchase 116,665 shares of the Company’s common stock. The note was secured by the common stock and bore interest at the rate of 2.34% per annum. The principal and any accrued interest were payable on the earlier of termination of employment, immediately prior to the filing by the

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
Company of its first registration statement with the SEC under the Securities Act of 1933 or September 2011. Accrued interest was forgivable on each anniversary date of the note. The options for 49,999 shares vest ratably on a monthly basis over a four-year period ending September 2008. The options for 66,666 shares cliff vest in September 2008, provided that 50% of the shares accelerated and vested in January 2005, and 50% of the shares will accelerate and vest at the time the Company achieves a market capitalization of $500 million. Unvested shares are subject to repurchase by the Company upon the officer’s termination of employment at the original option price of $2.70 per share. This stock compensation arrangement is a variable award under EITF No. 00-23 and compensation expense is recorded for shares that “vest” (no longer subject to repurchase) each period. The per share expense is calculated as the difference between fair value per share and the option price. In the year ended December 31, 2004, compensation expense of $101,000 was recorded for this arrangement. In January 2005, this note was repaid in full.

Warrants
      In January 2000, in connection with a property lease agreement, the Company issued to the landlord a warrant to purchase an aggregate of 12,499 shares of the Company’s Series A preferred stock at $6.00 per share. The warrant was initially exercisable for 8,333 shares. The remaining 4,166 shares were exercisable only in the event that the Company extended the term of the lease agreement. Effective February 28, 2002, the Company terminated the lease agreement; therefore, the 4,166 shares were forfeited. The warrant is exercisable for a period of up to seven years ending January 2007. The fair value of the warrant, determined to be $25,000 using the Black-Scholes method, was recorded by the Company and recognized as additional rental expense over the remaining lease term, which ended in February 2002. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 6%, a contractual term of seven years, no dividend yield and a volatility factor of 0.50. Rent expense recognized during the year ended December 31, 2002 related to this warrant was $8,000 and $25,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      In February 2000, in connection with an equipment capital lease agreement (see Note 6), the Company issued the lender a warrant to purchase an aggregate of 20,416 shares of the Company’s Series A preferred stock at $6.00 per share. The warrant is exercisable until February 2005 or the third anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $62,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 6%, a contractual term of five years, no dividend yield and a volatility factor of 0.50. Interest expense recognized during the years ended December 31, 2002, 2003 and 2004 related to this warrant was $13,000 in each year and $62,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      In November 2000, in connection with the same property lease agreement, the Company issued the landlord a warrant to purchase an aggregate of 4,166 shares of the Company’s Series B preferred stock at $15.00 per share. The warrant is exercisable for a period of up to seven years ending November 2007. The fair value of the warrant, determined to be $32,000 using the Black-Scholes method, was recorded by the Company and recognized as additional rental expense over the remaining lease term which ended in February 2002. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 6%, a contractual term of seven years, no dividend yield and a volatility factor of 0.50. Rent expense recognized during the year ended December 31, 2002 related to this warrant was $25,000 and $32,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      In December 2001, in connection with an equipment financing agreement, the Company issued the lender a warrant to purchase an aggregate of 21,332 shares of the Company’s Series B preferred stock at

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
$15.00 per share. The warrant is exercisable until December 2011 or the seventh anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $209,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of ten years, no dividend yield and a volatility factor of 0.50. Interest expense recognized during the years ended December 31, 2002, 2003 and 2004 related to this warrant was $70,000, $70,000 and $64,000, respectively, and $209,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      In November 2002, in connection with an equipment financing agreement, the Company issued the lender a warrant to purchase 4,000 shares of the Company’s Series B preferred stock at $15.00 per share. The warrant is exercisable until November 2012 or the seventh anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $48,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of ten years, no dividend yield and a volatility factor of 0.75. Interest expense recognized during the years ended December 31, 2002, 2003 and 2004 related to this warrant was $2,000, $12,000 and $12,000, respectively, and $26,000 for the period from May 19, 1999 (inception) to December 31, 2004.
      In January 2004, in connection with the Series C preferred stock, the Company issued warrants to purchase 708,549 shares of the Company’s common stock at $0.06 per share. The warrants are exercisable for five years or the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrants, determined to be $2,806,000 using the Black-Scholes method, was recorded by the Company as part of stockholder’s equity. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of five years, no dividend yield and a volatility factor of 0.80. During 2004, warrants were exercised for 14,788 shares of common stock for cash of $1,000.
      In July 2004, in connection with an equipment financing agreement, the Company issued the lender a warrant to purchase 1,041 shares of the Company’s Series C preferred stock at $15.00 per share. The warrant is exercisable for ten years or up to the third anniversary of the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $12,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional interest expense over the term of the related debt. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4%, a contractual term of ten years, no dividend yield and a volatility factor of 0.80. Interest expense recognized during the year ended December 31, 2004 and for the period from May 19, 1999 (inception) to December 31, 2004 related to this warrant was $2,000.
      In November 2004, in connection with an amendment to an agreement to license technology from a U.S. university, the Company issued to the licensor a warrant to purchase 2,500 shares of the Company’s common stock at $3.60 per share. The warrant is exercisable for three years or up to the effective date of the Company’s initial public offering, whichever is earlier. The fair value of the warrant, determined to be $28,000 using the Black-Scholes method, was recorded by the Company and will be recognized as additional research and development expense over the term of the related agreement. The assumptions used in calculating the fair value were as follows: a risk-free interest rate of 4.23%, a contractual term of three years, no dividend yield and a volatility factor of 0.80. Research and development expense recognized during the year ended December 31, 2004 and for the period from May 19, 1999 (inception) to December 31, 2004 related to this warrant was $2,000. The original agreement was entered into on April 10, 2000 and, together with the amendment, is effective until the later of the last to expire patent within the patent rights licensed or 10 years following the first commercial sale of licensed product. In exchange for annual license payments and certain milestone

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
payments, the Company has exclusive rights including a right to grant sublicenses worldwide. The Company recognizes the annual license fee as part of research and development expense. To date, the Company has not sublicensed the technology.

Reserved Shares
      The Company had reserved shares of common stock for future issuances as follows:

December 31,
2004

Convertible preferred stock	11,749,361
Convertible preferred stock dividends	6,433
Warrants outstanding:
To purchase Series A preferred stock (assuming conversion)	28,749
To purchase Series B preferred stock (assuming conversion)	29,498
To purchase Series C preferred stock (assuming conversion)	1,041
To purchase common stock	696,261
1999 Stock Plan:
Shares available for grant	102,470
Options outstanding	1,263,053

13,876,866

9.	Income Taxes
      There is no provision for income taxes because the Company has incurred operating losses. Deferred income taxes reflect the net tax effects of net operating loss and tax credit carryovers and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company’s deferred tax assets are as follows (in thousands):

	December 31,

	2003	2004

Net operating losses	$22,180	$33,155
Research credits	3,170	5,209
Capitalized research and development	1,080	2,779
Other	2,670	2,150

Total deferred tax assets	29,100	43,293
Valuation allowance	(29,100)	(43,293)

Net deferred tax assets	$—	$—

      Realization of deferred tax assets is dependent upon future earnings, if any, the timing and amount of which are uncertain. Accordingly, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $9,400,000, $11,009,000 and $14,193,000 during 2002, 2003 and 2004, respectively.
      As of December 31, 2004, the Company had net operating loss carryforwards for federal income tax purposes of $88,078,000 which expire in the years 2019 through 2024 and federal research and development tax credits of $3,382,000 which expire in the years 2020 through 2024.

XENOPORT, INC.
(A Development Stage Company)
NOTES TO FINANCIAL STATEMENTS—(Continued)
      As of December 31, 2004, the Company had net operating loss carryforwards for state income tax purposes of $40,504,000 which expire in the years 2009 through 2014 and state research and development tax credits of $2,810,000 which do not expire.
      Utilization of the Company’s net operating loss and credit carryforwards may be subject to substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. Such annual limitation could result in the expiration of the net operating loss and credits before utilization.

10.	Subsequent Events

2005 Employee Stock Purchase Plan
      In January 2005, the Board of Directors adopted the 2005 Employee Stock Purchase Plan, the Purchase Plan, subject to stockholder approval. The Company has reserved a total of 41,666 shares of common stock for issuance under the Purchase Plan. In addition, the Board of Directors may increase the share reserve as of each January 1, from January 1, 2006 through January 1, 2015, by an amount not to exceed the lesser of 1% of the total number of shares of common stock outstanding on December 31 of the preceding calendar year or 41,666 shares. The Purchase Plan permits eligible employees to purchase common stock at a discount through payroll deductions during defined offering periods. The price at which the stock is purchased is equal to the lower of 85% of the fair market value of the common stock at the beginning of an offering period or after a purchase period end. No shares have been issued under this plan.

1999 Stock Plan
      In January 2005, the Board of Directors authorized an additional 416,666 shares of common stock reserved for issuance under the 1999 Stock Plan. As of February 25, 2005, the Company granted stock options to purchase 373,771 shares of common stock to employees and directors and expects to record additional deferred stock compensation of $3,138,000 related to such grants. The Company expects to amortize the amount over the related vesting period of four years on a straight-line basis.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution
      The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All the amounts shown are estimates except the SEC registration fee, the Nasdaq National Market fee and the NASD filing fee.

	Amount

SEC registration fee		$10,152
NASD filing fee		9,125
Nasdaq National Market fee		100,000
Accounting fees and expenses		600,000
Blue sky qualification fees and expenses		5,000
Printing and engraving expenses		200,000
Legal fees and expenses		700,000
Transfer agent and registrar fees		10,000
Miscellaneous fees and expenses		*

Total	$	*

*	To be completed by amendment.

Item 14.	Indemnification of Directors and Officers
      As permitted by Section 145 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and bylaws provide that: (1) we are required to indemnify our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law; (2) we may, in our discretion, indemnify our other officers, employees and agents as set forth in the Delaware General Corporation Law; (3) we are required to advance all expenses incurred by our directors and executive officers in connection with certain legal proceedings; (4) the rights conferred in the bylaws are not exclusive; and (5) we are authorized to enter into indemnification agreements with our directors, officers, employees and agents.
      We have entered into agreements with our directors and officers that require us to indemnify such persons against expenses, judgments, fines, settlements and other amounts that any such person becomes legally obligated to pay (including with respect to a derivative action) in connection with any proceeding, whether actual or threatened, to which such person may be made a party by reason of the fact that such person is or was a director or officer of us or any of our affiliates, provided such person acted in good faith and in a manner such person reasonably believed to be in, or not opposed to, our best interests. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder. At present, no litigation or proceeding is pending that involves any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.
      We maintain a directors’ and officers’ liability insurance policy. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers and reimburses us for those losses for which we have lawfully indemnified the directors and officers. The policy contains various exclusions.
      The fifth amended and restated investor rights agreement between the company and certain investors provides for indemnification by such investors of us and our officers and directors for certain liabilities arising under the Securities Act.

Item 15.	Recent Sales of Unregistered Securities
      Since January 1, 2002, we have issued and sold the following unregistered securities:
      (1)     We granted stock options to employees, consultants and directors under our 1999 Stock Plan covering an aggregate of 1,718,744 shares of our common stock on the dates, and in the amounts and exercise prices, set forth below:

a. On January 23, 2002, we granted stock options covering an aggregate of 141,330 shares of our common stock, at a weighted average exercise price of $1.50 per share and an aggregate price of approximately $212,000.

b. On March 27, 2002, we granted stock options covering an aggregate of 30,957 shares of our common stock, at a weighted average exercise price of $1.50 per share and an aggregate price of approximately $46,450.

c. On May 21, 2002, we granted stock options covering an aggregate of 60,164 shares of our common stock, at a weighted average exercise price of $1.50 per share and an aggregate price of approximately $90,250.

d. On July 23, 2002, we granted stock options covering an aggregate of 56,033 shares of our common stock, at a weighted average exercise price of $1.80 per share and an aggregate price of approximately $100,875.

e. On September 19, 2002, we granted stock options covering an aggregate of 19,245 shares of our common stock, at a weighted average exercise price of $1.80 per share and an aggregate price of approximately $34,650.

f. On November 19, 2002, we granted stock options covering an aggregate of 26,910 shares of our common stock, at a weighted average exercise price of $1.80 per share and an aggregate price of approximately $48,442.50.

g. On January 23, 2003, we granted stock options covering an aggregate of 160,565 shares of our common stock, at a weighted average exercise price of $1.80 per share and an aggregate price of approximately $289,033.50.

h. On April 3, 2003, we granted stock options covering an aggregate of 12,474 shares of our common stock, at a weighted average exercise price of $1.80 per share and an aggregate price of approximately $22,455.

i. On June 17, 2003, we granted stock options covering an aggregate of 19,416 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $52,425.

j. On September 4, 2003, we granted stock options covering an aggregate of 14,164 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $38,250.

k. On October 1, 2003, we granted stock options covering an aggregate of 139,244 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $375,997.50.

l. On November 13, 2003, we granted stock options covering an aggregate of 3,500 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $9,450.

m. On January 22, 2004, we granted stock options covering an aggregate of 22,830 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $61,650.

n. On March 31, 2004, we granted stock options covering an aggregate of 297,253 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $802,665.

o. On June 10, 2004, we granted stock options covering an aggregate of 66,663 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $180,000.

p. On September 2, 2004, we granted stock options covering an aggregate of 251,795 shares of our common stock, at a weighted average exercise price of $2.70 per share and an aggregate price of approximately $679,860.

q. On November 11, 2004, we granted stock options covering an aggregate of 19,098 shares of our common stock, at a weighted average exercise price of $3.60 per share and an aggregate price of approximately $68,760.

r. On January 4, 2005, we granted stock options covering an aggregate of 361,103 shares of our common stock, at a weighted average exercise price of $6.00 per share and an aggregate price of approximately $2,166,618.

s. On January 21, 2005, we granted stock options covering an aggregate of 16,000 shares of our common stock, at a weighted average exercise price of $7.50 per share and an aggregate price of approximately $120,000.

      (2)     We sold an aggregate of 996,316 shares of our common stock to employees, consultants and directors for cash consideration in aggregate amount of approximately $2,143,578 upon the exercise of stock options granted under the 1999 Stock Plan.
      (3)     In May 2002, we sold an aggregate of 2,926,659 shares of our Series B convertible preferred stock, convertible into the same number of shares of our common stock, at $15.00 per share for an aggregate sale price of $43,900,000 to 25 accredited investors.
      (4)     In October 2002, in connection with a license agreement, we issued 8,333 shares of our common stock to a licensor, Matthias Hediger.
      (5)     In November 2002, in connection with a loan agreement, we issued a warrant exercisable into 4,000 shares of our Series B convertible preferred stock to TBCC Funding Trust II. The warrant has an exercise price of $15.00 per share. The Series B convertible preferred stock issuable upon exercise of the warrant is convertible into the same number of shares of our common stock.
      (6)     In May 2003, in connection with consulting services, we issued 1,666 shares of our common stock to Thomas W. Keelin and Elizabeth M. Keelin Family Trust 7/5/83.
      (7)     In January 2004, in connection with consulting services, we issued 8,333 shares of our common stock to Paul Brooke.
      (8)     In January 2004, in connection with an engagement agreement, we issued a warrant exercisable into 6,106 shares of our common stock to Montgomery & Co., LLC. The warrant has an exercise price of $.06. The warrant was exercised for 6,106 shares of common stock in March 2005.
      (9)     In January and February 2004, we sold an aggregate of 2,477,760 shares of our Series C convertible preferred stock, convertible into the same number of shares of our common stock, at $15.00 per share for an aggregate sale price of $37,166,648 to 44 accredited investors. Each purchaser of a share of our Series C convertible preferred stock received a warrant exercisable into .2835 of an additional share of our common stock. The warrants have an exercise price of $.06 per share. As of March 31, 2005, investors exercised warrants to purchase 279,212 shares of our common stock.
      (10)     In July 2004, in connection with an equipment loan, we issued a warrant exercisable into 1,041 shares of our Series C convertible preferred stock to General Electric Capital Corporation. The warrant has an exercise price of $15.00 per share. The Series C convertible preferred stock issuable upon exercise of the warrant is convertible into the same number of shares of our common stock.
      (11)     In September 2004, in connection with an employment agreement, we sold 149,999 shares of our common stock to William J. Rieflin at $.006 per share for an aggregate sale price of $900.
      (12)     In November 2004, in connection with an amendment to a license agreement, we issued a warrant exercisable into 2,500 shares of our common stock to a licensor, Wake Forest University Health Sciences. The warrant has an exercise price of $3.60.
      (13)     In December 2004, we sold an aggregate of 1,666,651 shares of our Series D convertible preferred stock, convertible into the same number of shares of our common stock, at $15.00 per share for an aggregate sale price of $25,000,000 to 31 accredited investors.
      The issuances described in paragraph (1) and (2) above in this Item 15 were deemed exempt from registration under the Securities Act in reliance on either (i) Rule 701 promulgated under the Securities Act as offers and sale of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of the transactions described in paragraph (2) represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
      The sales and issuances of securities in the transactions described in paragraphs (3) through (13) were exempt from registration pursuant to the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder as transactions not involving any public offering. The purchasers of securities for which the registrant relied on Regulation D represented that they were accredited investors as defined under the Securities Act. The registrant believes that the issuances are exempt from the registration requirements of the Securities Act on the basis that appropriate legends were affixed to the stock certificates issued in such transactions.

Item 16.	Exhibits and Financial Statement Schedules

(a)	Exhibits
           The exhibits are as set forth in the Exhibit Index.
      (b)     Financial Statement Schedules

All schedules have been omitted because they are not required or are not applicable or the required information is shown in the financial statements or notes thereto.

Item 17.	Undertakings
      The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the undersigned registrant pursuant to the foregoing provisions, or otherwise, the undersigned registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the undersigned registrant of expenses incurred or paid by a director, officer or controlling person of the undersigned registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the undersigned registrant will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The undersigned registrant hereby undertakes that:

(1) For purposes of any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the undersigned registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California on the 13th day of April, 2005.

XenoPort, Inc.

By:	/s/ Ronald W. Barrett

Ronald W. Barrett
Chief Executive Officer
      Pursuant to the requirements of the Securities Act, this Amendment No. 2 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signatures	Title	Date

/s/ Ronald W. Barrett Ronald W. Barrett	Chief Executive Officer and Director (Principal Executive Officer)	April 13, 2005

/s/ William G. Harris William G. Harris	Chief Financial Officer (Principal Financial and Accounting Officer)	April 13, 2005

* Paul Goddard	Director	April 13, 2005

* John G. Freund	Director	April 13, 2005

* Kenneth J. Nussbacher	Director	April 13, 2005

* Robert W. Overell	Director	April 13, 2005

* Bryan Roberts	Director	April 13, 2005

* Wendell Wierenga	Director	April 13, 2005

* Jeryl L. Hilleman	Director	April 13, 2005

* Pursuant to Power of Attorney

/s/ Ronald W. Barrett Ronald W. Barrett Attorney-in-fact

EXHIBIT INDEX

Exhibit
Number		Description of Document

1.1		Form of Underwriting Agreement
3.1		Amended and Restated Certificate of Incorporation of the Company
3.2		Form of Amended and Restated Certificate of Incorporation of the Company, to be effective upon the closing of the offering to which this Registration Statement relates(1)
3.3		Bylaws of the Company(1)
3.4		Certificate of Amendment of the Bylaws of the Company(1)
3.5		Form of Amended and Restated Bylaws of the Company, to be effective upon completion of the offering to which this Registration Statement relates(1)
4.1		Specimen Common Stock Certificate
4.2		Fifth Amended and Restated Investors Rights Agreement, dated December 16, 2004, by and among the Company and certain stockholders of the Company(1)
5	.1*	Opinion of Cooley Godward LLP
10.1		Form of Indemnification Agreement between the Company and its officers and directors(1)
10.2		Form of Employee Proprietary Information Agreement between the Company and its executive officers(1)
10.3		Lease Agreement, dated September 24, 2001, by and between the Company and Sobrato Interests(1)
10.4		Sublease Agreement, dated April 30, 2004, by and between the Company and ILYPSA, Inc.(1)
10.5		1999 Stock Plan(1)
10.6		Form of Stock Option Agreement under the 1999 Stock Plan (1)
10.7		2005 Equity Incentive Plan(1)
10.8		Form of Option Agreement under the 2005 Equity Incentive Plan(1)
10.9		2005 Non-Employee Directors’ Stock Option Plan
10.10		Form of Stock Option Agreement under the 2005 Non-Employee Directors’ Stock Option Plan
10.11		2005 Employee Stock Purchase Plan(1)
10.12		Form of 2005 Employee Stock Purchase Plan Offering Document (1)
10.13		Form of Change of Control Agreement between the Company and certain of its executive officers, dated April 1, 2002(1)
10.14		Change of Control Agreement between the Company and Ronald W. Barrett, dated April 1, 2002(1)
10.15		Change of Control Agreement between the Company and William J. Rieflin, dated June 18, 2004(1)
10.16		Change of Control Agreement between the Company and Pierre V. Trân, dated July 15, 2004(1)
10.17		Letter Agreement between the Company and William G. Harris, dated May 4, 2001(1)
10.18		Employment Agreement between the Company and William J. Rieflin, dated June 18, 2004(1)
10.19		Employment Agreement between the Company and Pierre V. Trân, dated July 15, 2004(1)
10.20		Promissory note issued by Kenneth C. Cundy to the Company, dated December 20, 2001(1)
10.21		Promissory note issued by William G. Harris to the Company, dated January 11, 2002(1)
10.22		Promissory note issued by Mark A. Gallop to the Company, dated April 12, 2002(1)
10.23		Promissory note issued by William G. Harris to the Company, dated May 17, 2002(1)
10.24		XenoPort, Inc. Bonus Plan
10.25		Termsheet for Director Cash Compensation

Exhibit
Number		Description of Document

10.26		Executive Compensation
23	.1*	Consent of Cooley Godward LLP (included in Exhibit 5.1)
23.2		Consent of Independent Registered Public Accounting Firm
24.1		Power of Attorney. Reference is made to the signature page included with the initial filing of the registration statement on Form S-1 with the SEC on January 19, 2005 (1)

*	To be filed by amendment

(1)	Previously filed